SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 4
SCHEDULE 14D-9
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Bankrate, Inc.
(Name of Subject Company)

Bankrate, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

06646V108
(CUSIP Number of Class of Securities)

Edward J. DiMaria
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408
(561) 630-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Lawrence S. Makow, Esq.
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.  SUBJECT COMPANY INFORMATION.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Bankrate, Inc., a Florida corporation (the “Company” or “Bankrate”). The address of the principal executive offices of the Company is 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408, and its telephone number is (561) 630-2400.

(b)	Class of Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Shares,” each a “Share,” and the holders of such Shares “Shareholders”). As of the close of business on August 19, 2009, there were 100,000,000 Shares authorized, of which 19,223,794 were outstanding (including restricted shares).

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address of Person Filing this Statement.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b)	Tender Offer of BEN Merger Sub, Inc.

This Schedule 14D-9 relates to the tender offer (the “Tender Offer” or “Offer”) by BEN Merger Sub, Inc., a Florida corporation (“Merger Sub”) and a wholly owned subsidiary of BEN Holdings, Inc., a Delaware corporation (“Parent”), an indirect wholly owned subsidiary of Ben Holding S.à.r.l., which is beneficially owned by Apax US VII, L.P. (“Apax US VII Fund”), Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (“Apax Europe VII Funds,” and together with Apax US VII Fund, the “Sponsor Funds”) to purchase all of Bankrate’s outstanding Shares for $28.50 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Merger Sub’s Offer to Purchase dated July 28, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2009. Apax Partners, L.P. is (i) an advisor to Apax US VII Fund under an investment advisory agreement with Apax US VII Fund, and (ii) an advisor to Apax Partners LLP, which is an advisor to Apax Partners Europe Managers Limited, the discretionary investment manager to the Apax Europe VII Funds, under separate investment advisory contracts (Apax Partners, L.P., in such capacities described in the foregoing clauses (i) and (ii), is referred to as “Apax”).

The Tender Offer is being made pursuant to an Agreement and Plan of Merger dated as of July 22, 2009, among the Company, Parent and Merger Sub (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Tender Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (“Surviving Corporation”). At the effective time of the Merger, each outstanding Share (other than Shares owned by Parent, Merger Sub, Bankrate and its subsidiaries, and certain shares owned by certain of Bankrate’s officers and directors (as further described herein) and Shares with respect to which dissenters rights are properly demanded and perfected) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Schedule TO states that the address of Merger Sub is 601 Lexington Avenue, 53rd Floor, New York, New York 10022, and Merger Sub’s telephone number thereat is (212) 753-6300.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Arrangements with Directors and Executive Officers of the Company.

In considering the recommendation of Bankrate’s board of directors (the “Board”) to tender Bankrate shares in the Offer, shareholders should be aware that Bankrate’s executive officers and certain directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in the Schedule 14D-9.

Director and Officer Indemnification and Insurance

All present rights of directors and officers of Bankrate to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the effective time of the Merger in connection with such person serving as a director or officer, whether asserted or claimed at or after the effective time of the Merger will continue after the Merger. Parent and the Surviving Corporation will maintain all exculpation, indemnification and advancement of expenses provisions of Bankrate that exist immediately prior to the effective time of the Merger, and will not for a period of six years after the Merger amend, repeal, or modify these provisions in any manner that would adversely affect the rights of any individuals who were current or former directors, officers or employees of Bankrate at the effective time of the Merger.

From and after the Board Appointment Date (as defined below), Parent and the Surviving Corporation will, to the fullest extent permitted under law, indemnify and advance funds to each current and former director or officer of Bankrate for any action arising out of, relating to or in connection with any act or omission occurring or alleged to have occurred before or after the Board Appointment Date in connection with such person serving as a director or officer.

For six years following the Board Appointment Date, Parent will maintain or substitute directors’ and officers’ liability insurance on terms no less favorable than those under Bankrate’s current policy, subject to a maximum limit on annual premiums equal to 250% of the last annual premium paid by Bankrate prior to the date of the Merger Agreement with respect to matters arising on or before the Board Appointment Date. In lieu of the foregoing, Bankrate may purchase a six-year prepaid “tail policy” prior to the Board Appointment Date providing benefits substantially equivalent to those provided under Bankrate’s current policy with respect to matters arising on or before the Board Appointment Date.

Effect of the Offer and the Merger Agreement on Stock Options and Restricted Shares Granted under Bankrate’s Stock Incentive Plans and Stock held by Directors and Executive Officers

As set forth below, executive officers and non-employee directors who are party to a Support Agreement have committed to invest certain amounts into Parent. It is expected that these investments will be satisfied either (1) with amounts that would otherwise be payable with respect to their Bankrate equity holdings described below or (2) by the surrender of certain of their Bankrate equity holdings for Parent securities before the effective time of the Merger.

Options

The Merger Agreement provides that, except as may otherwise be agreed between Parent and an individual option holder who is party to a Support Agreement, each outstanding option to acquire Bankrate’s shares granted under Bankrate’s equity compensation plans, including those held by Bankrate’s executive officers and non-employee directors, that is outstanding immediately prior to the Acceptance Time will automatically fully vest (if not already vested) and will, with respect to the Support Executives, each of whom has entered into a Support Agreement, upon the completion of the Merger, and with respect to Bankrate’s other executive officers and directors, upon the Acceptance Time, convert into the right to receive an amount in cash, without interest, equal to (i) $28.50 less the exercise price of the applicable option, multiplied by (ii) the aggregate number of Bankrate shares into which the applicable option was exercisable immediately prior to the completion of the Merger or the Acceptance Time, as applicable. Bankrate or the surviving corporation will pay the holders of Bankrate options the cash payments (less required withholding taxes) in respect of their options within ten business days following the Acceptance Time. If the exercise price of any option is equal to or greater than $28.50, it will be cancelled without any cash payment being made to the holder of such option. As of the date hereof, Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca, DeFranco, Morse, O’Block, Martin, Pinola and Poliner, hold 880,000, 130,000, 25,000, 45,000, 150,000, 40,000, 107,500, 12,500, 85,000, 85,000, 62,500, 30,000 and 85,000 options to purchase Bankrate shares, respectively. Based on their Bankrate options held as of the date hereof, and assuming the Offer was completed on August 26, 2009, upon completion of the Offer the number of unvested options to purchase Bankrate shares held by each of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca, DeFranco, Morse, O’Block, Martin, Pinola, and Poliner that would vest upon completion of the Offer are 0, 25,000, 0, 1,563, 48,751, 13,542, 1,563, 1,563, 10,000, 10,000, 10,000, 10,000 and 10,000, respectively. These unvested options each have an exercise price greater than $28.50 and would be cancelled without any cash payment upon completion of the Offer. Based on their Bankrate options held as of the date hereof, upon completion of the Offer and completion of the Merger, Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca, DeFranco, Morse, O’Block, Martin, Pinola, and Poliner would receive a cash payment in an amount equal to $17,201,200, $0, $256,000, $591,500, $0, $0, $1,937,050, $0, $1,007,900, $1,007,900, $420,425, $0, and $1,007,900 with respect to all of their Bankrate options, less any applicable withholding taxes.

Restricted Shares

The Merger Agreement also provides that, except as may otherwise be agreed between Parent and an individual holder of restricted shares that is party to a Support Agreement, all Bankrate restricted shares outstanding immediately prior to the Acceptance Time will vest in full and, subject to the ultimate vesting of the restricted shares, the holder of the Bankrate shares (other than holders subject to the Support Agreements) will have the right to tender (or direct Bankrate to tender) his or her restricted shares into the Offer (net of any Bankrate shares withheld to satisfy employment and income tax obligations). Parent has not reached any agreement respecting restricted shares with any directors or executive officers of Bankrate other than the Support Executives. To the extent that any restricted shares that vest upon completion of the Offer are not tendered, they will be converted into the right to receive an amount in cash, without interest, equal to $28.50 per share upon the effective time of the Merger, except as otherwise agreed between Parent and an individual holder of restricted shares that is a party to a Support Agreement. Each of the Support Executives have agreed not to tender any of their Bankrate shares into the Offer, which with respect to the executive officers includes any Bankrate restricted shares. Based on their Bankrate restricted shares held as of the date hereof and assuming the Offer was completed on August 26, 2009, upon completion of the Offer, the number of Bankrate restricted shares held by each of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca and DeFranco that would vest immediately prior to completion of the Offer are 34,166, 82,500, 17,000, 47,500, 47,500, 16,833, 17,000 and 0, respectively, and Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca and DeFranco would receive a cash payment, as of completion of the Offer or the Merger, as applicable, in an amount equal to $973,731, $2,351,250, $484,500, $1,353,750, $1,353,750, $479,740.50, $484,500 and $0, respectively, with respect to their restricted shares, less any applicable withholding taxes. Bankrate’s non-employee directors do not hold any Bankrate restricted shares.

Shares

Bankrate’s directors and executive officers also beneficially own Bankrate shares. With the exception of the Support Executives (who have separately agreed not to tender their Bankrate shares), these individuals may tender their Bankrate shares for acceptance in the Offer. Any Bankrate shares not tendered in the Offer would be exchanged for cash upon the closing of the Merger. Based on their Bankrate shares held as of the date hereof and assuming the Offer was completed on August 26, 2009, and assuming that, solely for purposes of this calculation, the executive officers and directors who are not Support Executives do not tender any of their Bankrate shares into the Offer, upon completion of the Offer, the number of Bankrate shares beneficially owned by each of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Ricciardelli, Zanca, DeFranco, Morse, O’Block, Martin, Pinola, and Poliner (which, in all cases, does not include any restricted shares that will vest immediately prior to completion of the Offer) are 0, 11,210, 7,332, 6,258, 8,857, 6,685, 8,226, 0, 3,954,335, 307,074, 8,350, 5,000, and 300,456, respectively and the cash payment each such officer or director would receive upon the Merger in exchange for such Bankrate shares is $0, $319,485, $208,962, $178,353, $252,425, $190,523, $234,441, $0, $112,698,548, $8,751,609, $237,975, $142,500, and $8,562,996, respectively.

Support Executives’ Investment in Parent

Each of Messrs. Morse, O’Block, Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca has entered into a Support Agreement with Parent and Purchaser pursuant to which they have each agreed (i) not to tender any of their Bankrate shares into the Offer, (ii) to support the Merger and the other transactions contemplated by the Merger Agreement and (iii) to make certain investments in Parent (or an affiliate of Parent) prior to the effective time of the Merger. Each Support Agreement was approved as “an employment compensation, severance or other employee benefit arrangement” by Bankrate’s Compensation Committee (which is comprised solely of independent directors for purposes of the requirements of Rule 14d-10 of the Exchange Act) pursuant to the non-exclusive safe harbor provided by Rule 14d-10(a)(2) of the Exchange Act. The investment of each of those individuals will be invested in the same Parent securities, and in the same relative proportions between such securities, as will be held by the Sponsor Funds and their affiliates. To the extent that the Sponsor Funds and their affiliates determine that it is reasonably feasible, and after taking into account the previous sentence, the Sponsor Funds and Parent will cooperate with these shareholders to achieve a tax-free rollover of their committed equity investment. Mr. Evans has committed to invest $4,500,000, Mr. DiMaria has committed to invest $125,000, Mr. Hoogterp has committed to invest $125,000, Mr. Horowitz has committed to invest $125,000, Mr. Ricciardelli has committed to invest $35,000, Mr. Ross has committed to invest $100,000, and Mr. Zanca has committed to invest $125,000, which represents approximately 25%, 5%, 13%, 6%, 5%, 6%, and 5%, respectively, of the gross proceeds each such person expects to receive in respect of his equity holdings in the Company in the Merger. Each of Messrs. Morse and O’Block committed to invest between 30% and 50% (the percentage to be determined in the discretion of each of Messrs. Morse and O’Block before the Acceptance Time) of the after-tax value of his equity holdings in Bankrate (representing an investment amount of approximately $29.7 million to $50.5 million for Mr. Morse and approximately $2.5 million to $4.2 million for Mr. O’Block). Messrs. Morse and O’Block have since decided to invest $38.0 million and $3.2 million, respectively. The percentage of Parent securities each Support Executive will hold subsequent to the Merger is approximately 6.9% for Mr. Morse, between 0.4% and approximately 0.6% for Mr. O’Block, approximately 0.8% for Mr. Evans, approximately 0.02% for each of Messrs. DiMaria, Hoogterp, Horowitz, Ross, and Zanca, and approximately 0.01% for Mr. Ricciardelli (which percentages do not reflect any Parent equity that may be granted to them pursuant to the Parent Equity Plan described below).

Management Arrangements with Parent

Parent has agreed on certain elements of the compensation arrangements that will be provided by Parent and the Surviving Corporation following the completion of the Merger to certain executive officers.

Standard Terms of Employment

Parent has agreed that the existing employment agreements of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross and Zanca, including their severance rights, commitments and restrictive covenants thereunder, which are described in “Existing Employment Agreements with Bankrate” below, will remain in place following completion of the Offer, provided that, to the extent applicable, each executive will execute an amendment to their employment agreement providing that the Merger will not give them “good reason” to terminate (if applicable), nor itself constitute a breach of their employment agreement. Parent has also committed to increase effective October 1, 2009 (i) the annual base salaries for Messrs. DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca by $25,000, $25,000, $50,000, $50,000, $50,000 and $10,000, respectively and (ii) the target bonuses for these same executives by $50,000, $10,000, $50,000, $25,000, $50,000 and $0, respectively.

Parent Equity Plan

Parent has committed to adopt an equity compensation plan (the “Parent Equity Plan”) that will provide an incentive pool to management (the “Management Pool”), the amount of which is set forth below:

Return on Total Investment	Amount of Management Pool

1.0X	$0
1.5X	$20 million
2.0X	$40 million
2.5X	$60 million
3.0X	$80 million
3.5X	$100 million
4.0X	$120 million

In the event the return on total investment is between two of the figures above or is in excess of 4.0X, the amount of the Management Pool will be proportionately adjusted. The manner of determining the return on total investment that will be used to calculate the value of the Management Pool, as well as the form of the awards to be made to management under the Parent Equity Plan, has not yet been agreed upon by management and Apax and will be the subject of future negotiations. Furthermore, Parent and management are currently considering the feasibility of a structure for the Parent Equity Plan that will provide these economic rights to management in a form that is eligible for capital gains treatment.

Parent has committed to grant awards representing approximately 80% of the Management Pool at or about completion of the Merger, and will grant awards representing approximately 20% of the Management Pool thereafter. The portion of the Management Pool that will be granted to the executives and other employees will be determined by Mr. Evans and Parent’s board of directors. Under the Parent Equity Plan, prior to an exit event, Parent will allocate incentive awards having a value equal to the remaining unallocated value of the Management Pool, if any. It is currently expected that Mr. Evans will receive approximately 35% of the initial allocation of the Management Pool that will be awarded at or about the completion of the Merger. Allocations of the Management Pool to other executives of the Surviving Corporation have not yet been determined, and the chief executive officer of the Surviving Corporation will recommend the allocation of awards for approval by Parent’s board of directors.

Awards granted pursuant to the Parent Equity Plan will generally vest to the extent that agreed upon investors in Parent achieve an 8% internal rate of return on their investment as of an exit event. If this return threshold is not satisfied on the exit event, the awards will be forfeited upon the exit event. Upon a grantee’s termination of employment before an exit event, outstanding awards that are not “contingently vested” will be forfeited. Up to 75% of a grantee’s awards will “contingently vest” if certain agreed upon annual EBITDA targets are achieved while the grantee is employed. These contingently vested awards will be forfeited if the grantee’s employment is terminated for cause, if the grantee terminates his or her employment without good reason or if the agreed upon investors in Parent do not achieve the 8% internal rate of return on their investment described above. Contingently vested awards that are not forfeited upon a termination of employment may be repurchased with an interest bearing note that will be payable only if the return threshold is satisfied.

Each current executive officer who is granted awards under the new Parent Equity Plan will be subject to certain restrictive covenants, including non-competition, non-solicitation and non-interference covenants that will apply during employment and for the twelve months thereafter (and for a period to be determined in the case of Mr. Ricciardelli.)

Shareholders Agreement

Each of the Support Executives has agreed to enter into a shareholders agreement with Parent which will govern the parties’ rights and obligations with respect to capital stock of Parent following completion of the Merger. Among other rights and obligations, the shareholders agreement will provide the executives with rights, under certain circumstances, to participate in sales, purchases and registrations of Parent shares and will provide Parent with the right to require the executive to participate in certain sales and to repurchase the executive’s options (or

Parent shares acquired upon exercise of a previously vested option) upon termination of the executive’s employment.

Positions with the Surviving Corporation

It is anticipated that the current management of Bankrate will hold substantially similar positions with the Surviving Corporation and its subsidiaries after completion of the Merger.

Existing Employment Agreements with Bankrate

Each of Bankrate’s executive officers, other than Mr. Ricciardelli, is party to an employment agreement with Bankrate. Under the terms of the employment agreements, the executive officers are entitled to certain severance payments in the event they incur a termination of employment by Bankrate without “cause” or, in the case of Mr. Evans if he resigns for “good reason” and, in the case of Mr. Ross if he resigns as a result of Bankrate’s breach of certain provisions of his employment agreement (each, a “Qualifying Termination”). Severance payments are subject to the executive officer’s execution and non-revocation of a release of claims against Bankrate. In the event of a Qualifying Termination, each executive officer is entitled to receive (1) within fifteen days of his date of termination, a lump sum cash amount equal to the sum of his unpaid base salary through the date of termination and any accrued bonus through the date of termination and (2) a separation payment equal to one year’s base salary at the then-current rate, payable in three equal installments as follows: (x) one-third is payable on the later of (i) fifteen days following the date of termination and (ii) the date after the executive officer’s right to revoke his release expires, (y) one-third is payable on the six-month anniversary of the date of termination and (z) one-third is payable on the one-year anniversary of the date of termination. Assuming that the Offer is completed on August 26, 2009 and the executive officer experiences a Qualifying Termination immediately thereafter, the amount of cash severance that will be payable to each of Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ross, Zanca and DeFranco, respectively, is approximately $450,000, $350,000, $250,000, $300,000, $300,000, $240,000 and $210,000.

Each executive is subject to an ongoing confidentiality obligation, and non-competition and non-recruit covenants, while employed by Bankrate and for one year thereafter (six months for Mr. Hoogterp).

Bankrate’s Unwritten Severance Policy

Mr. Ricciardelli is eligible for severance under Bankrate’s standard, unwritten severance policy. Pursuant to this severance policy, employees whose employment is terminated as a result of a position elimination or a termination of employment by Bankrate without “cause” are, subject to their entry into a severance agreement and general release, eligible for severance in an amount of two weeks of pay, plus one week of pay (rounded up for partial years) for each year of service with Bankrate. Assuming that the Offer is completed on August 26, 2009 and Mr. Ricciardelli’s employment is terminated in a manner entitling him to severance under Bankrate’s severance policy, based on his years of service with Bankrate as of the date of termination, Mr. Ricciardelli would be eligible for cash severance payments of approximately $24,038.

(b)	Arrangements with Parent.

The Merger Agreement.

The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among Parent, Merger Sub and the Company in relation to the Tender Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Merger Sub or the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Tender Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Merger Sub or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Parent may have the right not to consummate the Tender Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Shareholders and are qualified by information set forth on confidential schedules. Accordingly, Shareholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Equity Commitment Letters.

As an inducement to the Company to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Tender Offer and the Merger, the Sponsor Funds have provided an equity commitment letter to Parent (but not the Company) (the “First Equity Commitment Letter”) and an equity commitment letter to both Parent and the Company (the “Second Equity Commitment Letter” and together with the First Equity Commitment Letter, the “Equity Commitment Letters”). The First Equity Commitment Letter obligates the Sponsor Funds to provide Parent with up to $570,800,000 solely to permit Parent and Merger Sub to pay all of the consideration in the Tender Offer and the Merger. The Second Equity Commitment Letter obligates the Sponsor Funds to provide Parent with up to $570,800,000 to permit Parent to (i) pay any termination fee owed by Parent pursuant to the Merger Agreement, (ii) pay any liabilities owed by Parent pursuant to the Merger Agreement, and (iii) comply with any specific performance remedy obtained by the Company against Parent and Merger Sub. The foregoing summary of the Equity Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the First Equity Commitment Letter and the Second Equity Commitment Letter, which include certain conditions and limitations including termination provisions. The Equity Commitment Letters are filed as Exhibits (e)(2) and (e)(3) hereto and are incorporated herein by reference.

Limited Guarantee.

Also as an inducement to the Company to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Tender Offer and the Merger, Parent has provided the Company with a limited guarantee (the “Limited Guarantee”) in favor of the Company guaranteeing the payment of up to $570,800,000 to (i) pay any termination fee owed by Parent pursuant to the Merger Agreement, (ii) pay any liabilities owed by Parent pursuant to the Merger Agreement, and (iii) to permit Parent and Merger Sub to comply with any specific performance remedy obtained by the Company against Parent and Merger Sub. The foregoing summary of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to that document, which includes certain conditions and limitations including termination provisions. The Limited Guarantee is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Exclusivity Agreement

The Company and Apax entered into an exclusivity agreement dated June 30, 2009 (the “Exclusivity Agreement”) in connection with a possible negotiated transaction between the parties. The Company agreed, among other things, not to (i) solicit, negotiate, encourage, initiate or otherwise discuss with any other person or entity the sale, merger, consolidation or recapitalization of the Company and (ii) furnish non-public information for the purpose of facilitating a proposal for a third party transaction to any other entity until July 20, 2009. The foregoing summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement. The Exclusivity Agreement is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

(a)	Solicitation/Recommendation

During a meeting held on July 22, 2009, the Board, by unanimous vote and with the separate and unanimous approval of the directors of the Company not subject to Support Agreements (the “Disinterested Directors”), (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of the Company and its shareholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the

Merger, in all respects; (iii) subject to the terms and conditions of the Merger Agreement, resolved to recommend that the shareholders of the Company accept the Offer, tender their Shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger; and (iv) approved the execution, delivery and performance of the Merger Agreement by and on behalf of the Company and the consummation of the transactions contemplated thereby, including the Offer and the Merger.

Accordingly, the Board recommends that you ACCEPT the Tender Offer and tender your Shares into the Tender Offer.

(b)	Background of the Transaction

As part of its normal deliberations, the Board has periodically met with senior management of the Company to discuss and review potential strategic directions for the Company in light of the Company’s financial performance, developments in the industry and the competitive landscape and markets in which it operates. These meetings have also addressed, from time to time, hypothetical acquisitions or business combinations involving various other parties.

Beginning in June 2007, in response to unsolicited inbound inquiries from strategic parties regarding a potential investment in or acquisition of Bankrate, the Company conducted a thorough review of potential strategic alternatives for the Company, including a sale or strategic merger of the Company, seeking additional debt or equity capital, acquisitions by the Company, and continued operations as a standalone business. Over the next several months, in order to evaluate these alternatives, the Company and its financial advisors, including Allen & Company (“Allen”), and legal advisor Wachtell, Lipton Rosen & Katz (“Wachtell Lipton”), assessed the landscape of companies and parties that would be potentially interested in a transaction with the Company and contacted, through the financial advisors, approximately 14 parties, comprised of both strategic buyers and financial sponsors, in order to gauge whether there was any interest in a possible strategic transaction involving the Company. These 14 firms were selected based on the Company’s judgment, in consultation with the Company’s financial advisors, as to the likelihood of their being interested in a possible strategic transaction with the Company given their existing businesses or investment philosophies, respectively. The list of potential strategic buyers was based on their lines of business, strategic direction and financial ability to do a transaction with Bankrate. The potential financial sponsors were based upon those (i) who expressed unsolicited interest to the Company in acquiring them, (ii) who have made prior investments in similar sectors to which Bankrate operates or (iii) who had expressed interest in acquiring assets in the sector and had adequate funds to consummate a transaction. Although several confidentiality agreements were entered into and various meetings took place, no transaction resulted from this process and eventually the Company suspended the process to focus on executing on its strategic plan. None of the strategic parties expressed an interest in pursuing a transaction.

In mid-2008, again in response to unsolicited inbound inquiries from financial sponsors regarding a potential investment in or acquisition of Bankrate, the Board re-initiated its review of strategic alternatives, reengaging in discussions with potential acquirers. The Board also re-engaged with Allen and Wachtell Lipton. Four private equity firms, including Apax, expressed interest in working with the Company, and engaged in meetings and discussions with the Company’s management and advisors. The Company’s focus was on those parties with serious interest and the ability to deliver the greatest value to Company shareholders. During this time, Messrs. Evans and DiMaria began a dialogue with Apax, discussing potential partnerships between the Sponsor Funds and the Company regarding potential acquisitions, as well as the possibility of Apax purchasing the Company. Messrs. Evans and DiMaria also engaged in similar discussions with another financial sponsor, but the other party did not ultimately present a proposal to the Company. On July 17, 2008, Mr. Evans had a discussion with Messrs. Truwit and Fernandes regarding Bankrate’s business and finances. On July 24, 2008, Messrs. DiMaria and Fernandes discussed the business and finances of Bankrate, and in the week of August 4, 2008, further discussions were held on these matters. On August 22, 2008, representatives of Apax met with Messrs. Evans and Morse at the offices of Apax in New York City to discuss the business, strategy and financial results of Bankrate. On September 22, 2008, Messrs. Evans and DiMaria also visited Apax’s offices in London to provide an overview of the business, strategy and financial results of Bankrate. Despite earlier indications of interest, discussions ceased after these meetings, largely due to the instability and volatility in the financial markets at that time.

The Board continued to discuss over the ensuing months issues related to the strategic position of the Company and the current market environment, developments among financial institutions and how they impacted the Company, as well as the ability of Bankrate to continually grow and compete effectively in a challenging business environment, including discussions regarding Bankrate’s access to capital and ability to acquire desirable assets to enhance shareholder value. During this period, Messrs. Morse, Evans and DiMaria, met occasionally and informally with various private equity companies from time to time, including Apax, to discuss the strategic outlook of the Company. Several of these discussions concerned the possibility of a financial sponsor partnering with the Company to invest in or acquire other companies or businesses. These discussions were informational and exploratory in nature and did not give rise to any specific proposals by any of such third parties.

At an April 29, 2009 meeting of the Board, senior management and the Board again reviewed the strategic position of the Company. Mr. Evans informed the Board that in his judgment, the Company was at a critical juncture and that in order to compete effectively in the marketplace and maintain its market position, the Company needed to acquire strategic assets over the coming months and years and, given the Company’s size, its access to capital was limited. Further, given the general scale and expected valuations of likely available acquisition candidates, undertaking an acquisition using the Company’s stock as consideration would likely result in significant dilution to the Company’s shareholders. Management and the Board concluded that in light of such constraints, it was advisable to again consider the level of interest in the Company among possible strategic partners. Following this meeting, the Company renewed discussions with Apax and another financial sponsor, a large private equity firm of internationally recognized reputation with experience in the Company’s business sector, that had contacted the Company (“Party A”) as the parties Allen and the Company believed to be the most likely to be seriously interested in and prepared to complete, and capable of completing, a transaction expeditiously. The Company made this judgment as to which parties to engage with after consulting with Allen and considering the history of engagement and interest levels of the various parties with whom the Company discussed a potential transaction dating back to 2007. Factors considered in making this judgment included the prior inability to stimulate serious discussions with potential strategic acquirers, the varying perceived levels of interest among financial sponsors, and the judgment that Apax and Party A were very familiar with the Company as a result of previous due diligence and discussions and therefore would be most likely to be in a position to help the Company determine whether a transaction would be available on reasonable terms without an excessively lengthy timeframe or disruptive process with an uncertain outcome.

In early June 2009, Messrs. Evans and DiMaria held sessions with both Apax and Party A that included detailed discussions regarding the Company, including operational and financial information and projections, operating environment and industry conditions. On June 5, 2009, the Company and Apax entered into a confidentiality agreement, and on June 8, 2009, the Company and Party A entered into a confidentiality agreement. The Company’s management and advisors began collecting documents for the creation of a data room for due diligence purposes, and Apax began engaging in due diligence activities. On June 16, 2009, the Board received a non-binding proposal from Apax to acquire all of the Company’s outstanding Shares for $30.00 per Share in cash, all of which would be funded with cash available to the Sponsor Funds without need for third party debt financing. Apax indicated that it would be prepared to proceed on the basis of an approximately four-week due diligence period and that it would require that the Company agree to deal with Apax exclusively as a condition to commencing due diligence and the negotiation of definitive documents.

The Board met telephonically on June 17, 2009, and received an update from Allen regarding the negotiations with Apax, as well as Party A. During this time, management and the Board discussed the Company’s financial performance for its second quarter and the outlook for the remainder of 2009, including the likelihood that its results for the second quarter of 2009 would be substantially below analyst consensus estimates and the possible reaction of the Company’s stock price to the announcement of those results.

Over the next few days, Messrs. Morse, Evans and DiMaria discussed with Allen whether it might be possible to obtain a higher offer than $30.00 per Share from Apax. Based on those discussions, Allen engaged in several discussions with Mr. Truwit about the possibility of a higher price, discussing an indicative price of $33.00 per Share. After several discussions, Mr. Truwit informed Allen that in order for Apax to even consider such a significant increase in price, Apax would need to change the proposed transaction structure to a more traditional leveraged buyout transaction using significant debt financing. Based on discussions among members of management, including Messrs. Morse, Evans and DiMaria, and Allen regarding Apax’s reaction, the status of the leveraged loan markets and market experience with leveraged buyout transactions involving third party debt financing, it was determined that introducing leverage into the potential transaction would create a high and undesirable level of uncertainty as the cost of possibly obtaining a higher price. Messrs. Morse and Evans and Allen continued to engage with Mr. Truwit regarding price, due diligence and other aspects of the potential transaction. During the period from June 8, 2009 to June 22, 2009, Allen also engaged in several discussions with Party A, including a meeting on June 12, 2009 with Allen and Messrs. Evans and DiMaria regarding the Company’s business and financial results, its future growth drivers, and due diligence. Ultimately Party A did not make an offer and on June 22, 2009, indicated that it would not be able to make an offer to acquire the Company at a price level that would be competitive with that of Apax’s proposal.

After continued discussions, on June 23, 2009, Mr. Truwit verbally increased Apax’s offer to acquire all of the Company’s outstanding Shares for $30.50 per Share which would be fully funded with cash available to the Sponsor Funds with no requirement for third party debt financing. At this time, the Board contacted Wachtell Lipton to update Wachtell Lipton regarding the potential transaction with Apax. As noted, it had become clear to senior management of the Company during the time period negotiations with Apax and Party A had taken place that the Company’s results for the second quarter would be substantially below Wall Street research analyst expectations. It had also become clear that the Company’s outlook for the remainder of 2009 was highly uncertain. The Board and its advisors thus believed that it was very important to be able to enter into a definitive agreement promptly. Based on Apax’s willingness to offer a price of $30.50 per Share and its commitment to work towards finishing its diligence and entering into definitive agreements by July 20th, prior to the time the Company expected to release its financial results for the second quarter of 2009, and further considering the fact that the Board and its advisors believed that, given the length of time interested parties had required to conduct due diligence on the Company in the past and their general experience, it was unlikely any other party, either financial or strategic, could reasonably be expected to complete due diligence and enter into definitive agreements within a similar timeframe, the Company agreed, subject to Board approval, to allow Apax to proceed with due diligence and to have a period of exclusive negotiations until July 20, 2009. Arrangements were discussed to facilitate continuing due diligence and access to management for such diligence discussions between the parties.

At a special meeting of the Board held on June 30, 2009, the Board reviewed Apax’s proposal to acquire the Company for $30.50 per Share in cash. Allen discussed its analysis of the potential transaction, including a review of the current trends in the capital markets, online advertising market and the market for leveraged buyouts; Bankrate’s stock price trading history and Wall Street estimates of future Bankrate performance, including with respect to the second quarter of 2009; the premium of Apax’s proposed offer price to Bankrate’s then current stock price, and the value of the proposal as compared to comparable trading multiples, comparable transactions, and discounted cash flow valuations. The Board reviewed with Mr. Evans, Mr. DiMaria, Allen and Wachtell Lipton various aspects of the potential transaction, including the price, the request that certain officers and directors of the Company retain equity in the Company following the proposed transaction, and the timing of the transaction relative to the upcoming earnings announcement. Wachtell Lipton discussed with the Board the directors’ legal duties and responsibilities, and other related matters. Mr. Truwit had communicated to the Company that Apax would likely request that certain significant officer and director shareholders in the Company retain an equity stake in the post-acquisition company. In view of the possibility that this could be considered a possible interest in a potential transaction that would differ from the interests of shareholders generally, the Board determined that, if the Company were to proceed with the transaction, it, and any treatment of director-shareholders that was different than the treatment of shareholders generally in a transaction, should be separately approved by the disinterested members of the Board, Messrs. Martin, Poliner and Pinola (the “Disinterested Directors”), in particular pursuant to Section 607.0901 of the Florida Business Corporation Act (“FBCA”), which directors should have access to separate financial advice in order to support their separate consideration of the transaction. Section 607.0901 is further described below in Item 8 — Additional Information to be Furnished — Provisions of the Florida Business Corporation Act. The Board did not place any limitations on the role of the Disinterested Directors or their ability to retain independent advisors, but did not consider giving, and did not give, the Disinterested Directors primary responsibility for negotiating the transaction or other special powers as there was no requirement to do so under Section 607.0901 or other provisions of the FBCA. The Disinterested Directors had informal discussions following this time, and met separately and formally on July 22, 2009. The Board determined that continuing discussions with Apax would be in the best interests of the Company and its shareholders, and authorized Allen and Wachtell Lipton to continue discussions and negotiations with Apax concerning the transaction. The Board also authorized the

Company to enter into the exclusivity agreement with Apax with regard to exclusive negotiations until July 20, 2009, and such agreement was executed the same day.

During the end of June and the first two weeks of July, Apax, with the assistance of its counsel Kirkland & Ellis LLP (“Kirkland & Ellis”), continued with its diligence efforts, and began discussions with management regarding the terms on which the substantial shareholders on the Board would purchase an equity interest in the post-acquisition company as well as incentive compensation and employment arrangements with respect to members of management. Messrs. Stahl and Truwit met with Messrs. Evans and Morse on July 6, 2009 and July 12, 2009 to discuss these matters, including the amount of equity of the post-acquisition company to be purchased, the size and allocation of the new equity plan, and the key terms of employment of each of Messrs. Morse, O’Block, Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca.

During the second week of July, Wachtell Lipton and Kirkland & Ellis commenced discussion of a draft merger agreement. During that time and over the following week, the parties negotiated the terms of the merger agreement and related documentation and Apax and Messrs. Morse and Evans further discussed with Apax the terms of the shareholder investments by Messrs. Morse, O’Block, Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca and management employment arrangements with Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca. The Company also consulted with Gunster, Yoakley & Stewart, P.A., the Company’s regular outside Florida counsel, regarding due diligence and disclosure schedule issues. In the course of negotiating the merger agreement, the Company and its advisors identified several concerns with the terms of the merger agreement proposed by Apax. These issues included Apax’s unwillingness to condition the completion of the Offer on there being a majority of the Shares tendered in the Offer (exclusive of Shares subject to Support Agreements), the fact that Apax desired the right of Parent to terminate the transaction for any reason in return for paying a fee that was well below the aggregate merger consideration, the fact that the newly formed entities party to the merger agreement did not have any significant assets with which they could satisfy a judgment if there were a breach of the agreement and that Apax proposed to cap the buyer’s damages for breach of the contract to a level well below the aggregate merger consideration, and the fact that Apax proposed that the Company would not have the right to ask a court to require the buyer to specifically perform Parent’s and Merger Sub’s obligations under the agreement, among other issues. During this time, the parties continued to engage actively in due diligence and to discuss various business operation issues. Also during this time, the Disinterested Directors identified several potential financial advisors, each of which were familiar with the Company because they provided analyst coverage on the Company, but had no direct business relationship with the Company. From these candidates, the Disinterested Directors sought to select a financial advisor that, in the judgment of the Disinterested Directors, would be both diligent and fully committed to the Disinterested Directors and the unaffiliated Shareholders of the Company. On July 17, 2009, following discussion among the Disinterested Directors, the Disinterested Directors selected, and the Company retained on behalf of the Disinterested Directors, Needham & Company, LLC (“Needham & Company”) to advise the Disinterested Directors in connection with their separate consideration, and possible approval, of the merger and related matters. Needham & Company has a small limited partnership interest in a fund managed by affiliates of Antares Capital Corporation, of which Mr. Poliner is the President, but such fund has no direct or indirect equity interest in the Company. On July 19, Messrs. Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca retained Dewey & LeBeouf LLP (“Dewey”) to represent them in connection with the negotiation of shareholder investments and employment arrangements.

By July 20, 2009, the drafts of the definitive transaction documents reflected a proposal from Apax along the following lines: an offer price of $30.50 per Share in cash; a minimum condition to completing the tender offer requiring the tender of a majority of the Shares outstanding, which could be waived by Merger Sub if a number of Shares were tendered which, in addition to the Shares subject to Support Agreements, would constitute a majority of Shares outstanding, or with the consent of the Company; the ability for Merger Sub to acquire enough Shares directly from the Company to complete a short-form merger to acquire all remaining outstanding Shares in accordance with Florida law in the event that the minimum condition in the tender offer were met, and the requirement that Merger Sub do so in the event the number of Shares validly tendered and not withdrawn plus the number of Shares subject to the Support Agreements represented at least 70% of outstanding Shares; an obligation on the part of Parent and Merger Sub to commence the tender offer within 10 business days of the Merger Agreement; an equity commitment letter from the Sponsor Funds to Parent and a limited guarantee from Parent, but not the Sponsor Funds, to provide sufficient funds to pay for all obligations of Parent and Merger Sub under the

Merger Agreement which would be subject to maximum aggregate liability for the Sponsor Funds of $150,000,000; and the ability for Parent to terminate the Agreement at any time on payment of a termination fee of $100,000,000. The terms of the Support Executives’ purchases of interests in the post-acquisition company (including the amount of such purchases and the rights of the Support Executives as minority shareholders) and of their incentive compensation and employment arrangements (including the terms of the Parent Equity Plan and base pay increases) remained unresolved and subject to negotiation between Apax, the Support Executives, and their respective counsel.

Late in the afternoon of July 20, 2009, Messrs. Stahl and Truwit contacted Mr. Evans to inform him that Apax’s investment committee was unprepared to proceed at the previously agreed $30.50 per Share price and that Apax was revising its proposal to $28.50 per Share. Messrs. Stahl and Truwit stated that the reduction was due to, among other things, the declining outlook for Bankrate’s business and financial results through the end of 2009 and the expectation that Bankrate’s cash balances at the closing of a transaction would be less than Apax had originally estimated. That evening, the Bankrate Board convened its previously scheduled special meeting to discuss the revised proposal. In consultation with Allen and Wachtell Lipton, the Board considered the course of dealings with Apax, their disappointment and concerns regarding Apax in light of the last-minute decrease in the offer price, and the various other options, and the relative merits or downsides of each, available to the Company, including, among other things, terminating discussions with Apax, approaching other prospective buyers, both strategic and financial, or re-engaging with parties with whom the Company had discussions in the past, and responding to Apax with an improved price or other terms, and discussed the best course for maximizing shareholder value under the circumstances. In particular, the Board reviewed with Allen the likelihood that other prospective buyers would be interested in an acquisition of the Company and, where applicable, the history of the Company’s engagement with such prospective buyers, including Party A. The Board also discussed the market and competitive environment, including among other things recent and projected future financial results, the timing of the Company’s upcoming announcement of second quarter results, the likely market reaction to that announcement, the likely impact on the Company’s stock price and the likely duration of that effect given market conditions, and the Company’s ability to pursue its plan and make strategic acquisitions as an independent company, especially if the Company’s stock price were to decline following the announcement of weak second quarter results. Messrs. Evans and DiMaria expressed significant concern about the ability to forecast the timing of an economic recovery and the return of a more normal credit environment, and that a lengthy recovery period would substantially impair the Company’s ability to pursue strategic options in the near- to mid-term, with a possible long-term impact on the Company’s competitive standing.

Following extensive discussion, the Board determined that given the absence of alternatives that, in the Board’s judgment, would be viable, timely and superior to the Apax proposal, and that the likelihood of Apax raising its offer price was low, the Company would be willing to proceed with a transaction at Apax’s offer of $28.50 per Share, but only on the condition that Apax amend various aspects of the draft definitive documentation that the Company believed created undesirable uncertainty that the transaction, once announced, would actually be completed and that the Company would have satisfactory recourse against Parent in the event of a dispute regarding completion of the transaction. In particular, the Board sought to improve proposed provisions that did not permit the Company to specifically enforce Parent’s and Merger Sub’s obligations under the Merger Agreement, or to specifically enforce the equity commitment from the Sponsor Funds to Parent; limited, in the event of a breach, the aggregate liability of Parent, and Merger Sub for monetary damages to $150 million, a number well below the value of the transaction; permitted Parent to terminate the Agreement at any time and for any or no reason on payment of a termination fee of $100 million; permitted Merger Sub not to exercise the top-up option unless a 70 percent threshold was achieved; and permitted Parent and Merger Sub up to 10 business days after signing of the Merger Agreement to prepare required tender offer documentation before commencing the tender offer. The Board also instructed management and its advisors that if Apax did not agree to these terms by noon the following day (July 21, 2009), the Company should immediately reach out to other potential acquirors, even though, in the Board’s judgment, it was unlikely that any such party would be able to enter into a definitive transaction before the Company’s upcoming earnings announcement.

Late that evening, Messrs. Stahl and Truwit substantively accepted the Company’s proposal to significantly adjust the terms of the definitive documents, and Wachtell Lipton and Kirkland & Ellis prepared definitive documents reflecting the agreement. The final terms included, among other things: an offer price of $28.50 per Share in cash; a minimum condition to completing the tender offer requiring the tender of a majority of the Shares outstanding, which could be waived by Merger Sub if a number of Shares were tendered which, in addition to the Shares subject to Support Agreements, would constitute a majority of Shares outstanding, or with the consent of the Company (which consent the Company does not intend and undertakes not to give); an obligation of Parent or Merger Sub to exercise the top-up option upon completion of the offer and elimination of the 70 percent tender requirement; an obligation of Merger Sub to commence the tender offer on an accelerated timeframe, and no later than July 28, 2009; the explicit right of the Company to seek specific performance of Parent and Merger Sub’s obligations under the Merger Agreement, including the obligation to complete the tender offer and the merger; recourse to Parent, in the event of a breach, equal to the full acquisition price of $570,800,000, with the loss to Company shareholders expressly included in measuring the damages in the event of breach; the ability to cause the Sponsor Funds to provide to Parent up to the full acquisition price of $570,800,000; and increasing the fee required for Parent to terminate the Merger Agreement to the full acquisition price of $570,800,000. The following day, Mr. Morse requested that, in addition to these terms, Apax increase its offer to $29.50 per Share. Messrs. Stahl and Truwit responded that Apax could not offer more than $28.50 per Share. During the period that Wachtell Lipton and Kirkland & Ellis were revising the transaction documents, Dewey, which had ceased work the prior evening following the reduction in the proposed Offer Price, since it was not clear that the transaction would proceed, resumed work on July 21, 2009 after it became clear that Apax had accepted the revised terms and reengaged with Apax’s counsel and had several additional discussions throughout the day of July 21, 2009 regarding certain details of the terms of the purchase of an equity interest in the post-acquisition company (such as the amount each executive was committing to invest, as reflected in the Support Agreements), as well as certain terms of the incentive compensation and employment arrangements (such as certain base pay increases to become effective in October 1, 2009).

On the morning of July 22, 2009, the Board met to consider the proposed Apax transaction. Also in attendance were representatives of Wachtell Lipton, Allen, Needham & Company and Mr. DiMaria. Messrs. Morse and Evans reviewed with the Board recent events related to Apax and the proposed transaction. They reported that Apax, pointing to various trends in the Company’s business and the operating environment, had not been willing to increase its offer beyond the $28.50 per Share. Messrs. Morse and Evans also discussed with the Board their views on the status and competitive position of the Company, and each advised the Board that he supported the proposed transaction. A detailed discussion of the proposed transaction ensued. The discussion included background on the Company, its operating environment and its financial performance; trends in the use of the Company’s website and the products and services being offered by the Company’s banking, insurance and other financial partners; the recent disruption in financial markets and the economic recession and the impact this was having on the Company; the need to imminently announce second quarter results and those results relative to market expectations, the likely impact on the Company’s stock price trading range upon announcement of such a significant “miss” and the prospects of that range recovering over time; the Company’s prospects for the remainder of the fiscal year and beyond; and the issues with pursuing strategic acquisitions necessary to grow the Company’s business given the amount of cash available to the Company, the likelihood of being able to raise significantly more capital and the likely terms of such capital and the ability to use the Company’s stock as acquisition currency, particularly at the trading levels that could be obtained after announcement of second quarter results.

Allen reviewed its financial analysis regarding the proposed transaction and rendered to the Board its oral opinion (subsequently confirmed in writing and attached hereto as Annex B) to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the price of $28.50 per Share in cash to be received by the Company’s shareholders, other than shareholders subject to Support Agreements, is fair, from a financial point of view, to the Company’s shareholders. Representatives of Wachtell Lipton reviewed in detail the terms of the proposed transaction with the Board, including the terms on which certain members of the Board would invest in the equity of the post-acquisition company as required by Apax and the incentive compensation and employment terms envisioned by Apax for key members of management, and discussed the legal duties and standards applicable to the decisions and actions being considered by the Board.

The Board meeting then adjourned to permit a separate meeting of only Messrs. Martin, Pinola and Poliner, as the three members of the Board not entering into Support Agreements (the Disinterested Directors). Representatives of Wachtell Lipton and Needham & Company were in attendance. Representatives of Wachtell Lipton discussed applicable Florida law, including the provision under Section 607.0901 of the Florida Business Corporation Act that permits a transaction with affiliated shareholders to be approved by disinterested directors. Needham & Company reviewed with the Disinterested Directors its financial analysis regarding the proposed transactions and rendered its oral opinion (subsequently confirmed in writing and attached hereto as Annex C) to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in the opinion, the $28.50 per Share in cash to be received by the holders of Shares (other than shareholders subject to Support Agreements) is fair, from a financial point of view, to such holders. After discussion regarding the terms of the transaction and the proposed arrangements between Parent, on the one hand, and certain members of the Company’s management and Messrs. Morse and O’Block, on the other hand, the Disinterested Directors unanimously assented to and voted in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger, and approve the arrangements whereby these individuals would invest in the equity of the post-acquisition Company and the proposed employment arrangements with senior management.

The full Board then reconvened and the Disinterested Directors reported on their separate meeting and their conclusions. After additional discussion, the members of the Board unanimously resolved to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger.

Following the Board meeting, the parties and their respective counsel finalized and the parties executed the definitive transaction documents. Bankrate and Apax then issued a joint press release announcing the transaction.

(c)	Alternatives Considered by the Board and the Support Executives

As discussed above, the Board, including Messrs. Morse, O’Block and Evans, as well as Mr. DiMaria, considered at various times other alternatives, including approaching other potential acquirors and continuing to execute the Company’s business plan as a standalone entity. The remaining Support Executives were not involved in the consideration of alternatives to the Offer and the Merger.

Approaches to other potential acquirors (other than Apax and Party A) were considered several times, including in April 2009 and on June 23, 2009. After consultation with Allen, the Company determined that approaching such parties was unlikely to generate serious offers given the lack of interest of strategic parties and the levels of interest and engagement history of financial sponsors in the past, and therefore did not justify the disruption and business risks that would result from such a process, or the risk of sharing confidential and sensitive information with such parties. As time went by and the outlook for the Company continued to deteriorate, it also became less likely that a third party would be able to present an offer superior to Apax’s and enter into definitive agreements before the upcoming announcement of the Company’s second-quarter earnings, which were expected to reflect further deterioration in the Company’s results of operations. In addition, the Company’s approach to Party A failed to result in any firm offer or proposal.

On July 20, 2009, after Apax’s reduction of the Offer Price, the Board revisited whether it would be possible to approach other potential acquirors, including Party A. While the considerations described above continued to make it unlikely that any such approach would be successful, the Board made the judgment, after consultation with Allen, that if Apax did not immediately improve its offer as described above in “— Background of the Transaction”, the Company should nonetheless begin discussions with other potential acquirors. Later that evening, Apax substantively accepted the Company’s proposal.

In addition, on several occasions, financial sponsors approached representatives of the Company regarding the possibility of partnering with the Company to invest in or acquire other companies or businesses. These discussions were generally informal and exploratory, and did not result in any specific proposal or transaction. On numerous instances, the Board also considered the alternative of the Company continuing as a standalone entity and executing on its existing business plan, but ultimately rejected this alternative for the reasons described below in “— Reasons for the Recommendation.”

(d)	Reasons for the Recommendation

In reaching its determination of the fairness of the terms of the Offer and Merger and its decision to approve the Merger Agreement and recommend that the holders of Shares accept the Tender Offer and tender their Shares pursuant to the Tender Offer and, if required by law, adopt and approve the Merger Agreement and the transactions contemplated thereby, the Board considered a variety of factors weighing in favor of the Offer and the Merger, as well the risks associated with the Offer and the Merger, including the material factors listed below.

Expected Benefits of the Offer and the Merger.  The Offer and the Merger are expected to result in several benefits to all of the shareholders of the Company, including the unaffiliated shareholders, including the following factors which the Board viewed as supporting its fairness determination. Where the following section discusses factors or changes that could potentially impact the financial performance of profitability of the Company, or the price or trading range of the Shares, the discussion is intended to refer to the Board’s consideration of the potential impact on the value of Shares held by the unaffiliated shareholders of the Company.

•	The Board’s belief that the Tender Offer and the Merger represented the surest and best prospect for maximizing shareholder value, based on the Board’s assessment, after consultation with its legal and financial advisors, of the alternatives reasonably available to the Company. The Board reviewed the possible alternatives to the Tender Offer and the Merger (including the possibility of continuing with the Company’s current business plan), the perceived risks and benefits of any such alternatives, including the timing and likelihood of consummating any such alternative, and it is the Board’s view that the Tender Offer and Merger present a superior opportunity to any such alternatives.

•	The price to be paid pursuant to the Tender Offer and the Merger, which represents a 18.2% premium to the average 10 day trading price as of immediately prior to the signing of the Merger Agreement and a 15.8% premium to the closing trading price on July 21, 2009.

•	The Board’s understanding and analysis of the historical and prospective operating environment and financial performance of the Company, including the existing cash flow, liquidity and financial flexibility of the Company on a stand-alone basis, the ability of the Company to pursue growth opportunities and to expand into new businesses, and the operating challenges faced by the Company due to the recent turmoil in the credit card, securitization, and mortgage markets.

•	The stock trading history and outlook for the Shares, including the likelihood of negative stock market reaction to the announcement of the Company’s second quarter 2009 earnings, the Company’s financial outlook and the likelihood that it would take a significant period of time for the Company’s stock price to recover to a trading range similar to the Offer Price to be received by all shareholders, including unaffiliated shareholders, and the resulting impact on the Company’s ability to raise equity capital or exploit opportunities for strategic initiatives, such as acquisitions, for the foreseeable future.

•	The current market pressure on the Company’s client base in the financial institutions industry and the inability of such customers to reliably gauge their future operating environments due to the instability of the mortgage and credit card industries and the reduced demand for consumer credit products, which may impact their use of the Company’s products, thereby potentially impacting the financial performance of the Company.

•	The limitations on the Company’s ability to predict its future operating environment due to the instability of the mortgage and credit card industries, and the fact the Company’s inability to predict or control such operational challenges creates uncertainty as to the value of all Shares, as compared to the fixed cash consideration offered in the Offer and the Merger.

•	The difficulty in predicting the amount of time needed for sufficient deleveraging to occur in consumer credit to permit a recovery of demand for consumer credit products and regulatory pressures on issuers with respect to interest rates paid on certificates of deposit, all of which may lead to reduced demand for the Company’s services, which could adversely impact the value of all Shares.

•	The significance of consolidation and acquisition activity to the Company’s future growth plans and the Board’s assessment of the prospects of the Company being able to execute on opportunities to participate in such activity, given the range and availability of likely opportunities, the Company’s financial resources on a standalone basis relative to potential competitors and the opportunities for acceptably accretive acquisitions given the current and likely trading range for the Company’s common shares, and the Board’s view that the difficulties faced by the Company in pursuing such opportunities on a standalone basis could erode the Company’s competitive position and diminish the value of the Shares.

•	The Board’s record of reviewing, testing and analyzing, with its advisors, the landscape of possible strategic opportunities; its familiarity, based on its strategic reviews, with the range of possible partners for the Company and how they would likely approach valuing the Company based on its financial performance; the value, actionability and certainty represented by Apax’s proposal; the Board’s judgment as to the likelihood of ultimately achieving a better outcome by pursuing an alternative path and its understanding of the terms of the proposed transaction; and the Board’s belief that the proposed transaction was in the best interests of all shareholders.

•	The Board’s belief that the transaction, by providing a fixed cash price to shareholders eliminates the risk of the continued and demonstrated volatility of the Company’s equity price in the public markets.

•	The financial strength of the Sponsor Funds, which total over $35 billion globally, which contributes to the certainty of closing and the certainty that all shareholders will expeditiously receive the all-cash consideration of the Offer Price.

•	The fact that Party A did not submit a proposal to acquire the Company at any time during the period it was in discussions with the Company about a possible transaction.

•	The Board’s belief that it was adequately informed about the extent to which the interests of certain directors and members of management in the transactions differed from those of the Company’s other shareholders, and the fact that the transaction and such interests were unanimously approved by the Disinterested Directors who were advised by a separate financial advisor selected by such disinterested directors and who advised the Disinterested Directors with respect to, and delivered an opinion as to, the fairness from a financial point of view of the cash consideration to be received by the unaffiliated shareholders of the Company.

•	The opinion of Allen delivered to the Board on July 22, 2009, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth therein, the $28.50 per Share in cash to be received by the Company’s shareholders, other than holders subject to Support Agreements, in the Tender Offer and the Merger is fair, from a financial point of view, to the Company’s shareholders.

•	The opinion of Needham & Company delivered to the Disinterested Directors on July 22, 2009, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth therein, the $28.50 per Share in cash to be received by the shareholders (other than holders subject to Support Agreements) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

•	The fact that the Tender Offer and the Merger, because they are for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions by shareholders, that Parent agreed to proceed quickly towards the closing of the Merger and that Parent’s and Merger Sub’s obligations to purchase Shares in the Tender Offer and to close the Merger are subject only to limited conditions.

•	The fact that the transactions are not subject to Parent’s ability to obtain third-party financing.

•	The strong commitment of the Sponsor Funds and Parent to complete the Tender Offer and Merger, as reflected in the absence of conditions other than a minimum number of Shares being tendered in the Tender Offer and other customary conditions, the ability of the Company to obtain specific performance of Parent’s obligations and the Sponsor Funds’ commitments under the Second Equity Commitment Letter and Parent’s obligations under the Limited Guarantee, and the Board’s understanding that such provisions were, based on precedent transactions, very favorable for a transaction involving a private equity sponsor.

•	The fact that the transaction is structured as a tender offer which can generally be completed more promptly than would have been the case with a one-step merger, meaning that all shareholders can receive the consideration value for their Shares more promptly.

The Board also considered potential risks associated with the Offer and the Merger in connection with its evaluation of the fairness of the proposed transaction, including:

•	The risk that Parent may terminate the Merger Agreement and not complete the Tender Offer in certain limited circumstances, including, subject to certain conditions, if there is a Company Material Adverse

Effect (as defined in the Merger Agreement), or if the Company does not perform its obligations under the Merger Agreement in all material respects.

•	The risks and costs to the Company if the Tender Offer does not close, including the potential diversion of management and employee attention, potential employee attrition and the potential effect on business and customer relationships.

•	The fact that the Company’s shareholders who tender their Shares (or whose Shares are converted to cash in the Merger, if it occurs) will not participate in any future earnings or growth of the Company and will not benefit from any future appreciation in the value of the Company.

•	The fact that the all-cash consideration in the transaction will be taxable for U.S. federal income tax purposes.

•	The matters described above in Item 3(a), “Arrangements with Directors and Executive Officers of the Company.”

In addition to the above, the Board considered the following material factors in concluding that the transaction is procedurally fair to all the Bankrate shareholders:

•	The fact that the Board retained independent financial advisors and legal counsel to render advice with respect to the proposed transaction.

•	The fact that the Disinterested Directors selected separate, independent financial advisors without any limitation imposed by the Board, and that the Disinterested Directors, after separate discussion, unanimously approved the Merger Agreement, the Offer and the Merger.

•	The Board’s experience over the preceding two years and familiarity with potential transaction partners and transaction considerations.

•	The fact that there was not an unaffiliated representative acting on behalf of unaffiliated shareholders for purposes of negotiating the terms of the transaction, but that the Disinterested Directors retained a separate, independent financial advisor that conducted its own analysis and review of the transaction and that the Disinterested Directors met separately to discuss and review the terms of the transaction and unanimously approved the transaction.

•	The Board’s ability, prior to the consummation of the Tender Offer, to change its recommendation regarding the advisability of the Tender Offer and the Merger in the event of a superior proposal, subject to the payment of a $30 million termination fee.

The fact that Bankrate’s unaffiliated shareholders will not be obligated to tender their Shares in the Tender Offer; and if they so desire, will be able to exercise dissenter’s rights with respect to the Merger.

The Board based its ultimate decision on its business judgment that the benefits of the Tender Offer and the Merger to the Company’s shareholders and to the Company’s unaffiliated shareholders outweigh the negative considerations. The Board determined that the Tender Offer and the Merger represent the best reasonably available alternative to maximize shareholder value with minimal risk of non-completion. In the course of reaching its decision, the Board did not consider the liquidation value of the Company because it considered the Company to be a viable, going concern and therefore did not consider liquidation value to be a relevant methodology. Further, the Board did not consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. In the course of reaching its decision, the Board did not consider the liquidation value of the Company, but rather considered the analyses of Allen and Needham & Company which analyzed the Company as a going concern, because it considered the Company to be a viable, going concern and because the Board believes that the Company would not be able to readily liquidate or monetize its assets in a manner that would be certain to yield value to the Company and its shareholders in excess of the Offer consideration. The Board also considered the historical trading prices of the Company’s stock, including, as discussed above, the fact that the Offer Price represents a 18.2% premium to the average 10 day trading price as of immediately prior to the signing of the Merger Agreement and a 15.8% premium to the closing trading price on July 21, 2009, the day immediately preceding the date on which the transactions were announced, the analyses conducted by Allen and Needham & Company regarding the trading history of the Company’s equity in the public market, the fact that the Company’s stock had recently traded at levels above the Offer Price, and the likely negative stock market reaction to the announcement of the Company’s second quarter 2009 earnings and potential time for the trading price to recover to a level comparable to the Offer Price or to levels at which the Company’s stock had recently traded. Other than as described under “Background of the Transaction”, the Board did not consider any other firm offers made for the Company during the last two years as there were no such offers of which the Board was aware. The Board, having reviewed the financial information provided by management to Allen and Needham & Company and found Allen and Needham & Company’s reliance on such information to be reasonable, subject to the underlying assumptions regarding the nature of the financial projections as described in Item 8(f), “Projected Financial Information” below, and having understood the assumptions and unavailable data in Allen and Needham & Company’s analyses, considered and adopted as its own the analyses and the opinion of Allen and the Disinterested Directors considered and adopted as their own the analyses and opinion of Needham & Company, among other factors considered, in the course of reaching their respective decisions.

This discussion of the information and factors considered by the Board includes the material positive and negative factors considered by the Board, but is not intended to be exhaustive and may not include all of the factors considered by the Board. The Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Tender Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are fair and advisable to and in the best interests of Bankrate and its shareholders. Rather, the Board conducted an overall analysis of the factors described above, including thorough discussion with, and questioning of, Bankrate management and Bankrate’s outside advisors, and considered the factors overall to be favorable to, and to support, its determination. In addition, individual members of the Board may have given different weight to different factors. It should be noted that this explanation of the reasoning of the Board and certain information presented in this section, is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” in this Schedule 14D-9.

(e)	Intent to Tender

As discussed in Item 3(a), certain of the Directors and Executive Officers of the Company have entered into Support Agreements with Parent and Merger Sub providing that such individuals and optionholders will, among other things (i) agree not to tender into the Tender Offer, (ii) support the Merger and the other transactions contemplated hereby and (iii) invest specified amounts into Parent, for the same securities of Parent, and in the same proportions of such securities, as will be held by the Sponsor Funds, which may be accomplished by the transfer of specified Shares to Parent or an affiliate of Parent prior to the effective time of the Merger. Messrs. Morse, O’Block, Evans, DiMaria, Hoogterp, Horowitz, Ricciardelli, Ross and Zanca have each entered into Support Agreements. As a portion of Mr. Morse’s shares are held in trust or by family members, such persons are also parties to Mr. Morse’s Support Agreement with respect to their respective Shares. The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements. The Support Agreements are filed as Exhibits (e)(6) through (e)(9) hereto and are incorporated herein by reference. Other than the individuals entering into Support Agreements, the Company has been advised that all other of its directors and executive officers intend to tender all of their Shares pursuant to the Tender Offer.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Opinion of Allen & Company, LLC

Pursuant to an engagement letter dated June 26, 2009, (the “Allen Engagement Letter”), the Company engaged Allen as financial advisor and to render an opinion as to the fairness, from a financial point of view, of the Offer Price to be received by the Shareholders, other than holders subject to Support Agreements, in the Tender Offer and Merger (collectively, the “Transaction”). On July 22, 2009, Allen delivered its oral opinion to the Board, which subsequently was confirmed in writing, to the effect that, as of July 22, 2009, and based upon and subject to the qualifications, limitations and assumptions set forth therein, the Offer Price to be received by the Shareholders, other than holders subject to Support Agreements, in the Transaction is fair, from a financial point of view, to the Shareholders. In addition to the presentation made to the Board on July 22, 2009, Allen also made a presentation to the Board on June 30, 2009. The June 30, 2009 presentation by Allen to the Board did not constitute an opinion of Allen with respect to the fairness of the consideration to be paid in the transaction. For additional information on the June 30, 2009 presentation, please see “ — June 30 Presentation” below.

This summary of Allen’s written opinion is qualified in its entirety by reference to the full text of Allen’s written opinion, dated July 22, 2009, and attached hereto as Annex B. You are urged to, and should, read Allen’s written opinion carefully and in its entirety. Allen’s written opinion addresses only the fairness, from a financial point of view, of the Offer Price to be received by the Shareholders, other than holders subject to the Support Agreements, in the Transaction, as of the date of Allen’s written opinion. The opinion of Allen was provided for the information and assistance of the Board in connection with its consideration of the Transaction. The form and amount of consideration payable in the Transaction was determined through negotiations between the Company and Apax and were approved by the Board. Allen’s opinion and presentation to the Board were among many factors that the Board took into consideration in making its determination to approve the Transaction.

In arriving at its opinion, Allen, among other things:

(i) reviewed the terms and conditions of the Merger Agreement and related documents;

(ii) reviewed trends in the equity markets and online advertising, content and lead generation sectors;

(iii) reviewed business prospects and financial condition of the Company based on information provided by senior management of the Company;

(iv) reviewed historical business information and financial results of the Company;

(v) reviewed public financial information regarding the Company, including the Company’s filings with the United States Securities and Exchange Commission;

(vi) reviewed financial projections of the Company, dated July 15, 2009 provided by senior management of the Company, which are discussed in Item 8(f) “Projected Financial Information”;

(vii) reviewed information obtained from meetings and calls with the Company management;

(viii) reviewed historical trading performance of the common stock of the Company;

(ix) analyzed the trading history of the common stock of the Company as compared to that of related market indices and comparable public companies;

(x) analyzed public financial information regarding certain public companies, including market multiples, comparable to the Company;

(xi) analyzed public financial and transaction information regarding certain merger and acquisition transactions, including multiples and premiums paid, comparable to the proposed Transaction;

(xii) analyzed internal management projections for the Company, dated July 15, 2009 (discussed in Item 8(f) “Projected Financial Information”) and publicly available information in order to develop a discounted cash flow valuation analysis; and

(xiii) analyzed such other information and analyses as it deemed appropriate in arriving at its opinion.

The opinion also reflects Allen’s familiarity, developed in the course of serving as financial advisor to the Company since June 2007 with the Company’s business and prospects, as well as prevailing trends in the markets in which the Company participates.

In connection with its review, Allen did not assume any responsibility for independent verification of any of the information utilized in its analyses and relied upon and assumed the accuracy and completeness of all of the financial, accounting, tax and other information that was available to Allen from public sources, that was provided to it by the Company, or that was otherwise reviewed by Allen. With respect to financial projections provided to Allen by the Company, Allen assumed that such financial projections were reasonably prepared in good faith, reflecting the best currently available estimates and judgments of the management of the Company, as to the future operating and financial performance of the Company. Allen assumed no responsibility for and expressed no view or opinion as to such forecasts or the assumptions on which they are based.

Allen also assumed, with the Company’s consent, that the Transaction would be consummated in accordance with the terms and conditions set forth in the Merger Agreement and certain related documents that it reviewed.

Allen neither conducted a physical inspection of the properties and facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, Allen did not conduct any analysis concerning the solvency of the Company. Allen’s opinion addressed only the fairness, from a financial point of view, of the Offer Price to be received by the Shareholders, other than holders subject to the Support Agreements, in the Transaction, and did not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise.

Allen’s opinion is necessarily based upon information made available to it as of the date of its opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of Allen’s opinion. Allen’s opinion did not address the relative merits of the Transaction as compared to other business strategies that might be available to the Company, nor did it address the Company’s underlying business decision to proceed with the Transaction. Allen did not express an opinion about the fairness of any compensation payable to any of the Company’s officers, directors or employees in connection with the Transaction, relative to the compensation payable to the Shareholders, nor in any way did Allen address the shares subject to the Support Agreements. In addition, Allen’s opinion did not express any opinion as to any tax or other consequences that might result from the Transaction, nor did its opinion address any legal, tax, regulatory or accounting matters.

In preparing its opinion, Allen performed a number of financial and comparative analyses, including those further described below. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Allen believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying its opinion. The Company provided no instructions to, nor imposed any limitations on, Allen with respect to the investigations made or procedures followed by Allen in rendering its opinion.

No company or transaction used in the analyses performed by Allen as a comparison is identical to the Company or the contemplated Transaction. In addition, Allen may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Allen’s view of the actual value of the Company. The analyses performed by Allen are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Allen’s analysis of the fairness, from a financial point of view, of the Offer Price to be received by the Shareholders, other than holders subject to the Support Agreements, in the Transaction, and were provided to the Board in connection with the delivery of Allen’s opinion.

Valuation Methods and Analyses

The following is a summary of material financial analyses performed by Allen in connection with its oral opinion presented to the Board at its meeting held on July 22, 2009 and the preparation of its written opinion letter dated July 22, 2009. Certain of the following summaries of financial analyses that were performed by Allen include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Allen, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses.

(1) Comparable Public Company Analysis.  Allen performed a comparable public company analysis, which is intended to provide an implied value of a company by comparing certain financial information of the Company with corresponding financial information of similar public companies. Allen selected companies whose stock was publicly traded, that shared similar business characteristics with the Company’s business, and for which relevant financial information was available publicly. Specifically, Allen selected publicly traded companies that operated primarily in the online content publishing, advertising and lead generation sectors referred to by Allen as “Online Content & Services” companies. Allen excluded companies that may have offered services similar to Bankrate, but that also derived a large part of their revenues from businesses dissimilar to Bankrate. Allen also excluded companies referred to by Allen as “Internet Leaders” and “e-Commerce” companies. No company utilized in the comparable company analysis is identical to Bankrate.

For purposes of this analysis, Allen utilized financial information obtained from publicly available information and Wall Street research consensus estimates as of July 21, 2009 for each company listed below. In this analysis, Allen considered various financial data including enterprise values (calculated as fully diluted market capitalization, plus book value of total debt, preferred stock and minority interest, and less cash and cash equivalents) as a multiple of estimated revenue, but focused on enterprise values as a multiple of estimated Adjusted EBITDA (calculated as earnings before interest, taxes, depreciation, amortization and stock-based compensation) for calendar years 2009 and 2010. Allen utilized EBITDA multiples because Allen believes it is industry standard and the most appropriate multiple to use when valuing companies in the online content publishing, advertising and lead generation sectors. EBITDA is often used in multiples-based valuations.

Allen noted that the analysis indicated the implied mean, median, high, and low multiples for the sector of companies as a group as presented in the table below. Based on the analysis, Allen selected representative ranges of multiples of the comparable companies based primarily on the mean and median multiples for each relevant metric.

				Enterprise Value/
		Adjusted EBITDA		Adjusted EBITDA
($ in millions)	Enterprise Value	CY 2009E	CY 2010E	CY 2009E	CY 2010E

IAC/InterActiveCorp	$460	$139	$179	3.3x	2.6x
WebMD	$1,504	$107	$125	14.0x	12.1x
Monster Worldwide	$1,301	$99	$114	13.1x	11.4x
ValueClick	$783	$137	$144	5.7x	5.4x
Move	$309	$28	$35	11.1x	8.9x
Internet Brands	$234	$39	$49	6.0x	4.8x
Dice Holdings	$272	$43	$41	6.3x	6.7x
The Knot	$180	$12	$17	14.7x	10.7x
LoopNet	$212	$30	$30	7.1x	7.0x
TheStreet.com	$39	$(2)	$(2)	nm	nm
Mean				9.0x	7.7x
Median				7.1x	7.0x
High				14.7x	12.1x
Low				3.3x	2.6x
Comparable Company Representative Multiple Range				8.0x - 10.0x	6.5x - 8.5x

Allen then applied this representative range of multiples to the Company’s Adjusted EBITDA for the comparable calendar years based on management’s estimates, added Bankrate’s net cash balance of $55 million, and divided by Bankrate’s fully diluted shares outstanding to derive an implied value per share for the Company as follows:

	Financial
	Statistic —	Comparable
	Management	Company Multiple	Implied Value
	Projections	Range	per Share
	($ in millions)

2009 Adjusted EBITDA	$48.0	8.0x - 10.0x	$22 - $27
2010 Adjusted EBITDA	$64.4	6.5x - 8.5x	$24 - $30

Allen noted that the Offer Price of $28.50 was within or above the range of implied values per share derived by the comparable public company analysis.

(2) Comparable Precedent Transactions Analysis.  Allen also performed a comparable precedent transaction analysis, which is intended to provide an implied value of a company based on publicly available financial terms of selected transactions that share certain characteristics with the Transaction. In connection with its analysis, Allen compared publicly available statistics for transactions that were announced between January 1, 2008 and July 21, 2009 in which the target company operated in the online content publishing, advertising and lead generation sectors and whose transaction values were between $90 million and $2 billion. Allen selected these precedent transactions because the target companies were in the same sector as Bankrate and because the precedent transaction values were comparable in size to the Transaction. Allen excluded transactions whose targets may have offered services similar to Bankrate, but who also derived a large part of their revenues from businesses dissimilar to Bankrate. No company or transaction utilized in the precedent transaction analysis is identical to Bankrate or the Transaction.

For each transaction, Allen considered various financial data including (i) the ratio of the transaction value to the trailing year’s revenue, where available, of the acquired company and (ii) the ratio of the transaction value to the forward year’s revenue, where available, of the acquired company, but focused on (i) the ratio of the transaction value to the trailing year’s Adjusted EBITDA, where available, of the acquired company and (ii) the ratio of the transaction value to the forward year’s Adjusted EBITDA, where available, of the acquired company. Allen utilized EBITDA multiples because Allen believes it is industry standard and the most appropriate multiple to use when valuing companies in the online content publishing, advertising and lead generation sectors. EBITDA is often used in multiples-based valuations.

Information regarding certain precedent transactions was unavailable because the target was privately held and the acquirer did not disclose the relevant information. Without such disclosure, Allen was unable to calculate the corresponding transaction multiples for such transactions or include them in the multiples ranges. The valuation ranges set forth below are based on all publicly available data on comparable transactions and Allen believes there are sufficient data points, particularly when focusing on transactions completed in the last year, to form a representative range of multiples for such transactions. The unavailable data on certain precedent transactions did not impact the multiple range, Allen’s conclusion as to the fairness, from a financial point of view, of the Offer Price to be received by the Shareholders, other than holders subject to Support Agreements, in the Transaction, or the Board’s reliance on such conclusion.

Allen noted that the analysis indicated the implied mean and median multiples for the precedent transactions announced since January 1, 2008 as a group as presented in the table below. The precedent transactions announced over the last twelve months implied mean and median multiples distinct from those for the precedent transactions announced since January 1, 2008. Based on the analysis, Allen selected representative ranges of multiples of the comparable precedent transactions based on the mean and median multiples for each relevant metric.

				Transaction Value/
($ in millions)	Transaction	Adjusted EBITDA		Adjusted EBITDA
Acquiror/Target (Date Announced)(1)	Value	LTM	Forward	LTM	Forward

Disney & Barclays Private Equity/Kaboose assets (4/1/09)	$95	$10	$12	9.8x	8.2x
Ameritrade/thinkorswim Group Inc. (1/8/09)	$630	$82	$121	7.7x	5.2x
eBay/Bill Me Later (10/6/08)	$945	na	na	na	na
Microsoft/Greenfield Online (8/29/08)	$421	$32	$49	13.3x	8.6x
Comcast/Daily Candy (8/5/08)	$125	na	$10	na	12.5x
CBS/CNET (5/15/08)	$1,755	$92	$123	19.0x	14.3x
Comcast/Plaxo (5/14/08)	$160	na	na	na	na
Cox/Adify (4/29/08)	$300	na	na	na	na
AOL/Bebo (3/13/08)	$850	$5	$10	nm(2)	nm(2)
Precedent Transactions Since January 1, 2008
Mean				12.5x	9.8x
Median				11.6x	8.6x
Precedent Transactions Over Last Twelve Months
Mean				10.3x	8.6x
Median				9.8x	8.4x
Comparable Precedent Transaction Representative Multiple Range				9.0x - 11.0x	8.0x - 10.0x

(1)	The transaction and adjusted EBITDA values included in this table have been rounded to the nearest million, while the transaction multiples included in this table were calculated using non-rounded values for each transaction. As a result, the actual transaction multiples, which were included in this table, may differ slightly from any calculation of transaction multiples derived from the rounded transaction and adjusted EBITDA numbers.

(2)	Although the target business is in the online content sector, Allen believes that the multiples for this transaction were not meaningful because the business was not valued on an EBITDA multiple basis.

Allen then applied this representative range of multiples to the Company’s Adjusted EBITDA for the comparable calendar years based on management’s estimates, added Bankrate’s net cash balance of $55 million, and divided by Bankrate’s fully diluted shares outstanding to derive an implied value per share for the Company as follows:

	Financial	Comparable
	Statistic —	Precedent
	Management	Transaction	Implied Value
	Projections	Multiple Range	per Share
	($ in millions)

LTM Adjusted EBITDA	$51.9	9.0x - 11.0x	$26 - $31
Forward Adjusted EBITDA	$48.0	8.0x - 10.0x	$22 - $27

Allen noted that the Offer Price of $28.50 was within or above the range of implied values per share based on the comparable precedent transaction analysis.

(3) Discounted Cash Flow Analysis.  Allen performed a discounted cash flow analysis to calculate the estimated present value of the unlevered, after-tax free cash flows that Bankrate could generate over the period from the second half of 2009 through 2013. In connection with this analysis, Allen calculated a range of present equity values per share for Bankrate’s common stock. Allen used certain projected financial performance estimates for the fiscal years ending 2009 through 2013 based on (i) internal estimates Bankrate’s management provided to Allen on July 15, 2009 (for purposes of this section, “Management Projections”), which are discussed in Item 8(f) “Projected Financial Information” and (ii) the average of publicly available equity research estimates as of July 21, 2009 (for purposes of this section, “Research Projections”), which are summarized below:

(Estimated)	2009	2010	2011	2012	2013
	(In millions)

Revenue	$156.7	$172.0	$197.3	$202.8	$216.2
EBITDA	56.1	65.2	75.9	81.0	88.8
Capital expenditures	4.2	4.0	5.4	2.8	2.7

Allen utilized the end-of-period discounting method to calculate the present value of interim cash flows. The value of each year’s free cash flow is discounted by the Company’s weighted average cost of capital (“WACC”) to June 30, 2009.

For each of the Management Projections and the Research Projections, Allen calculated a range of terminal values for the Company. The terminal value is an estimate of the value of the free cash flow beyond the projection period ending December 31, 2013. The terminal value was calculated at December 31, 2013 and was discounted by the Company’s WACC from that date to June 30, 2009. Allen calculated the terminal values by applying an LTM Adjusted EBITDA multiple of 6.0 — 8.0 times the Company’s estimated 2013 Adjusted EBITDA. This range was derived by taking into consideration the Comparable Company Representative Multiple Range of Enterprise Value/2010 Adjusted EBITDA multiples set forth in the “Comparable Public Company Analysis” section, as an estimate of the future LTM Adjusted EBITDA multiple range of such companies in 2013, with a modest discount for application to 2013 to reflect expected declining growth rates as the sector matures. For each of the Management Projections and the Research Projections, the cash flows and terminal values were then discounted to present value using discount rates ranging from 12% to 14%. This range was derived when calculating Bankrate’s WACC based upon (i) Bankrate’s and comparable public companies’ capital structures and equity betas, (ii) the U.S. ten-year treasury rates as of July 21, 2009, (iii) the long-horizon expected equity risk premium (historical) as published by Ibbotson®, (iv) the 8th decile equity size risk premium for companies of comparable size as published by Ibbotson® and (v) an assumed 40% marginal tax rate.

The discounted cash flow analysis indicated the following implied per share value for Bankrate:

Implied Equity
Projections Based on	Value per Share

Management Projections	$29 - $38
Research Projections	$24 - $31

Allen noted that the Offer Price of $28.50 was just below the range of implied values per share based on Management Projections and was within the range of implied values per share based on Research Projections. While the Offer Price of $28.50 per Share was just below the range of implied values per share based on Management Projections, it was one of several analyses conducted by Allen and should be viewed in the context of those other analyses, which must be considered as a whole. Further, the Management Projections assumed generally positive developments in the Company’s operating environment and industry and the general economy that resulted in higher estimates than those of the Research Projections. Based on the Research Projections, the Offer Price of $28.50 per Share was at the high end of the range of implied values per share.

(4) Premiums Paid Analysis.  Allen performed a premiums paid analysis based upon the premiums paid in 227 precedent merger and acquisition transactions. The transactions utilized in this analysis were all those that were completed since January 1, 2006 and that involved domestic targets that were acquired for between $300 million to $2 billion, regardless of the form of consideration, and in which the acquiror acquired more than 50% of outstanding shares. The analysis excluded transactions involving financial institutions and those with premiums below negative 15% and those with premiums above 100%, utilizing publicly available data aggregated by Capital IQ®.

In the premiums analysis, Allen analyzed the premiums paid based on (i) the closing stock price of the target one day prior to announcement of the transaction and (ii) the average of the closing stock prices of the target for the 20 trading days prior to announcement of the transaction. Allen calculated the cumulative percentage of the examined transactions completed where the premium paid was less than 10%, 20%, 30%, 40%, 50%, 60%, 70%, 80%, 90%, and 100%, respectively. The results of this analysis are set forth below:

	Percentage of Transactions
		Avg. Closing Price
		for 20 Trading
	One Day Prior to	Days Prior to
Final Premium to Stock Price	Announcement	Announcement

Less than 10%	20%	15%
Less than 20%	44%	36%
Less than 30%	66%	59%
Less than 40%	80%	78%
Less than 50%	89%	89%
Less than 60%	95%	97%
Less than 70%	99%	99%
Less than 80%	100%	100%
Less than 90%	100%	100%
Less than 100%	100%	100%

Allen noted that the Offer Price represented a premium of 15.8% over the closing stock price of the Company on July 21, 2009, one day prior to announcement and that 44% of the 227 examined transactions had premiums of less than 20%. Allen also noted that the Offer Price represented a premium of 17.8% over the average of the closing stock prices of the 20 trading days prior to announcement and that 36% of the 227 examined transactions had premiums of less than 20%.

(5) Illustrative Present Value of Future Stock Price Analysis.  Although not expressly considered in its Valuation Summary, but considered as part of its fairness opinion analysis, Allen performed an illustrative analysis of the present value of the implied future stock price of Bankrate, assuming Bankrate maintains its current market trading multiple and performs as projected by either the Research Projections or the Management Projections. In this analysis, Allen first determined Bankrate’s enterprise value as a multiple of estimated Adjusted EBITDA for 2009. The enterprise value was based on the closing price as of July 21, 2009 and the Adjusted EBITDA estimate for 2009 was based on Research Projections. Applying the resulting Adjusted EBITDA multiple of 7.8 times to projected Adjusted EBITDA for the calendar year 2010 based on each of (i) the Research Projections and (ii) the Management Projections, Allen derived implied enterprise values of $506.7 million and $500.5 million, respectively. Allen added the estimated cash balance in one year of $75 million to each of the implied enterprise values then divided each of the sums by the number of fully diluted outstanding shares to derive implied share prices in one year.

The analysis implied a price in one year of $29.03 and $28.72, based on the Research Projections and the Management Projections, respectively. Allen then applied a 13% discount rate, based on Bankrate’s cost of equity (which was calculated based upon (i) Bankrate’s equity beta, (ii) the U.S. ten-year treasury rate as of July 21, 2009, (iii) the long-horizon expected equity risk premium (historical) as published by Ibbotson® and (iv) the 8th decile equity size risk premium for companies of comparable size (as published by Ibbotson®), to each of the implied share prices in one year to derive implied values per share today of $25.69 based on the Research Projections and $25.42 based on the Management Projections. Allen noted that the Offer Price represented a premium over each of the implied prices.

(6) Implied Value Per Share Analysis Based on Latest Results.  Although not expressly considered in its Valuation Summary, but considered as part of its fairness opinion analysis, Allen performed an illustrative analysis of the implied current stock price of Bankrate based upon the Company’s most recent results and the Management Projections, neither of which were publicly disclosed at the time of the analysis. In this analysis, Allen first determined Bankrate’s enterprise value as a multiple of estimated Adjusted EBITDA for 2009 based on information that was publicly available as of July 21, 2009. Applying the resulting Adjusted EBITDA multiple of 7.8 times to projected Adjusted EBITDA for the calendar year 2009 based on each of (i) the Management Projections and (ii) the result of annualizing the latest quarterly results for the Company, Allen derived implied enterprise values of $373.4.7 million and $293.0 million, respectively. Allen added net cash of $55 million to each of the implied enterprise values then divided each of the sums by the number of fully diluted outstanding shares to derive implied current share prices.

The analysis implied a price of $21.54 and $17.61, based on the Management Projections and the annualized second quarter results, respectively. Allen noted that the Offer Price represented a 32.3% and 61.8% premium over each implied price, respectively.

(7) Other Factors.  In rendering its opinion, Allen also reviewed and considered other factors, including:

•	Wall Street analysts’ price targets for Bankrate’s common stock as of July 21, 2009, which ranged from $19 to $39 per share. Allen noted that the Offer Price of $28.50 per share was within this range.

•	The closing price over the last 20 trading days as of July 21, 2009 of Bankrate’s common stock, which ranged from $23 to $26 dollars per share. Allen noted that the Offer Price of $28.50 per share was above this range.

•	The trading range, based on closing prices, of Bankrate’s common stock over the last three months as of July 21, 2009, which ranged from $23 to $32 dollars per share. Allen noted that the Offer Price of $28.50 per share was within this range.

June 30 Presentation

In addition to the presentation made to the Board on July 22, 2009, Allen also made a presentation to the Board on June 30, 2009. However, the June 30th, 2009 presentation by Allen to the Board did not constitute an opinion of Allen with respect to the fairness of the consideration to be paid in the transaction, as did the July 22, 2009 presentation. Rather, Allen’s June 30th board presentation consisted of various updates and analyses that Allen utilized in formulating its perspective on the Apax offer and in advising the Board in its consideration of Apax’s requirement for a period of exclusivity. As a result, Allen did not present any findings or make any recommendations with respect to the fairness of the consideration to be paid in the transaction. Allen’s June 30th board presentation included a summary of Apax’s preliminary indication of interest as well as an update relating to Party

A’s decision not to submit an indication of interest for a take-private transaction. Allen’s June 30th presentation also consisted of various analyses, including preliminary valuation analyses, subject to further refinement over time in preparation of its fairness opinion, based upon multiples of comparable companies, multiples paid in precedent transactions, discounted cash flow analyses, premiums paid analyses and leveraged buyout analyses. Except for the leveraged buyout analyses, which were not included in the July 22nd presentation, the procedures followed by Allen in preparing the analyses in the June 30th presentation were substantially similar to the procedures used by Allen to prepare the corresponding analyses in the July 22nd presentation.

These analyses were based on Bankrate management’s advocacy case prepared for discussions with Apax and Party A as set forth in Item 8(f) below, “Projected Financial Information” and also based on research analyst projections. In Allen’s June 30th presentation to the Board, Allen also updated the Board on current trends in the equity and debt capital markets, the current market for leveraged buyouts, the outlook for the online advertising market, Bankrate’s historical stock performance and historical trading multiples on a standalone basis and compared to its peers, Wall Street research estimates for Bankrate’s revenue and EBITDA for the second quarter of 2009 and for the full years of 2009 through 2013 as well as a summary of considerations and concerns in the market with respect to Bankrate as expressed by Wall Street research analysts.

The estimates presented to Bankrate’s Board are set forth in the table below:

	Q2 2009E		CY 2009E		CY 2010E		CY 2011E		CY 2012E		CY 2013E
($ in millions)	Revenue	EBITDA	Revenue	EBITDA	Revenue	EBITDA	Revenue	EBITDA	Revenue	EBITDA	Revenue	EBITDA

Research Average	$38.2	$13.1	$160.6	$56.0	$175.3	$65.3	$191.4	$74.3	$207.4	$83.2	$223.7	$92.6

During the meeting, Allen noted that the Wall Street estimates for the second quarter of 2009 and for the full year 2009 far exceeded the estimates of Bankrate’s management for the same period. Allen noted that it was likely Wall Street analyst estimates would be reduced upon the release of second quarter earnings results. Allen and the Board discussed the potential negative implications the potential reductions could have on Bankrate’s stock price, if announced independent of a sale transaction.

The financial analyses in the June 30, 2009 presentation were based on market, economic and other conditions as they existed as of the date of the presentation as well as other information that was available at that time. Accordingly, the results of the financial analyses differed from the presentation made to the Board on July 22, 2009 due to changes in those conditions as well as changes in the Company’s financial results and projections made by the Company’s management, see Item 8(f) “Projected Financial Information” below. Multiples attributable to selected comparable public companies changed based on updated market and financial information on such companies. In addition, the representative precedent transaction multiple ranges in the July 22nd presentation were lower than the corresponding multiple ranges in the June 30th presentation because Allen determined the ranges in its July 22nd presentation to be more appropriate based on its further review of market conditions and the Company’s diminished growth prospects. The discounted cash flow analysis based on management projections changed due to differences between management’s advocacy case and management’s financial projections dated as of July 15, 2009, each of which are summarized in Item 8(f) “Projected Financial Information” below. The discounted cash flow analysis based on research analyst projections changed due to differences in research projections available at each time. The premiums paid analysis changed because additional transactions within the criteria Allen analyzed were completed between the date of the June 30, 2009 presentation and the July 22, 2009 presentation. The illustrative present value of future stock price analysis changed due to an update of Bankrate’s stock price and balance sheet information, differences between management’s advocacy case and management’s financial projections dated as of July 15, 2009 and differences in research projections available at each time. Finally, Allen conducted a leveraged buyout analysis in connection with the June 30th presentation but did not include such analysis in its July 22nd presentation because it was designed for the purpose of illustrating the price a financial sponsor might pay to acquire Bankrate in a leveraged buyout transaction rather than as a means of determining a valuation of the Company. Allen received no instruction from Bankrate or its affiliates with respect to the content of its June 30, 2009 presentation.

General

Pursuant to the Engagement Letter, the Board engaged Allen as financial advisor and to deliver its opinion as to the fairness, from a financial point of view, of the Offer Price to be received by the Shareholders, other than holders subject to the Support Agreements, in the Transaction. Allen was selected by the Board based on Allen’s qualifications and reputation. Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Allen does not have and has not had any material relationships involving the payment or receipt of compensation between Allen and the Company and any of its affiliates during the last two years. Allen has had no investment banking relationship with Apax or the Sponsor Funds during the past two years. Allen has previously served as financial advisor to the Company, pursuant to a previous engagement letter dated June 1, 2007, which terminated on October 1, 2008, and received no fees therefor. In the ordinary course of its business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the securities of the Company. Allen has not owned any Bankrate stock during the period from April 2009 to present. The opinion was approved by Allen’s fairness opinion committee.

Pursuant to the terms of the Engagement Letter, Allen is due a cash fee of $500,000 upon delivery of its opinion to the Board. No portion of the opinion fee is contingent upon either the conclusion expressed in the opinion or whether the Transaction is successfully consummated. In addition, Allen is due a cash fee equal to 1.0% of the Offer Price multiplied by the fully diluted shares outstanding less $500,000, conditioned upon the consummation of the Transaction. The aggregate amount of Allen’s expected cash fee, assuming consummation of the Transaction and including the fee for delivery of its fairness opinion, is approximately $5.7 million. The Company has also agreed to reimburse Allen’s reasonable out-of-pocket expenses and to indemnify Allen against certain liabilities arising out of such engagement.

With Allen’s consent, copies of Allen’s presentations to the Board on June 30, 2009 and July 22, 2009 have been attached as exhibits to the Schedule 13E-3 and the Schedule 14D-9 filed with the SEC in connection with the Transaction.

(b)	Opinion of Needham & Company, LLC

The Disinterested Directors selected and the Board retained Needham & Company to act as financial advisor to the Disinterested Directors in connection with a possible transaction involving the Company and the Sponsor Funds and, in connection therewith, to render an opinion as to the fairness, from a financial point of view, to the Shareholders (other than holders subject to the Support Agreements) of the consideration to be received by those holders pursuant to the Merger Agreement. Needham & Company was not requested to, and did not, provide independent financial advice to the Disinterested Directors or our Board during the course of negotiations between the Company and Apax, or participate in negotiating or structuring the transaction, nor did Needham & Company make any recommendation concerning the consideration to be paid pursuant to the Merger Agreement.

On July 22, 2009, Needham & Company delivered to the Disinterested Directors its written opinion, dated July 22, 2009, that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, the consideration of $28.50 in cash per Share to be received by the Shareholders (other than holders subject to the Support Agreements) pursuant to the Merger Agreement was fair to those holders from a financial point of view. The Needham & Company opinion is addressed to our Disinterested Directors, relates only to the fairness, from a financial point of view, of the consideration to be received by the Shareholders (other than holders subject to the Support Agreements) as of the date of the opinion, and does not constitute a recommendation to any Shareholder as to whether such Shareholder should tender such Shareholder’s Shares in connection with the Tender Offer or how such Shareholder should vote or act on any matter relating to the transactions contemplated in the Merger Agreement.

The complete text of the Needham & Company opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken by Needham & Company, is attached to this Schedule 14D-9 as Annex C. This summary of the Needham & Company opinion set forth in this Schedule 14D-9 is qualified by reference to the Needham & Company opinion. You should read the Needham & Company opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Needham & Company.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated July 21, 2009;

•	reviewed certain publicly available information concerning us and certain other relevant financial and operating data which we furnished to Needham & Company;

•	reviewed the historical stock prices and trading volumes of the Company’s Shares;

•	held discussions with members of the Company’s management concerning current Company operations and future business prospects;

•	reviewed certain financial forecasts with respect to the Company prepared by Company management, dated as of July 15, 2009, which are discussed in Item 8(f) “Projected Financial Information” (the “Forecasts”), and held discussions with members of Company management concerning those forecasts;

•	reviewed certain research analyst projections with respect to the Company and held discussions with members of Company management concerning those projections;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for the Company;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed generally relevant; and

•	performed and considered such other financial studies and analyses, and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness in all material respects of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and Needham & Company did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of such information. Needham & Company assumed that the Transaction will be consummated in all respects material to its opinion upon the terms and subject to the conditions set forth in the draft of the Merger Agreement dated July 21, 2009, without waiver, modification or amendment of any material term, condition or agreement of such draft Merger Agreement. Needham & Company assumed where applicable that the Forecasts, were reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management, at the time of preparation, of our future operating and financial performance. Needham & Company assumed that the research analyst projections for the Company represent reasonable estimates as to our future financial performance. Needham & Company expressed no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based. Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities or the assets or liabilities of Parent, nor did Needham & Company evaluate the Company’s solvency or fair value or the solvency or fair value of Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary, and market conditions as they existed and could be evaluated as of the date of its opinion and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after the date of its opinion. Needham & Company’s opinion was limited to the fairness, from a financial point of view, to the Shareholders (other than the holders subject to the Support Agreements) of the consideration to be received by such holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the transaction to, or any consideration received in connection with the transaction by, holders of any other class of the Company’s securities, the Company’s creditors or any other of the Company’s constituencies, or as to the Company’s underlying decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to us. Needham & Company was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company, nor was Needham & Company requested to, and it did not, provide independent financial advice to the Company or the Disinterested Directors during the course of negotiations between the Company and Apax and the Sponsor Funds or participate in the negotiation or structuring of the Transaction. Needham & Company expressed no opinion with respect to the amount or nature of any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the transaction, or any class of such persons relative to the consideration to be received by Shareholders pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Needham & Company’s opinion does not constitute a recommendation to any Shareholder as to whether any such Shareholder should tender such Shareholder’s Shares in connection with the Tender Offer or how such Shareholder should vote or act in any matter relating to the Transaction.

The Company provided no instructions to, nor imposed any limitations on, Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to July 21, 2009, and is not necessarily indicative of current or future market conditions.

Selected Companies Analysis.  Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for us to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because their businesses may be considered similar to the Company’s business. These companies, referred to as the selected companies, consisted of the following:

Google Inc.
Thomson Reuters Corporation
Yahoo! Inc.
Dun & Bradstreet Corp.
FactSet Research Systems Inc.
Morningstar Inc.
Move Inc.
Value Line Inc.
Knot Inc.
The Street.com
Market Leader Inc.
Autobytel Inc.
Track Data Corp.

The following tables set forth information concerning the following multiples for the selected companies and for us:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year 2009 revenues;

•	enterprise value as a multiple of projected calendar year 2010 revenues;

•	enterprise value as a multiple of projected calendar year 2011 revenues;

•	enterprise value as a multiple of LTM earnings before interest, taxes, depreciation and amortization and stock compensation expense, or EBITDA;

•	enterprise value as a multiple of projected calendar year 2009 EBITDA;

•	enterprise value as a multiple of projected calendar year 2010 EBITDA;

•	enterprise value as a multiple of projected calendar year 2011 EBITDA;

•	price as a multiple of LTM earnings per share, or EPS;

•	price as a multiple of projected calendar year 2009 EPS;

•	price as a multiple of projected calendar year 2010 EPS; and

•	price as a multiple of projected calendar year 2011 EPS.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on July 21, 2009 and calculated multiples for the Company based on the Offer Price. The columns in the table below under the heading “Bankrate Transaction Consideration Using Management Estimates” represent multiples calculated based on the Offer Price and the Forecasts. LTM multiples were based on the Company’s preliminary actual results for the 12 months ending June 30, 2009.

									Bankrate
									Transaction
									Consideration
									Using
	Selected Companies								Management
	High		Low		Mean		Median		Estimates

Enterprise value to LTM revenues	5.2	x	1.3	x	3.1	x	3.0	x	3.4	x
Enterprise value to projected calendar year 2009 revenues	5.1	x	1.4	x	3.3	x	3.5	x	3.6	x
Enterprise value to projected calendar year 2010 revenues	4.4	x	1.3	x	3.1	x	3.3	x	3.0	x
Enterprise value to projected calendar year 2011 revenues	3.8	x	1.2	x	2.7	x	2.8	x	2.6	x
Enterprise value to LTM EBITDA	12.9	x	8.6	x	10.7	x	10.6	x	10.0	x
Enterprise value to projected calendar year 2009 EBITDA	18.0	x	8.6	x	11.3	x	11.0	x	10.7	x
Enterprise value to projected calendar year 2010 EBITDA	13.2	x	8.0	x	10.1	x	9.7	x	8.0	x
Enterprise value to projected calendar year 2011 EBITDA	9.4	x	6.4	x	8.3	x	8.6	x	6.3	x
Price to LTM EPS	61.2	x	12.0	x	28.3	x	22.7	x	32.7	x
Price to projected calendar year 2009 EPS	29.4	x	14.0	x	21.6	x	20.6	x	39.5	x
Price to projected calendar year 2010 EPS	52.4	x	12.7	x	23.0	x	18.2	x	24.3	x
Price to projected calendar year 2011 EPS	24.7	x	10.7	x	16.2	x	15.5	x	17.4	x

The following table sets forth data for the selected companies underlying the figures included in the summary table above.

Enterprise Value /
	Revenues				EBITDA				Price/EPS
	LTM	CY09E	CY10E	CY11E	LTM	CY09E	CY10E	CY11E	LTM	CY09E	CY10E	CY11E

Google, Inc.	5.2x	5.1x	4.4x	3.8x	11.6x	11.0x	9.7x	8.6x	25.3x	19.7x	17.3x	15.5x
Thomson Reuters Corporation	2.6x	2.9x	2.9x	2.8x	10.0x	11.1x	10.3x	9.4x	17.3x	20.6x	17.8x	14.8x
Yahoo! Inc.	2.8x	4.2x	3.9x	3.5x	11.0x	11.4x	10.5x	9.4x	61.2x	29.4x	25.4x	21.2x
Dun & Bradstreet Corp.	3.0x	2.9x	2.7x	2.5x	8.6x	8.6x	8.0x	NA	12.0x	14.0x	12.7x	10.8x
Factset Research Systems, Inc.	4.1x	4.1x	3.9x	3.5x	10.0x	10.0x	9.7x	NA	18.9x	18.7x	17.8x	15.7x
Morningstar, Inc.	3.8x	4.0x	3.8x	NA	10.6x	NA	NA	NA	22.7x	24.3x	22.3x	NA
Move, Inc.	1.3x	1.4x	1.3x	1.2x	12.9x	9.0x	9.7x	6.4x	NM	24.9x	18.7x	10.7x
Value Line, Inc.	3.4x	NA	NA	NA	9.2x	NA	NA	NA	14.8x	NA	NA	NA
Knot, Inc.	2.0x	2.1x	2.0x	1.7x	12.8x	18.0x	13.2x	7.7x	52.7x	NM	52.4x	24.7x
TheStreet.com	NM	NM	NM	NM	NM	NM	NM	NM	NM	NM	NM	NA
Market Leader, Inc.	NM	NM	NM	NM	NM	NM	NM	NM	NM	NA	NA	NA
Autobytel, Inc.	NM	NM	NM	NM	NM	NM	NM	NM	NM	NA	NA	NA
Track Data Corp.	NM	NM	NM	NM	NM	NM	NM	NM	29.4x	NA	NA	NA
Mean	3.1x	3.3x	3.1x	2.7x	10.7x	11.3x	10.1x	8.3x	28.3x	21.6x	23.0x	16.2x
Median	3.0x	3.5x	3.3x	2.8x	10.6x	11.0x	9.7x	8.6x	22.7x	20.6x	18.2x	15.5x
High	5.2x	5.1x	4.4x	3.8x	12.9x	18.0x	13.2x	9.4x	61.2x	29.4x	52.4x	24.7x
Low	1.3x	1.4x	1.3x	1.2x	8.6x	8.6x	8.0x	6.4x	12.0x	14.0x	12.7x	10.7x
Bankrate Transaction Consideration Using Management Estimates	3.4x	3.6x	3.0x	2.6x	10.0x	10.7x	8.0x	6.3x	32.7x	39.5x	24.3x	17.4x

The following tables set forth data underlying the multiples for the Company and the selected companies in the tables set forth above.

	Closing Price on	Enterprise
	07/21/2009	Value
	(In thousands)

Google Inc.	$427.90	$115,846,403
Thomson Reuters Corporation	31.93	33,478,256
Yahoo! Inc.	16.75	19,729,098
Dun & Bradstreet Corp.	81.42	5,123,473
FactSet Research Systems Inc.	54.86	2,532,537
Morningstar Inc.	43.53	1,891,057
Move Inc.	2.24	300,873
Value Line Inc.	33.98	232,510
Knot Inc.	8.39	212,729
TheStreet.com	2.02	(11,465)
Market Leader Inc.	1.83	(12,965)
Autobytel Inc.	0.51	(3,310)
Track Data Corp.	3.00	(2,510)
Bankrate Transaction Consideration	28.50	515,670

	Revenue
	LTM	CY 2009E	CY 2010E	CY 2011E
	(In thousands)

Google Inc.	$22,274,182	$22,672,556	$26,357,151	$30,727,554
Thomson Reuters Corporation	12,997,000	11,633,987	11,711,224	12,030,050
Yahoo! Inc.	6,970,942	4,741,600	5,011,000	5,592,000
Dun & Bradstreet Corp.	1,719,000	1,744,400	1,866,800	2,035,000
FactSet Research Systems Inc.	620,268	622,110	645,280	729,330
Morningstar Inc.	493,745	472,500	502,000	NA
Move Inc.	234,995	219,000	231,600	261,000
Value Line Inc.	69,241	NA	NA	NA
Knot Inc.	103,813	102,080	108,670	127,000
TheStreet.com	66,979	55,870	58,100	NA
Market Leader Inc.	33,701	NA	NA	NA
Autobytel Inc.	64,332	NA	NA	NA
Track Data Corp.	29,508	NA	NA	NA
Bankrate Management Estimates	153,563	143,171	170,211	199,711

	EBITDA
	LTM	CY 2009E	CY 2010E	CY 2011E
		(In thousands)

Google Inc.	$9,953,953	$10,494,000	$11,978,000	$13,422,000
Thomson Reuters Corporation	3,354,000	3,025,699	3,240,884	3,564,918
Yahoo! Inc.	1,798,991	1,736,900	1,876,900	2,099,400
Dun & Bradstreet Corp.	594,100	595,750	642,250	NA
FactSet Research Systems Inc.	254,303	252,420	260,830	NA
Morningstar Inc.	178,026	NA	NA	NA
Move Inc.	23,403	33,300	31,100	46,800
Value Line Inc.	25,363	NA	NA	NA
Knot Inc.	16,558	11,840	16,160	27,800
TheStreet.com	6,912	(120)	3,670	NA
Market Leader Inc.	258	NA	NA	NA
Autobytel Inc.	(23,443)	NA	NA	NA
Track Data Corp.	2,072	NA	NA	NA
Bankrate Management Estimates	51,767	48,045	64,407	81,604

Selected Transaction Analysis.  Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2008 that involved target companies that were involved in the internet marketing services, lead generation and media businesses and with transaction values greater than $50 million:

Acquirer	Target

ICF International Inc.	Macro International, Inc.
eBay, Inc.	Bill Me Later, Inc.
WPP Group PLC	Taylor Nelson Sofres PLC
Best Buy Co., Inc.	Napster, Inc.
Microsoft Corp.	Greenfield Online, Inc.
CBS Corp.	CNET Networks, Inc.
Greenfield Partners LLC	Clayton Holdings, Inc.
Taylor Nelson Sofres PLC	Idealab/Compete, Inc.
Reed Elsevier PLC	ChoicePoint, Inc.
Bankrate, Inc.	InsureMe, Inc.
Amazon.com, Inc.	Audible, Inc.
GSI Commerce, Inc.	e-Dialog, Inc.
Pearson PLC	Money-Media, Inc.
Macrovision Corp.	Gemstar-TV Guide, Inc.
Omniture, Inc.	Visual Sciences, Inc.
Thomson Corp.	Reuters Group PLC
Google, Inc.	DoubleClick, Inc.

In examining the selected transactions, Needham & Company analyzed, for the selected transactions and for the Transaction,

•	enterprise value as a multiple of LTM revenues; and

•	enterprise value as a multiple of LTM EBITDA.

Needham & Company calculated multiples for the Company based on the Offer Price for each Share. LTM multiples were based on the Company’s preliminary actual results for the 12 months ending June 30, 2009.

The following table sets forth summary information concerning the multiples described above for the selected transactions and the same multiples implied by the Transaction.

									Bankrate
									Transaction
									Consideration Using
	Selected Transactions								Management
	High		Low		Mean		Median		Estimates

Enterprise value to LTM revenues	10.3	x	0.5	x	3.8	x	3.6	x	3.4	x
Enterprise value to LTM EBITDA	27.1	x	7.0	x	18.3	x	17.9	x	10.0	x

The following table sets forth data underlying the summary table above concerning the multiples described above for the selected transactions and same multiples implied by the Transaction.

			EV / LTM
Acquiror	Target	Enterprise Value	Revenue	EBITDA
		(In millions)

ICF International Inc.	Macro International, Inc.	$155.0	1.0x	8.6x
eBay, Inc.	Bill Me Later, Inc.	820.0	9.5x	NA
WPP Group PLC	Taylor Nelson Sofres PLC	2,604.1	1.4x	NA
Best Buy Co., Inc.	Napster, Inc.	59.3	0.5x	Negative
Microsoft Corp.	Greenfield Online, Inc.	421.4	3.1x	14.2x
CBS Corp.	CNET Networks, Inc.	1,756.3	4.3x	27.1x
Greenfield Partners LLC	Clayton Holdings, Inc.	141.9	0.9x	7.0x
Taylor Nelson Sofres PLC	Idealab/Compete, Inc.	75.0	5.0x	NA
Reed Elsevier PLC	ChoicePoint, Inc.	4,131.7	4.2x	19.1x
Bankrate, Inc.	InsureMe, Inc.	64.4	2.4x	14.2x
Amazon.com, Inc.	Audible, Inc.	208.4	1.9x	26.7x
GSI Commerce, Inc.	e-Dialog, Inc.	157.0	4.6x	24.2x
Pearson PLC	Money-Media, Inc.	64.0	4.0x	NA
Macrovision Corp.	Gemstar-TV Guide, Inc.	2,241.5	3.6x	15.6x
Omniture, Inc.	Visual Sciences, Inc.	379.2	4.8x	26.5x
Thomson Corp.	Reuters Group PLC	15,078.1	3.0x	17.9x
Google, Inc.	DoubleClick, Inc.	3,100.0	10.3x	NA
Mean			3.8x	18.3x
Median			3.6x	17.9x
High			10.3x	27.1x
Low			0.5x	7.0x
Bankrate Transaction Consideration		515.7	3.4x	10.0x

Other than as set forth in the tables above, no additional data underlying its Selected Transaction Analysis was provided by Needham & Company to the Disinterested Directors.

Premiums Paid Analysis.  Needham & Company analyzed publicly available financial information for 20 all cash merger and acquisition transactions that represent transactions involving publicly-traded technology and technology-enabled services companies completed since January 1, 2007 with transaction values of between $500 million and $1 billion. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days and 30 trading days prior to the announcement of the Transaction.

Needham & Company calculated premiums for the Company as of July 21, 2009 based on the Offer Price for each Share. The following table sets forth summary information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Transaction.

					Bankrate
	Selected Transactions				Transaction
	Low	Mean	Median	High	at $28.50

One trading day stock price premium	1.0%	21.8%	20.9%	57.0%	15.8%
Five trading day stock price premium	1.0%	21.8%	23.1%	46.3%	14.2%
30 trading day stock price premium	6.5%	27.9%	24.0%	62.2%	(2.4)%

The following table sets forth data underlying the summary table set forth above concerning the stock price premiums in the selected transactions and the stock price premium implied by the Transaction.

		Premium Paid
Target	Acquirer	1-Day	5-Day	30-Day

Interwoven, Inc.	Autonomy Corp. plc	36.8%	25.0%	45.7%
Trizetto Group, Inc.	Apax Partners	24.5%	25.7%	12.5%
BladeLogic, Inc.	BMC Software, Inc.	18.6%	26.0%	62.2%
United Industrial Corp.	Textron, Inc.	7.1%	6.1%	19.3%
Gateway, Inc.	Acer, Inc.	57.0%	45.0%	13.8%
Rural Cellular Corp.	Verizon Wireless	41.5%	12.1%	6.5%
Komag, Incorporated	Western Digital Corporation	9.0%	23.3%	21.6%
Color Kinetics Incorporated	Royal Philips Electronics NV	1.0%	1.0%	16.5%
CT Communications, Inc.	Windstream Corporation	46.5%	46.3%	21.1%
eCollege	Pearson plc	7.1%	20.6%	25.1%
Inter-tel Incorporated	Mitel Networks Corporation	7.6%	6.5%	9.6%
webMethods, Inc.	Software AG	25.7%	27.3%	30.2%
Exchelon Telecom, Inc.	Integra Telecom, Inc.	17.2%	20.0%	29.8%
SafeNet, Inc.	Vector Capital	1.4%	6.5%	23.0%
Dendrite International, Inc.	Cegedim S.A.	25.1%	23.0%	54.1%
Witness Systems, Inc.	Verint Systems, Inc.	23.5%	23.0%	51.3%
Keane, Inc.	Caritor, Inc.	19.2%	17.5%	19.7%
Altiris, Inc.	Symantec Corp.	21.6%	26.0%	30.1%
Essex Corp.	Northrop Grumman Corp.	20.1%	24.9%	37.1%
Open Solutions, Inc.	Carlyle Group / Providence Equity	25.5%	30.9%	27.8%
Mean		21.8%	21.8%	27.9%
Median		20.9%	23.1%	24.0%
High		57.0%	46.3%	62.2%
Low		1.0%	1.0%	6.5%
Bankrate Transaction Consideration		15.8%	14.2%	(2.4)%

Discounted Cash Flow Analysis.  Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on the Forecasts, excluding the impact of non-recurring items. Needham & Company calculated the projected unlevered free cash flows for the Company for 2009 through 2013. Needham & Company then calculated ranges of estimated terminal values based on the perpetual growth of calendar year 2013 estimated free cash flow of $60.7 million using selected unlevered free cash flow growth rate percentages ranging from 1.0% to 5.0%. The amounts were discounted to present value using discount rates of 12% to 16%. In conducting the discounted cash flow analysis, Needham & Company used a range of discount rates derived by utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas for the Company, the U.S. ten-year treasury rate as of July 21, 2009, and the equity market risk premium as published by Bloomberg at the time Needham & Company conducted its analysis, which equity market risk premium was 7.0%. The discount rates ranging from 12% to 16% were based upon Needham & Company’s judgment of an illustrative range based upon the above analysis. As set forth on the following table, Needham & Company then added the estimated ranges of present values of unlevered free cash flows to the ranges of estimated terminal values and to the Company’s cash balance as of June 30, 2009 to derive illustrative ranges of implied present equity values and implied present equity values per share for the Company.

	Discount Rate
	12.0%	13.0%	14.0%	15.0%	16.0%
	(In millions)

Present Value of Free Cash Flows (2009 to 2013)	$134.7	$131.3	$127.9	$124.7	$121.7
Plus: Net Cash as of June 30, 2009	55.1	55.1	55.1	55.1	55.1
Equals: Total Cash as of June 30, 2009	$189.8	$186.4	$183.0	$179.8	$176.7

Plus: Present Value of Terminal Value	Discount Rate
Based on Perpetual UFCF Growth Rate	12.0%	13.0%	14.0%	15.0%	16.0%

1.0%	$336.8	$296.8	$263.4	$235.3	$211.3
2.0%	374.2	327.0	288.2	255.9	228.7
3.0%	419.8	363.2	317.5	280.0	248.7
4.0%	476.9	407.5	352.7	308.4	272.0
5.0%	550.3	462.8	395.6	342.5	299.6

Equals: Equity Value	Discount Rate
Based on Perpetual UFCF Growth Rate	12.0%	13.0%	14.0%	15.0%	16.0%

1.0%	$526.7	$483.2	$446.5	$415.1	$388.1
2.0%	564.0	513.4	471.3	435.7	405.4
3.0%	609.7	549.6	500.5	459.8	425.4
4.0%	666.7	593.9	535.7	488.2	448.7
5.0%	740.1	649.2	578.6	522.3	476.3
Divided by: Fully-Diluted Shares Outstanding	20.0	20.0	20.0	20.0	20.0

Equals: Equity Value per Share	Discount Rate
Based on Perpetual UFCF Growth Rate	12.0%	13.0%	14.0%	15.0%	16.0%

1.0%	$26.30	$24.13	$22.29	$20.73	$19.38
2.0%	28.16	25.63	23.53	21.76	20.24
3.0%	30.44	27.44	24.99	22.96	21.24
4.0%	33.29	29.65	26.75	24.38	22.41
5.0%	36.96	32.42	28.89	26.08	23.78

This analysis indicated the following implied per share equity reference range for the Company, as compared to the per share transaction consideration:

Illustrative Implied per Share	Per Share
Equity Reference Range for Bankrate	Transaction Consideration

$19.38 - $36.96	$28.50

No company, transaction or business used in the “Selected Companies Analysis,” “Selected Transaction Analysis,” “Premiums Paid Analysis,” or “Discounted Cash Flow Analysis,” as a comparison is identical to the Company or the Transaction. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of the Company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Disinterested Directors in their evaluation of the proposed transaction and should not be viewed as determinative of the views of the Disinterested Directors, the Board or Company management with respect to the Offer Price or the Transaction.

Under the terms of the Disinterested Directors’ engagement letter with Needham & Company dated July 17, 2009 (the “Needham & Company Engagement Letter”), the Company paid Needham & Company a fee of $50,000 upon execution of the Needham & Company Engagement Letter and an additional fee of $450,000 upon Needham & Company’s delivery of its fairness opinion. The Company has agreed to reimburse Needham & Company for its out-of-pocket expenses and to indemnify Needham & Company against certain liabilities relating to or arising out of services performed by Needham & Company as financial advisor to the Disinterested Directors.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company was retained by the Board to act as financial advisor to our Disinterested Directors in connection with the Transaction based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and the technology industry generally. Needham & Company has had no investment banking relationship with the Company during the past two years and no investment banking relationship between Needham & Company and the Company is currently contemplated. A company affiliated with Needham & Company is a limited partner in a fund affiliated with Antares Capital Corporation. One of the Company’s Disinterested Directors, Randall E. Poliner, is the President of Antares Capital Corporation. Needham & Company has had no investment banking relationship with Apax or the Sponsor Funds during the past two years. In the normal course of its business, Needham & Company may actively trade the Company’s equity securities for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in the Company’s securities. Needham & Company has consented to the inclusion of and references to its opinion in this Schedule 14D-9.

With Needham & Company’s consent, a copy of the slide presentation that accompanied Needham & Company’s presentation to the Disinterested Directors on July 22, 2009 has been attached as an exhibit to the Schedule 13E-3 and the Schedule 14D-9 filed with the SEC in connection with the Transaction.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in Shares have been effected during the past 60 days by the Company or any current executive officer, director, affiliate or subsidiary of the Company, other than Shares received as compensation in the ordinary course of business in connection with the Company’s employee benefit plans and payroll contributions to the Company’s 401(k) plan, except as follows:

•	On August 14, 2009, Mr. Robert J. DeFranco, Senior Vice President-Finance of Bankrate, exercised previously granted options to acquire 11,750 Shares and disposed of such Shares.

•	On July 15, 2009, the Company awarded 30,000 restricted Shares to Mr. Ross.

•	On June 1, 2009, Mr. DeFranco exercised previously granted options to acquire 48,251 Shares and disposed of such Shares.

Stock Purchases by Filing Parties.  Other than as listed below, no filing person has purchased Bankrate securities during the past two years at any time that it has been an affiliate of Bankrate. The following lists the amount of the securities purchased by filing persons and the amount of securities purchased by filing persons during the last two years, the range of prices paid and the average purchase price for each quarter during such period.

Edward J. DiMaria

Quarter Ended	Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price

December 31, 2007	20,000	$42.33(1)	$42.33(1)
September 30, 2008	2,500	$25.76	$25.76
March 31, 2009	52,500	$0.00(2)	$0.00(2)

Thomas R. Evans

Quarter Ended	Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price

December 31, 2007	200,000	$10.01(1)	$10.01(1)
March 31, 2009	34,166	$0.00(2)	$0.00(2)

Daniel P. Hoogterp

Quarter Ended	Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price

September 30, 2007	15,000	$18.26(1)	$18.26(1)
December 31, 2007	15,000	$18.26(1)	$18.26(1)
December 31, 2008	10,000	$18.26(1)	$18.26(1)
March 31, 2009	2,000	$0.00(2)	$0.00(2)

Steven L. Horowitz

Quarter Ended	Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price

September 30, 2007	20,000	$10.30(1)	$10.30(1)
December 31, 2007	15,000	$10.30(1)	$10.30(1)
March 31, 2009	32,500	$0.00(2)	$0.00(2)

Peter C. Morse

Quarter Ended	Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price

March 31, 2008	10,000	$0.00(2)	$0.00(2)
June 30, 2008	20,000	$13.00(1)	$13.00(1)
September 30, 2008	10,000	$25.51 - $25.59	$25.56
March 31, 2009	20,000	$0.00(2) - $16.72	$8.30(2)

Robert P. O’Block

Quarter Ended	Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price

March 31, 2008	10,000	$0.00(2)	$0.00(2)
September 30, 2008	20,000	$13.00(1)	$13.00(1)
March 31, 2009	10,000	$0.00(2)	$0.00(2)

Michael Ricciardelli

Quarter Ended	Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price

December 31, 2007	10,000	$30.62(1)	$30.62(1)
March 31, 2009	1,833	$0.00(2)	$0.00(2)

Donaldson M. Ross

Quarter Ended	Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price

December 31, 2007	15,000	$29.31(1)	$29.31(1)
March 31, 2009	2,500	$0.00(2)	$0.00(2)
September 30, 2009	30,000	$0.00(2)	$0.00(2)
(as of August 20, 2009)

Bruce J. Zanca

Quarter Ended	Amount of Shares Purchased	Range of Prices Paid	Average Purchase Price

December 31, 2007	30,000	$8.11(1)	$8.11(1)
March 31, 2009	2,000	$0.00(2)	$0.00(2)

(1)	Acquired upon exercise of a previously granted stock option.

(2)	Grants of options or restricted stock are included at a purchase price of zero.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Tender Offer that relate to (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as set forth above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Tender Offer that relate to one or more of the matters referred to in this paragraph.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

(a)	Provisions of the Florida Business Corporation Act.

Affiliated Transactions Statute.  Because Bankrate is incorporated under the laws of the State of Florida, Bankrate is subject to Section 607.0901 (the “Affiliated Transactions Statute”), of the Florida Business Corporation Act. The Affiliated Transactions Statute generally prohibits a Florida corporation from engaging in an “affiliated transaction” with an “interested shareholder,” unless (i) the affiliated transaction is approved by a majority of the disinterested directors or by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested shareholder; or (ii) the corporation has not had more than 300 shareholders of record at any time for three years prior to the public announcement relating to the affiliated transaction or the corporation complies with certain statutory fair price provisions.

Subject to certain exceptions, under the FBCA an “interested shareholder” is a person who beneficially owns more than 10% of the corporation’s outstanding voting shares, exclusive of the corporation or its subsidiaries. In general terms, an “affiliated transaction” includes: (i) any merger or consolidation with an interested shareholder; (ii) the transfer to any interested shareholder of corporate assets with a fair market value equal to 5% or more of the corporation’s consolidated assets or outstanding shares or representing 5% or more of the corporation’s earning power on net income; (iii) the issuance or transfer to any interested shareholder of shares with a fair market value equal to 5% or more of the aggregate fair market value of all outstanding shares of the corporation; (iv) the liquidation or dissolution of the corporation if proposed by any interested shareholder; (v) any reclassification of securities or corporate reorganization that will have the effect of increasing by more than 5% the percentage of the corporation’s outstanding voting shares beneficially owned by any interested shareholder; and (vi) any receipt by the interested shareholder of the benefit of any loans, advances, guaranties, pledges or other financial assistance or any tax credits or other tax advantages provided by or through the corporation.

On July 22, 2009, Bankrate’s disinterested directors unanimously approved the Merger Agreement and each of the transactions contemplated thereby, including the Tender Offer and the Merger.

Control Share Acquisition Statute.  Bankrate is also subject to Section 607.0902 (the “Control Share Acquisition Statute”), of the FBCA. The Control Share Acquisition Statute provides that shares of publicly-held Florida corporations that are acquired in a “control share acquisition” generally will have no voting rights unless such rights are conferred on those shares by the vote of the holders of a majority of all the outstanding shares other than interested shares. A control share acquisition is defined, with certain exceptions, as the acquisition of the ownership of voting shares which would cause the acquiror to have voting power within the following ranges or to move upward from one range into another: (i) one-fifth, but less than one-third; (ii) one-third, but less than a majority; or (iii) a majority or more of such votes.

The Control Share Acquisition Statute does not apply to an acquisition of shares of a publicly-held Florida corporation (i) pursuant to a merger or share exchange effected in compliance with the FBCA if the publicly-held Florida corporation is a party to the merger or share exchange agreement, or (ii) if such acquisition has been approved by the corporation’s board of directors before the acquisition.

Because the Control Share Acquisition Statute specifically exempts: (i) an acquisition of shares of a publicly-held Florida corporation which has been approved by the board of directors of the such corporation before the acquisition; and (ii) a merger effected in compliance with the FBCA if the publicly-held Florida corporation is a party to the merger agreement, the provisions of the Control Share Acquisition Statute are not applicable to the Tender Offer or to the Merger. At the July 22, 2009 meeting of the Board, by unanimous vote of all directors, the Board approved the acquisition of the Shares pursuant to the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger.

On July 22, 2009, the Board, including a majority of the “disinterested directors” as such term is defined in Section 607.0901 of the FBCA, approved resolutions rendering inapplicable to the Merger Agreement, the execution thereof and the transactions contemplated thereby, including the Tender Offer and the Merger, all limitations on business combinations contained in the FBCA, including, without limitation, the Affiliated Transactions Statute and the Control Share Acquisition Statute, and (ii) elects that the Agreement, the execution thereof and the transactions contemplated thereby, including the Tender Offer and the Merger, to the fullest extent of the Board’s power and authority and to the extent permitted by law, not be subject to any “fair price”, “moratorium”, “control share acquisition”, “interested shareholder”, “affiliate”, “business combination” or other similar statute or regulation promulgated under applicable law of any jurisdiction that may apply or purport to apply to such agreements or transactions, and approves and takes all action necessary to exempt such agreements and transactions therefrom. As set forth in the Merger Agreement, if any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation becomes applicable to the Tender Offer, the Merger, the Top-Up Option or other transactions contemplated by the Merger Agreement, both the Company and Parent, and the members of their respective Boards of Directors, will grant such approvals and take such actions as are reasonably necessary so that the Tender Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable.

(b)	Appraisal Rights.

Shareholders that were issued and outstanding immediately prior to the effective time of the Merger will have the right to dissent from the Merger, and to receive the fair value of their Shares, to the extent such rights are provided under Sections 607.1301-607.1333 of the FBCA. No such right of appraisal is applicable to any Shares tendered in the Tender Offer.

Shareholders who do not vote in favor of the Merger (or consent thereto in writing), who are entitled to demand, and who properly demand, appraisal of their Shares pursuant to and in compliance with the applicable provisions of the FBCA (the “Dissenting Shareholders”), will not receive the right to exchange their Shares for the Offer Price; instead, such holders will be entitled to payment of the appraised value of such Shares in accordance with the applicable provisions of the FBCA. Unless and until a Dissenting Shareholder fails to perfect or has effectively withdrawn or lost rights to appraisal under the FBCA, Dissenting Shareholders will cease to have all rights associated with the Shares, except the right to receive appraised value.

If any Dissenting Shareholder fails to perfect, or effectively withdraws or loses such right to appraisal, as provided in the FBCA, such holder’s Shares will thereafter be converted, into the right to receive the Offer Price, without interest, in accordance with the Merger Agreement.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the FBCA and is qualified in its entirety by the full text of Sections 607.1301 through 607.1333 of the FBCA.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTIONS 607.1301 THROUGH 607.1333 OF THE FBCA FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF ANY SUCH RIGHTS.

(c)	Regulatory Matters.

Antitrust Matters.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain transactions may not be completed unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Division”) and the FTC and certain waiting period or approval requirements have been satisfied. The purchase of Shares pursuant to the Tender Offer is subject to such requirements.

The ultimate parent entity of Parent and Merger Sub (the “Ultimate Parent Entity”) and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Tender Offer with the Division and the FTC on July 28, 2009. Ultimate Parent Entity made a request pursuant to the HSR Act for early termination of the 15-day waiting period applicable to the Tender Offer. The FTC granted such request and terminated the waiting period applicable to the Tender Offer on August 3, 2009, effective as of that date.

(d)	Top-Up Option.

The summary of the Top-Up Option in Section 12 of the Offer to Purchase is incorporated herein by reference.

(e)	Short-Form Merger.

The FBCA provides generally that, if a parent corporation owns at least 80% of the outstanding shares of each class of a subsidiary corporation, the parent corporation may merge into the subsidiary corporation by a plan of merger adopted by the board of directors of the parent corporation and the appropriate filings with the Florida Department of State, without the approval of the shareholders of the subsidiary corporation. In accordance with the FBCA, if Merger Sub acquires at least 80% of Bankrate’s outstanding Shares, Merger Sub will be able to effect the Merger without a vote of the Board or other shareholders of Bankrate common stock. Following the acceptance of Shares in the Tender Offer, Parent and Merger Sub are obligated to exercise the Top-Up Option if Merger Sub does not yet own at least 80% of the Shares, and upon the consummation of the Top-Up Option will as a result own at least 80% of the Shares on a fully diluted basis, and should thus be able to effect the Merger without such further votes.

(f)	Projected Financial Information.

The Company’s senior management does not as a matter of course make public projections as to future performance or earnings beyond the current fiscal year and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided certain financial forecasts prepared by senior management to Apax, Parent, Merger Sub, the Board, Allen and Needham & Company in connection with their consideration of the Tender Offer and the Merger. We have included the material projections, which were dated as of July 15, 2009 and utilized by Apax, Parent, Merger Sub, the Board, Allen and Needham & Company in this statement to provide our shareholders access to this information. We have also included the financial projections, dated as of June 5, 2009 which were prepared by management as an advocacy case designed to demonstrate the potential of the Company under more favorable assumptions regarding the Company’s future operating environment, industry conditions and the state of the general economy. The inclusion of this information should not be regarded as an indication that Apax, Parent, Merger Sub, the Board, Allen, Needham & Company, or any other recipient of this information considered, or now considers, it or any part of it to be a reliable prediction of future results.

The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, including the beginnings of a general economic recovery in the United States in the latter half of 2009. In particular, the June 5, 2009 financial projections reflect more favorable assumptions regarding an economic recovery in the United States, as well as improved performance of the industries and segments in which the Company operates. The June 5, 2009 financial projections were intended to illustrate results that could potentially be realized by the Company in the event that numerous matters which are beyond the Company’s control occurred in a manner favorable to the Company. The July 15, 2009 financial projections, while also assuming generally positive developments in the Company’s operating environment and industry and the general economy, were based on more moderate, but still favorable, assumptions. Both the June 5, 2009 and July 15, 2009 financial projections therefore do not, and were not intended to, fully reflect the numerous matters impacting Company performance which are subject to continuing instability and unpredictability. Many of these matters are beyond the Company’s control and the continuing turmoil in general economic conditions and particularly in the residential, mortgage, debt, and financial services industries create significant uncertainty around the projections. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections are included in this document because the June 5, 2009 financial projections were provided to Apax, the Board and their respective advisors, and the July 15, 2009 projections were used by Allen and Needham & Company as a reference point in their analyses.

Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. The financial projections were prepared solely for internal use and for the use of Apax, Parent, the Board and their respective advisors in connection with the potential transaction and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections included herein were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. Furthermore, the financial projections do not take into account any circumstances or events occurring after July 15, 2009, the date they were prepared.

The Company has made publicly available its actual results of operations for the quarter ended March 31, 2009 and its estimated results of operations for the quarters and six months ended June 30, 2009. You should review the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and Current Report on Form 8-K/A filed on July 23, 2009 to obtain this information. See “Where You Can Find More Information.” Readers of this solicitation/recommendation statement are strongly cautioned not to place undue reliance on the projections set forth below. No one has made or makes any representation to any shareholder regarding the information included in these projections.

The inclusion of projections herein should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on. Except as required by applicable securities laws, the Company undertakes no obligation to, and does not intend to update, or otherwise revise the material projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

July 15, 2009 Projected Financial Information.

(Estimated)	2009	2010	2011	2012	2013
	(In millions)

Revenue	$143.2	$170.2	$199.7	$228.1	$256.3
Total Cost of Revenue	(53.9)	(57.6)	(64.4)	(70.4)	(76.7)
Gross Profit	89.3	112.6	135.3	157.6	179.6
Operating Expenses:
Sales	(7.1)	(7.6)	(8.5)	(9.3)	(10.4)
Marketing	(9.2)	(10.3)	(11.2)	(12.3)	(13.7)
Product Development	(7.4)	(8.8)	(9.5)	(10.3)	(11.1)
General and Administrative	(17.6)	(21.5)	(24.6)	(26.1)	(27.8)
Total Operating Expenses	(41.3)	(48.2)	(53.7)	(58.0)	(62.9)
Adjusted EBITDA*	48.0	64.4	81.6	99.6	116.8
Stock-Based Compensation Expense	(10.2)	(10.6)	(11.1)	(11.6)	(12.1)
Depreciation & Amortization	(13.0)	(13.3)	(13.9)	(14.6)	(15.2)
Operating Income	24.9	40.4	56.5	73.4	89.4

*	Excludes stock compensation expense and non-recurring items

June 5, 2009 Projected Financial Information (advocacy case).

(Estimated)	2009	2010	2011	2012	2013
	(In millions)

Revenue	$147.6	$182.2	$217.7	$254.3	$292.2
Total Cost of Revenue	(54.7)	(60.2)	(67.4)	(74.3)	(81.3)
Gross Profit	92.9	122.0	150.3	180.1	210.8
Operating Expenses:
Sales	(7.2)	(7.9)	(8.9)	(9.9)	(11.1)
Marketing	(9.4)	(10.8)	(11.7)	(12.9)	(14.3)
Product Development	(7.6)	(8.5)	(9.2)	(10.0)	(10.8)
General and Administrative	(18.2)	(21.2)	(23.9)	(25.4)	(27.0)
Total Operating Expenses	(42.3)	(48.4)	(53.8)	(58.2)	(63.2)
Adjusted EBITDA*	50.5	73.5	96.5	121.9	147.7
Stock-Based Compensation Expense	(10.3)	(10.8)	(11.3)	(11.9)	(12.5)
Depreciation & Amortization	(13.0)	(13.4)	(14.1)	(14.7)	(15.5)
Operating Income	27.3	49.3	71.1	95.2	119.7

*	Excludes stock compensation expense and non-recurring items

(g) Preliminary Financial Results.

The Company has prepared preliminary financial results for the month ended July 31, 2009. Subject to final adjustments, including normal quarter- and year-end adjustments, total revenue for July 2009 was $10.3 million compared to $9.7 million for June 2009 and $15.1 million in July 2008. The Company reported a net loss of $523,000 or $0.03 per fully diluted share in July 2009, compared to net income of $770,000, or $0.04 per fully diluted share in June 2009 and $1.9 million, or $0.10 per fully diluted share in July 2008. Earnings per fully diluted share, excluding share-based compensation expense and non-recurring deal-related costs (“Adjusted EPS”), was $0.03 for July 2009, compared to Adjusted EPS of $0.07 for June 2009 and $0.13 for June 2008. The number of fully diluted shares used to calculate the above was determined as of the quarter ended June 30, 2009 for both the July 2009 and June 2009 calculations and as of the quarter ended June 30, 2008 for the July 2008 calculations.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”), including share-based compensation expense and non-recurring deal-related costs were $211,000 in July 2009, compared to $2.4 million in June 2009 and $3.9 million in July 2008. Earnings before interest, taxes, depreciation, and amortization, excluding share-based compensation expense of $842,000 in July 2009 and non-recurring deal-related costs of $1.2 million in July 2009 (there were no such non-recurring deal-related costs in June 2009 or July 2008) (“Adjusted EBITDA”), were $2.2 million in July 2009, compared to $3.3 million in June 2009 and $5.1 million in July 2008.

To supplement the Company’s financial statements presented in accordance with generally accepted accounting principles (“GAAP”), the Company uses non-GAAP measures of certain components of financial performance, including EBITDA, Adjusted EBITDA, Adjusted EPS and Operating EPS, which are adjusted from results based on GAAP to exclude certain expenses, gains and losses. These non-GAAP measures are provided to enhance investors’ overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that may not be indicative of its core operating results. In addition, because the Company has historically reported certain non-GAAP results to investors, the Company believes the inclusion of non-GAAP measures provides consistency in its financial reporting. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. The non-GAAP measures included in this section have been reconciled to the nearest GAAP measure.

Bankrate, Inc.
Non-GAAP Measures Reconciliation
(In thousands, except share and per share amounts)
(Unaudited)

	2009		2008
	July	June	July

Revenue	$10,314	$9,713	$15,118

IBIT	(901)	1,327	3,325
Tax (provision) benefit	378	(557)	(1,397)

Net income (loss)	(523)	770	1,928

GAAP Fully diluted earnings (loss) per share	$(0.03)	$0.04	$0.10
Shares used in computing diluted net income per share, GAAP basis	19,379,325	19,379,325	19,557,759
Adjusted EPS —
Net income (loss), GAAP basis	(523)	770	1,928
Share-based compensation expense, net of tax	505	552	733
Non-recurring deal-related costs, net of tax	687	—	—

Net income excluding share-based compensation expense and non-recurring deal related costs —	669	1,322	2,661

Per diluted share	$0.03	$0.07	$0.13
Shares used in computing diluted net income per share, excluding the impact of applying SFAS No. 123R and deal costs	19,658,662	19,658,662	19,909,843
EBITDA —
Income from operations, GAAP basis	(904)	1,318	3,196
Depreciation and amortization	1,115	1,107	669

	211	2,425	3,865

	2009		2008
	July	June	July

Adjusted EBITDA —
Income from operations, GAAP basis	$(904)	$1,318	$3,196
Share-based compensation expense	842	920	1,222
Depreciation and amortization	1,115	1,107	669
Non-recurring deal-related costs, net of tax	1,184	—	—

Adjusted EBITDA	$2,237	$3,345	$5,087

(h)	Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent after the acceptance of Shares in the Tender Offer, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Shareholders as described in the Information Statement, and is incorporated herein by reference.

(i)	Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K.

For additional information regarding the business and financial results of the Company, please see the following documents that have been filed by the Company with the SEC, each of which is incorporated herein by reference:

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2008;

•	the Company’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009; and

•	the Company’s Current Reports on Form 8-K filed with the SEC on May 7, 2009 and July 22, 2009, and on Form 8-K/A filed on July 23, 2009 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K or 8-K/A, including the related exhibits under Item 9.01).

(j)	Forward-Looking Statements.

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements”. These forward-looking statements include, among others, statements about Bankrate’s beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements, by their nature, are subject to risks and uncertainties. Bankrate’s actual future results may differ materially from those set forth in our forward-looking statements. Bankrate’s ability to achieve our objectives could be adversely affected by the factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC, as well as, among others: (1) macroeconomic condition and general industry conditions such as the competitive environment; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period.

(k)	Certain Litigation

Four lawsuits have been filed on behalf of a putative class of public shareholders of Bankrate against Bankrate, its directors and officers, Parent and Merger Sub. Three of the actions are pending in the Florida Circuit Court, Fifteenth Judicial Circuit, Palm Beach County, styled Pfeiffer v. Evans, et al. (2009-CA-025137-xxxx-MB-AO), Bloch v. Bankrate, Inc., et al. (2009-CA-025312-xxxx-MB-AO), and KBC Asset Management N.V. v. Bankrate, Inc., et al., (2009-CA-025313-xxxx-MB-AO). The fourth is pending in the United States District Court for the

Southern District of Florida: Novick v. Bankrate, Inc. et al. (09-81138-Civ.). Apax Partners LLP is named as a defendant in the KBC Asset Management and Novick actions. The complaints variously allege, among other things, that the defendants breached their fiduciary duties in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement by failing to ensure that shareholders would obtain fair and maximum consideration under the circumstances, and by failing to disclose material information in the public filings. The Pfeiffer complaint also alleges that Bankrate and Parent, the KBC Asset Management complaint alleges that Apax Partners LLP, Parent and Merger Sub, and the Novick complaint alleges that Apax and Merger Sub aided and abetted the breaches of duty. Certain of the complaints variously seek, among other things, certification of a class consisting of owners of Bankrate common stock excluding defendants and their affiliates, an order preliminarily and permanently enjoining the proposed transaction, accounting by the defendants to plaintiff for all damages allegedly caused by them and for all profits and any special benefits obtained as a result of their purported breaches of fiduciary duties, awarding plaintiff appropriate damages plus interest, rescission of the transaction if it is consummated, a judgment directing the individual defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained, and attorneys’ fees and expenses. On July 30, 2009, the plaintiff in the Bloch action filed an amended complaint, a motion for expedited proceedings, and a motion to consolidate the three actions pending in the Florida Circuit Court. On July 31, 2009, the plaintiff in the KBC Asset Management action filed an amended complaint, a motion for expedited proceedings, and a motion to consolidate the three actions pending in the Florida Circuit Court. On August 14, 2009, plaintiffs in the Pfeiffer, Bloch, and KBC Asset Management actions filed a motion for a preliminary injunction; on August 18, plaintiffs withdrew their motion.

The foregoing description does not purport to be complete with respect to the pending litigation and is qualified in its entirety by reference to Exhibits (a)(4), (a)(5), (a)(6), and (a)(7) which are incorporated herein by reference.

ITEM 9.  EXHIBITS.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated July 28, 2009 as amended by Amendment No. 3 (incorporated by reference to Exhibit(a)(1) of the Schedule TO filed by Merger Sub on August 21, 2009).
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit(a)(2) of the Schedule TO filed by Purchaser on July 28, 2009).*
(a)(3)	Press Release Announcing the Offer and the Merger, dated July 22, 2009 (incorporated by reference to the press release under cover of Schedule 14D-9 filed by the Company on July 22, 2009).*
(a)(4)	Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Pfeiffer v. Evans, et al., case No. 2009-CA-025137-xxxx-MB*
(a)(5)	Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned Bloch v. Bankrate, Inc., et al., case No. 2009-CA-025312-xxxx-MB*
(a)(6)	Amended Complaint filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, captioned KBC Asset Management N.V. v. Bankrate, Inc., et al., case No. 2009-CA-025313-xxxx-MB*
(a)(7)	Complaint filed in the United States District Court for the Southern District of Florida, captioned Novick v. Bankrate, Inc. et al., case No. 09-81138-Civ*
(c)(1)	Opinion of Allen & Company LLC, dated July 22, 2009 (incorporated by reference to Annex B attached to this Schedule 14D-9).*
(c)(2)	Presentation of Allen & Company LLC, dated July 22, 2009.*
(c)(3)	Opinion of Needham & Company, LLC, dated July 22, 2009 (incorporated by reference to Annex C to this Schedule 14D-9).*
(c)(4)	Presentation of Needham & Company, LLC, dated July 22, 2009.*
(c)(5)	Presentation of Allen & Company LLC, dated June 30, 2009*

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of July 22, 2009, among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 of the Form 8-K/A filed by the Company on July 23, 2009).*
(e)(2)	Equity Commitment Letter of Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., and Apax Europe VII-1, L.P. to BEN Holdings, Inc., dated as of July 22, 2009 (incorporated by reference to Exhibit 2.2 of the Form 8-K/A filed by the Company on July 23, 2009)*
(e)(3)	Equity Commitment Letter, of Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., and Apax Europe VII-1, L.P. to BEN Holdings, Inc. and Bankrate, Inc., dated as of July 22, 2009 (incorporated by reference to Exhibit 2.3 of the Form 8-K/A filed by the Company on July 23, 2009)*
(e)(4)	Limited Guarantee by BEN Holdings, Inc. in favor of Bankrate, dated as of July 22, 2009 (incorporated by reference to Exhibit 2.4 of the Form 8-K/A filed by the Company on July 23, 2009).*
(e)(5)	Exclusivity Agreement, dated as of June 30, 2009, by and between Bankrate, Inc. and Apax Partners, L.P.*
(e)(6)	Form of Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and each of Edward J. DiMaria, Daniel P. Hoogterp, Steven L. Horowitz, Michael Ricciardelli, Donaldson M. Ross and Bruce J. Zanca*
(e)(7)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and Thomas R. Evans*
(e)(8)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., Peter Christopher Morse and the other parties named therein*
(e)(9)	Non-Tender and Support Agreement, dated as of July 22, 2009, by and among BEN Holdings, Inc., BEN Merger Sub, Inc., and Robert P. O’Block*
(g)	Not applicable.

Annex A	Information Statement.**
Annex B	Opinion of Allen & Company LLC, dated July 22, 2009**
Annex C	Opinion of Needham & Company, LLC, dated July 22, 2009**

*	Previously Filed

**	Included with the statement mailed to the Shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bankrate, Inc.

By:	/s/ Edward J. DiMaria
Edward J. DiMaria
Senior Vice President
Chief Financial Officer

Dated: August 21, 2009

Annex A
Information Statement

BANKRATE, INC.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about July 28, 2009, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Shares”), of Bankrate, Inc., a Florida corporation (the “Company” or “we” or “us” or “our”). You are receiving this Information Statement in connection with the possible election of persons designated by BEN Holdings, Inc., a Delaware corporation (“Parent”), and BEN Merger Sub Inc., a Florida corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, to at least a majority of the seats on the Board of Directors of the Company (the “Board”).

On July 22, 2009, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub is required to commence a tender offer (the “Tender Offer”) to purchase all outstanding Shares for $28.50 per Share, net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Merger Sub’s Offer to Purchase dated July 28, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which have been mailed to the shareholders of the Company and are filed as Exhibit (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2009.

The Merger Agreement provides, among other things, that as soon as possible after consummation of the Tender Offer, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares owned by Parent, Merger Sub, the Company and its subsidiaries, and certain shares owned by certain of the Company’s officers and directors who have entered into Non-Tender and Support Agreements (“Support Agreements”) (as further described in the Offer to Purchase and the Schedule 14D-9) and Shares with respect to which dissenters rights are properly demanded and perfected) will be converted into the Offer Price. A copy of the Merger Agreement is filed as Exhibit 2.1 of the Form 8-K filed by the Company on July 22, 2009, and is incorporated herein by reference.

The Tender Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on July 28, 2009, and which is being mailed to shareholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

Pursuant to the Merger Agreement, the Merger Sub commenced the Tender Offer on July 28, 2009. The Tender Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 24, 2009, unless extended.

The information contained in this Information Statement concerning Parent, Merger Sub and their director designees has been furnished to the Company by Parent and Merger Sub and the Company assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the shareholders of the Company. Each Share has one vote. As of the close of business on August 19, 2009, there were 100,000,000 Shares authorized, of which 19,223,794 were outstanding (including restricted shares).

DIRECTORS DESIGNATED BY PARENT OR MERGER SUB

Right to Designate Directors

The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Parent or Merger Sub for, any Shares pursuant to the Tender Offer, and subject to applicable law, Parent or Merger Sub shall be entitled to designate such number of members of the Board, as rounded up to the next whole number, that constitutes at least a majority of the directors to the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this Section) and (ii) the percentage that the number of Shares purchased in the Tender Offer plus the number of Shares subject to Support Agreement bears to the total number of Shares outstanding. The Company will also, subject to applicable law, cause individuals designated by Merger Sub to constitute a majority of each committee of the Board.

Notwithstanding these board designation rights, the Company will use all reasonable efforts to ensure that at least three of the current independent members of the Board will remain on the Board until the completion of the Merger. The Merger Agreement also sets forth procedures for appointing replacements to fill vacancies among these independent directors. Following the election or appointment of Parent’s designees and until the Merger is consummated, the approval of a majority of these independent directors shall be required to authorize (and such authorization shall constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub and any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company or other action adversely affecting the rights of Shareholders to receive the Offer Price.

Parent and Merger Sub’s Designees

Parent has informed the Company that promptly following its payment for Shares pursuant to the Tender Offer, Merger Sub will exercise its rights under the Merger Agreement to obtain representation on the Board by requesting that the Company provide it with up to the maximum representation on the Board to which it is entitled under the Merger Agreement. Merger Sub has informed the Company that it will choose its designees to the Board from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Merger Sub, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Unless otherwise indicated, all designees of the Merger Sub to the Board have held the office and principal occupation identified below for not less than five years.

		Current Principal Occupation or Employment:
Name and Address	Age	Material Positions held During the Past Five Years

Harpreet Anand	36	Tax Manager of Apax Partners
		Harpreet Anand joined Apax Partners in November 2001 and transferred to New York in 2006, where he currently is the tax manager. Prior to joining Apax Partners in 2001, he spent several years at Ernst & Young in their International Tax Group.
Seth Brody	33	Operating Executive of Apax Partners
		Seth Brody joined Apax Partners in 2008 as an Operating Executive in the New York office. Prior to joining Apax Partners in 2008, Seth Brody was Executive Vice President and General Manager at RazorGator, Inc. in Los Angeles, and Group Vice President and General Manager for Business Operations at Orbitz Worldwide in Chicago. Prior to Orbitz Worldwide, he was Director of Marketing at Priceline.com, Inc.
Philipp Gusinde	38	Principal of Apax Partners
		Philipp Gusinde joined Apax Partners in July 2000 and transferred to New York in 2008, where he is currently working as a Principal. Prior to joining Apax Partners in 2000, he worked at Deutsche Bank in their German office.
Sean Fernandes	35	Principal of Apax Partners
		Sean Fernandes joined Apax Partners in 2008 as a Principal in the Financial & Business Services group in the New York office. From 2000 to 2008, Sean Fernandes was at Goldman, Sachs & Co. in their Financial Institutions Group and Principal Investment Area.
Christian Stahl	38	Partner of Apax Partners
		Christian Stahl joined Apax Partners in 1999 and transferred to New York in 2007, where he is currently working. Prior to joining Apax Partners in 1999, Christian Stahl worked at Bain & Company in their German and Boston offices.
		In addition, Director of Cengage Learning (previously Thomson Learning) since July 2007, Director of Tommy Hilfiger since May 2006, Director of Central European Media Enterprises (CME) since September 2006 and Director of Telcast Media Group.
Mitch Truwit	40	Partner of Apax Partners
		Mitch Truwit joined Apax Partners in 2006 as a partner in the New York office. Prior to joining Apax Partners in 2006, Mitch Truwit was President and Chief Executive Officer at Orbitz Worldwide in Chicago. Prior to joining Orbitz Worldwide, Mitch Truwit was the Chief Operating Officer at Priceline.com, Inc.
		In addition, Chairman of Maple Tree Holdings, Director of Hub International I N.S. Co., Director of Hub International II N.S. Co., Director of Hub International Parent Holdings, Inc., Director of Maple Tree Acquisition Corporation, Director of Maple Tree Holdings GP, LLC, Director of Hub International Limited, and Chair of the Audit Committee and Compensation Committee of Hub International Limited, in each case, since 2007.

Merger Sub has advised the Company that none of Merger Sub’s designees to the Board has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed for the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

Merger Sub has advised the Company that none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Merger Sub has advised the Company that, to the best of its knowledge, none of its designees or any of his or her immediate family members (i) has a familial relationship with any directors, other nominees or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its subsidiaries, in each case, that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Merger Sub’s designees will assume office as promptly as practicable following the purchase by Merger Sub of Shares pursuant to the Offer, which cannot be earlier than 12:00 midnight, New York City time on August 24, 2009, and that, upon assuming office, Merger Sub’s designees will constitute at least 50% of the Board. It is not currently known which of the current directors of the Company will resign, if any, although the Company has agreed to use its reasonable best efforts to ensure that all nonemployee members of the Board remain as directors. To the extent the Board will consist of persons who are not nominees of Merger Sub, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

BOARD OF DIRECTORS

The Board currently consists of six directors and is divided into three classes. One such class is elected every year for a term of three years or until the director’s prior death, disability, resignation or removal.

Information concerning current directors is set forth below.

Name	Position with the Company

Thomas R. Evans	Director, President and CEO
William C. Martin	Director(1)
Peter C. Morse	Chairman, Director
Robert P. O’Block	Director(1)
Richard J. Pinola	Director(1)
Randall E. Poliner	Director(1)

(1)	These directors are independent directors under the requirements set forth in the NASDAQ Market Place Rules.

Directors serving until Annual Meeting in 2010

Thomas R. Evans
Director, President and Chief Executive Officer

Mr. Evans, age 54, has served as a director since 2004, and was appointed President and Chief Executive Officer in June 2004. From August 1999 to August 2003, Mr. Evans served as Chairman and Chief Executive Officer of Official Payments Corp., specializing in processing consumer credit card payments for government taxes, fees and fines. From 1998 to 1999, Mr. Evans was President and Chief Executive Officer of GeoCities Inc., a community of personal Web sites on the Internet. From 1991 to 1998, Mr. Evans was President and Publisher of U.S. News & World Report. In addition to his duties at U.S. News & World Report , Mr. Evans served as President of The Atlantic Monthly (1996-1998) and as President and Publisher of Fast Company (1995-1998), a magazine launched in 1995. Mr. Evans received a Bachelor of Science degree in business administration from Arizona State University. Mr. Evans is also a director of Navisite, Inc. and Future Fuel Corp.

Richard J. Pinola
Director

Mr. Pinola, age 63, has served as a director since 2004. Mr. Pinola has served as a principal of GPS Investment Group since July 2008. Mr. Pinola served as principal of Eric M. Golshalk & Co. from February 2005 through June 2008. From July 1992 until his retirement in February 2005, Mr. Pinola was President and Chief Executive Officer

of Right Management Consultants, a career transition and organizational consulting firm and a wholly-owned subsidiary of Manpower Inc. Mr. Pinola also serves as a director of K-Tron International, Nobel Learning Communities, Inc., Kenexa, Inc., and three real estate investment trusts-Corporate Property Associates 15 Inc., Corporate Property Associates 16 Inc., and Corporate Property Associates 17-Global Inc. In addition, he serves on the Board of Trustees of King’s College in Wilkes-Barre, Pennsylvania. Mr. Pinola received a Bachelor of Science degree in accounting from King’s College.

Directors serving until Annual Meeting in 2011

Peter C. Morse
Chairman, Director

Mr. Morse, age 62, has been a director since 1993, and served as our Chief Executive Officer from 1993 until 1997. Mr. Morse served as our Chairman from 1997 until 1999, and since 2002. Since 1982, Mr. Morse has also served as president of Morse Partners, Ltd., a private equity firm that acquires operating companies and provides expansion capital, and is also a general partner of Permit Capital. From 1986 to 1990, Mr. Morse was chairman of FAO Schwarz, the national chain of children’s gift stores. Mr. Morse currently serves on the Board of Trustees of Children’s Hospital of Philadelphia and is Chairman of the Investment Committee. Mr. Morse is also a member of the Board of Governors of Boys and Girls Clubs of America, the Board of Directors of Georgetown University, the Board of Trustees of the J.M. Foundation, and the Board of Trustees of Gesu School. Mr. Morse holds a B.S.B.A. from Georgetown University and an M.B.A. from Columbia University Graduate School of Business.

William C. Martin
Director

Mr. Martin, age 31, has served as a director since 2000. He is the Chairman and Chief Investment Officer of Raging Capital Management, LLC, a private investment partnership. He is also the co-founder and principal of Indie Research LLC and InsiderScore LLC, providers of proprietary investment and research tools for individual and institutional investors. In 1998, Mr. Martin co-founded Raging Bull, an online financial media company.

Directors serving until Annual Meeting in 2012

Robert P. O’Block
Director

Mr. O’Block, age 66, has served as a director since 1999. Mr. O’Block held senior positions with McKinsey & Company, Inc. for 30 years until his retirement in 1998, serving as a consultant to a wide variety of business, nonprofit and public sector organizations in the United States, Europe and the Far East. As a Director of McKinsey & Company, Mr. O’Block led studies in financial restructuring; corporate, business unit and product strategy; manufacturing operations; and organization. He started his career as a member of the faculty of Harvard University, where he performed research and taught courses in the areas of production and operations management, business economics and real estate. Mr. O’Block is currently a general partner of Freeport Center, a real estate and distribution complex in Utah. He is the current Vice Chairman of the Boston Symphony Orchestra Board of Trustees and is also a Trustee Emeritus of the U.S. Ski and Snowboard Team Foundation. Mr. O’Block received a bachelor’s degree in mechanical engineering from Purdue University and an M.B.A. from Harvard Business School.

Randall E. Poliner
Director

Mr. Poliner, age 53, has served as a director since 1998. Since 1993, Mr. Poliner has served as President of Antares Capital Corporation, a private venture capital firm investing equity capital in expansion stage companies and management led buy-out opportunities. Mr. Poliner holds a Bachelor of Electrical Engineering from the Georgia Institute of Technology, an M.S. from Carnegie-Mellon University and an M.B.A. from Harvard Business School.

EXECUTIVE OFFICERS

The names, ages, and current positions of our executive officers as of the record date are listed in the table below. Executive officers are elected annually by the Board at its meeting following the Annual Meeting of Shareholders to serve for a one-year term and until their successors are elected and qualified. There are no family relationships among the executive officers nor is there any agreement or understanding between any officer and any other person pursuant to which the officer was elected. Mr. Evans serves as a director and an executive officer. For information pertaining to Mr. Evans’s business experience, see “Election of Directors.”

Name	Age	Position

Thomas R. Evans	54	President, Chief Executive Officer and Director
Robert J. DeFranco	52	Senior Vice President-Finance
Edward J. DiMaria	43	Senior Vice President-Chief Financial Officer
Daniel P. Hoogterp	49	Senior Vice President-Chief Technology Officer
Steven L. Horowitz	37	Senior Vice President-General Manager of Online Properties
Michael Ricciardelli	37	Senior Vice President-Business Development & Consumer Marketing
Donaldson M. Ross	45	Senior Vice President-Chief Revenue Officer
Bruce J. Zanca	48	Senior Vice President-Chief Communications/Marketing Office

Robert J. DeFranco
Senior Vice President — Finance

Mr. DeFranco has served as our Senior Vice President — Finance since April 2006. Prior to that, he served as our Senior Vice President and Chief Financial Officer since September 2000, and as Vice President-Finance and Chief Accounting Officer from March 1999. From 1986 to 1999, he held various positions in corporate accounting and finance for companies including Ocwen Financial Corporation (as Director of Finance from January 1998 through March 1999), SunTrust Banks, Inc. (as Vice President-Financial Reporting from February 1995 through December 1997), Ryder System, Inc. and Southeast Banking Corporation. From 1978 to 1986, he was a member of the commercial audit division of Arthur Andersen & Co., Miami, Florida. Mr. DeFranco is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. DeFranco received a Bachelor of Science degree with a major in Accounting from Florida State University in 1978.

Edward J. DiMaria
Senior Vice President — Chief Financial Officer

Mr. DiMaria has served as our Senior Vice President and Chief Financial Officer since April 2006. From February 2006 until April 2006, he served as our consultant, assisting us with our finance and accounting functions. Prior to that, Mr. DiMaria was an independent consultant for various clients on numerous matters, including private equity transactions, mergers and acquisitions, and other corporate finance projects. From August 2000 to August 2002, Mr. DiMaria was the Chief Financial Officer of Official Payments Corporation. From August 1994 to August 2000, Mr. DiMaria was employed by Best Friends Pet Care, Inc., where his final position was Executive Vice President and Chief Financial Officer. Mr. DiMaria has also held finance and accounting positions with Business Express, Inc., Advanced Network & Services, Inc., and was a member of the commercial audit division of KPMG LLP. Mr. DiMaria is a Certified Public Accountant in the State of New York and received his Bachelor of Business Administration degree with a major in Public Accounting from Pace University in New York.

Daniel P. Hoogterp
Senior Vice President — Chief Technology Officer

Mr. Hoogterp has served as our Senior Vice President and Chief Technology Officer since May 2005. From November 2002 until May 2005, he served as Chief Executive Officer of TQuist, LLC, a technology consulting company. From February 2001 to September 2002, Mr. Hoogterp served as Executive Vice President and Chief Technology Officer of Enamics, Inc., a company specializing in business technology management. From July 1999 to February 2001, he served as Senior Vice President and Chief Technology Officer of Sagemaker, Inc., a provider of enterprise information portals. From March 1991 to July 1999, he served as Chief Executive Officer of Retrieval Technologies, Inc. Mr. Hoogterp received a Post-Graduate Certificate in Business from Heriott-Watt University’s Edinburgh Business School in Scotland in 2004.

Steven L. Horowitz
Senior Vice President — General Manager

Mr. Horowitz has served as Senior Vice President — General Manager of Online Properties since May 2007. Mr. Horowitz joined us as our Vice President and Publisher in October 2004. From 2002 to 2004, Mr. Horowitz served in various positions at America Online (Time Warner), most recently as Vice President eCommerce Classifieds. From 1998 to 2002, he held Director and Senior Manager positions with Yahoo! and GeoCities, Inc. specializing in business and sales strategy for classifieds and local properties. Additionally, Mr. Horowitz served as Associate Director of Internet Marketing for BMG Music Club at BMG Direct, Bertelsmann (1998), Director of Internet Venues at a start-up entertainment Web site (1996 to 1997) and Online Publicist for Turner Entertainment Group at Turner Broadcasting Systems, Inc. (1995 to 1996). Mr. Horowitz received a Bachelor of Arts degree with a major in English from the State University of New York at Oswego in 1993.

Michael Ricciardelli
Senior Vice President — Business Development & Consumer Marketing

Mr. Ricciardelli has served as Senior Vice President — Business Development & Consumer Marketing since May 2007 having joined Bankrate in September 2006. Prior to joining Bankrate, he was Vice President — Marketing & Media Sales at Apartments.com/Classified Ventures where he managed all marketing functions and online advertising sales efforts. From 1999 to 2003, he was Co-Founder & Vice President of Strategic Development for Insurance.com — venture funded by Fidelity Capital and sold in 2003 to Comparison Market. Earlier in his career, Mr. Ricciardelli also held positions in strategy consulting and business development at Fidelity Investments, and financial analysis at Salomon Brothers.

Donaldson M. Ross
Senior Vice President — Chief Revenue Officer

Mr. Ross has served as our Senior Vice President — Chief Revenue Officer since September 2006. From June 2001 until September 2006, Mr. Ross was Senior Vice President-Sales & Marketing for Harris Connect, a leader in affinity marketing for the directory, Internet and data services business in the education and association market place. From 2000 to 2001, he held an executive management position at zUniversity.com. From 1989 to 1998, Mr. Ross held various positions in media sales and sales management at U.S. News & World Report, where he rose to the position of Vice President of Advertising Sales. Mr. Ross received his Bachelor of Arts degree from Denison University and his Masters in Advertising and Marketing from Michigan State University.

Bruce J. Zanca
Senior Vice President — Chief Communications/Marketing Officer

Mr. Zanca has served as our Senior Vice President — Chief Communications/Marketing Officer since July 2004. From January 2002 to June 2004, Mr. Zanca owned and operated a communications and marketing consulting practice. From September 1999 to December 2001, Mr. Zanca was Senior Vice President of Communications and Administration at Official Payments Corp., specializing in processing consumer credit card payments for government taxes, fees and fines. From August 1998 to June 1999 he served as Vice President — Corporate Communications at GeoCities, Inc., a community of personal Web sites on the Internet. From 1995 to 1998, Mr. Zanca was Vice President of Corporate Communications at U.S. News & World Report Magazine Group. From 1981 to 1992, Mr. Zanca was a press aide in the Reagan and Bush administrations. During the first Bush administration he was a White House Spokesman and deputy to Marlin Fitzwater.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the amount and percent of shares of Common Stock that as of July 23, 2009, are deemed under the rules of the Securities and Exchange Commission to be “beneficially owned” by each member of the Board, by each nominee for election to the Board, by each of our executive officers named in the Summary Compensation Table below, by all of our directors and executive officers as a group, and by any person or “group” (as that term is used in the Securities Exchange Act of 1934, as amended (“Exchange Act”)) known to us to be a “beneficial owner” of more than 5% of the outstanding shares of Common Stock as of that date. The information concerning the beneficial ownership of our directors and officers is based solely on information provided by those individuals. Unless otherwise stated, the beneficial owner has sole voting and investment power over the listed Common Stock or shares such power with his or her spouse.

	Common Stock
	Beneficially Owned(1)
	Number of Shares	Percentage
Name of Beneficial Owner	of Common Stock	of Class

Peter C. Morse(2)	4,029,375	21.3%
Wells Fargo & Company(3)	2,192,687	11.6%
Waddell & Reed Financial, Inc.(4)	1,905,567	10.1%
Baron Capital Group, Inc.(5)	1,551,217	8.2%
Philippe Laffont(6)	1,067,642	5.7%
Warburg Pincus & Co.(7)	1,026,300	5.4%
T. Rowe Price Associates, Inc.(8)	1,006,700	5.3%
Thomas R. Evans	880,000	4.5%
Robert P. O’Block	382,074	2.0%
Randall E. Poliner	375,456	2.0%
Edward J. DiMaria	119,335	*
Bruce J. Zanca	114,423	*
Donaldson M. Ross	113,544	*
William C. Martin	60,850	*
Steven L. Horowitz	49,955	*
Michael Ricciardell	34,635	*
Daniel P. Hoogterp	32,332	*
Richard J. Pinola	25,000	*
All current executive officers and directors as a group (14 persons)	6,216,979	30.4%

*	Less than 1% of the outstanding Common Stock

(1)	For purposes of calculating the percentage beneficially owned, the number of shares of Common Stock deemed outstanding includes (i) 19,148,003 shares outstanding (including restricted shares) as of July 23, 2009; and (ii) shares issuable by us pursuant to options held by the respective persons which may be exercised within 60 days following July 23, 2009. The shares issuable pursuant to options are considered to be outstanding and beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The shares issuable by us pursuant to options exercisable within 60 days include: Mr. Morse, 75,000 shares; Mr. Evans, 880,000 shares; Mr. O’Block 75,000 shares; Mr. Poliner, 75,000 shares; Mr. DiMaria, 108,125 shares; Mr. Ross, 104,687 shares; Mr. Martin, 52,500 shares; Mr. Horowitz, 43,697 shares; Mr. Hoogterp, 25,000 shares; Mr. Ricciardelli, 27,500 and Mr. Pinola, 20,000 shares.

(2)	The address of Mr. Morse is 11760 US Highway One Suite 200, North Palm Beach, FL 33408. Certain of these shares are held by annuity and retained trusts.

(3)	Based solely on Schedule 13G filed with the SEC on January 10, 2009, Wells Fargo & Company (“Wells Fargo”) reported that it is the beneficial owner of 2,192,687 shares, including sole voting power of

2,079,897 shares, sole dispositive power of 2,184,931 shares, and shared dispositive power of 256 shares, as a result of being the parent holding company of subsidiaries acting as investment advisers to various investment companies classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E) and banking subsidiaries. Evergreen Investment Management Co., a wholly owned subsidiary of Wells Fargo and a company classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E), is the beneficial owner of 1,610,690 shares, including sole voting power of 1,605,680 shares and sole dispositive power of 1,610,690 shares. The address of Wells Fargo is 420 Montgomery Street, San Francisco, CA 94163.

(4)	Based solely on a Schedule 13G/A filed with the SEC on April 7, 2009, Waddell & Reed Financial, Inc. (“WDR”) Waddell & Reed Financial Services, Inc., a parent holding company (WRFSI”), Ivy Investment Management Company, an investment advisor (“IICO”), Waddell & Reed, Inc., a broker-dealer and underwriter (“WRI”), and Waddell & Reed Investment Management Company, an investment advisor (“WRIMCO”), (i) WDR reported that it had sole voting and dispositive power of 1,905,567 shares; (ii) WRFSI reported that it had sole voting and dispositive power of 1,601,588 shares; (iii) IICO reported that it had sole voting and dispositive power of 303,979 shares; (iv) WRI reported that it had sole voting and dispositive power of 1,601,588 shares; and WRIMCO reported that it had sole voting and dispositive power of 1,601,588 shares. The address for WDR is 6300 Lamar Avenue, Overland Park, KS 66202.

(5)	Based solely on a Schedule 13G filed with the SEC on February 13, 2009, Baron Capital Group, Inc. (“BCG”), BAMCO, Inc. (“Bamco”), an investment advisor, Bamco Capital Management, Inc. (“BCM”), an investment advisor, and Ronald Baron, Chairman and CEO of BCG, Bamco, and BCM, (i) BCG reported that it had shared voting power of 1,282,367 shares and shared dispositive power of 1,551,217 shares; Bamco reported that it had shared voting power of 1,254,500 shares and shared dispositive power of 1,521,350 shares; (iii) BCM reported that it had shared voting power of 27,867 shares and shared dispositive power of 29,867 shares; and (iv) Mr. Baron reported that he had shared voting power of 1,282,367 shares and shared dispositive power of 1,551,217 shares. BCG and Mr. Baron disclaimed beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than BCG and Mr. Baron. Bamco and BCM disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than Bamco, BCM, and their affiliates. The address of BCG is 767 Fifth Avenue, New York, NY 10153.

(6)	Based solely on a Schedule 13G/A filed with the SEC on February 13, 2009, Philippe Laffont reported that he, as the investment manager and general partner of two private investment funds, was the beneficial owner of 1,067,642 shares, as a result of acting as an investment adviser. Mr. Laffont reported that he had sole voting power of 1,067,642 shares and sole dispositive power of 1,067,642 shares. Mr. Laffont disclaimed beneficial ownership in the shares reported except to the extent of his pecuniary interest. The address for Mr. Laffont is c/o Coatue Management, LLC, 126 East 56th Street, New York, NY 10022.

(7)	Based solely on a Schedule 13D filed with the SEC on March 26, 2009, Warburg Pincus Private Equity, L.P. (“WP X”), Warburg Pincus X Partners, L.P. (“WPP X” and together with WPX, the “Funds”), Warburg Pincus X, L.P., the sole general partner of the Funds (“WP X LP”), Warburg Pincus X LLC, the sole general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, the sole member of WP X LLC (“WPP LLC”), Warburg Pincus LLC, a company that manages each of the Funds (“WP LLC”), and Warburg Pincus & Co, managing member of WPP LLC (“WP”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a general partner of WP and co-president and managing member of WP LLC, collectively the “Reporting Persons” report that they had shared voting and dispositive power of 1,026,300 shares. Messrs. Kaye and Landy disclaim beneficial ownership of the shares held by the Funds. The address of the Reporting Persons is c/o Warburg Pincus, 466 Lexington Avenue, New York, New York, 10017.

(8)	Based solely on a Schedule 13G/A filed with the SEC on February 13, 2009, T. Rowe Price Associates, Inc. (“T. Rowe”) reported that it was the beneficial owner of 1,006,700 shares, as a result of acting as an investment adviser. T. Rowe, a registered investment adviser, reported that it had sole voting power over 88,500 shares and sole dispositive power over 1,006,700 shares. These securities are owned by various individual and institutional investors to which T. Rowe serves as investment advisor with power to direct investment and/or sole power to vote securities. The address for T. Rowe is 100 E. Pratt Street, Baltimore, MD 21202.

CORPORATE GOVERNANCE

Board of Directors Meetings and Committees

During 2008, the Board held seven meetings. Each incumbent director attended at least 75% of the aggregate number of meetings of the Board and committees of the Board on which he served.

The Board affirmatively determined that a majority of our directors are independent directors under the NASDAQ Global Select Market listing requirements. There were no transactions, relationships, or arrangements not otherwise disclosed in this Proxy Statement that were considered by the Board in determining the independence of any of the directors deemed to be independent under the NASDAQ Global Select Market listing requirements. Our independent directors include Messrs. Martin, Pinola, O’Block and Mr. Poliner.

Our independent directors have established a policy to meet separately from the other directors in regularly scheduled executive sessions at least twice annually, and at such other times as may be deemed appropriate by our independent directors. Any independent director may call an executive session of independent directors at any time. In 2008, the independent directors met in an executive session four times.

The Board has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating Committee. The Audit Committee and the Nominating Committee have written charters, which are published on the Investor Relations section of our web site at www.bankrate.com. The Compensation Committee does not have a written charter. The Board has determined that all members of the Audit, Compensation, and Nominating Committees are independent as that term is defined in Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

The Audit Committee are Messrs. Pinola (Chairman), O’Block, and Poliner. The Board has determined that each Audit Committee member meets the NASDAQ Global Select Market listing standards’ financial knowledge requirements. In addition, the Board determined that Messrs. Pinola and Poliner each qualifies as an “audit committee financial expert” as defined by the Securities and Exchange Commission. The Audit Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by us to governmental bodies or the public; our systems of internal controls regarding finance, accounting, legal compliance and ethics established by management and the Board; and our accounting and financial reporting process. The Audit Committee encourages continuous improvement of, and fosters adherence to, our policies, procedures and practices at all levels. In 2008, the Audit Committee met eight times.

The members of the Compensation Committee are Messrs. O’Block (Chairman) and Poliner, both of whom are independent directors within the meaning of applicable NASDAQ Global Select Market listing standards. Mr. O’Block replaced Mr. Poliner as Chairman in 2008. Our Board has vested authority in our Compensation Committee to review, evaluate and approve the compensation and benefits of all of our officers at the Senior Vice-President level and above, and to review and recommend to our Board general policy matters relating to compensation and benefits of our employees. Our Board has also delegated the authority to administer our stock option plans to the Compensation Committee, which may further delegate such responsibility to the extent permitted by law. In 2008, the Compensation Committee met 14 times.

The members of the Nominating Committee are Mssrs. O’Block (Chairman) and Poliner, both of whom are independent directors within the meaning of applicable NASDAQ Global Select Market listing standards. Our Board has vested authority in our Nominating Committee to develop and review background information for candidates for the Board, including candidates recommended by shareholders, and make recommendations to the Board about these candidates; evaluate the performance of current Board members proposed for reelection; recommend to the Board for approval a slate of nominees for election to the Board; and develop plans for our managerial succession. Although the Nominating Committee charter requires a minimum of two meetings each year, because the Nominating Committee was established in mid-2008, the Nominating Committee met only one time during the year.

Nomination of Directors

The Nominating Committee annually reviews and makes recommendations to the full Board regarding the composition and size of the Board so that the Board consists of members with the proper expertise, skills, attributes, and personal and professional backgrounds needed by the Board, consistent with applicable NASDAQ and regulatory requirements.

Our Nominating Committee will identify nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Nominating Committee decides not to re-nominate a member for re-election, the Nominating Committee then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Board are polled for suggestions as to individuals meeting the criteria described above. The Nominating Committee may also engage in research to identify qualified individuals. In 2009, the Nominating Committee engaged a third party expert to assist in identifying and evaluating potential nominees. In evaluating a director nominee, the Nominating Committee considers the following factors:

•	the appropriate size of our Board;

•	our needs with respect to the particular talents and experience of our directors;

•	the nominee’s knowledge, skills and experience, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

•	whether the nominee is independent, as that term is defined under NASDAQ Global Select Market listing standards;

•	the familiarity of the nominee with our industry;

•	the nominee’s experience in political affairs;

•	the nominee’s experience with accounting rules and practices; and

•	the desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members.

Our goal is to assemble a Board that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Nominating Committee will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Nominating Committee may also consider such other factors as it may deem in our best interests and the best interest of our shareholders. We also believe it is appropriate for certain key members of our management to participate as members of the Board.

To propose a nominee, a shareholder should send the candidate’s name, credentials, contact information, and his or her consent to be considered as a candidate to Edward J. DiMaria, our Senior Vice President-Chief Financial Officer. The proposing shareholder should also include his or her contact information and a statement of his or her share ownership (how many shares owned and for how long).

Shareholder Communications with the Board of Directors

Every effort is made to ensure that the Board or individual directors, as applicable, hear the views of shareholders and that appropriate responses are provided to shareholders in a timely manner. Any matter intended for the Board, or for any individual member or members of the Board, should be directed to Edward J. DiMaria, our Senior Vice President-Chief Financial Officer, with a request to forward the matter to the intended recipient. All such communications will be forwarded unopened.

Director Attendance at Annual Meeting of Shareholders

We encourage all incumbent directors, as well as all nominees for election as director, to attend the Annual Meeting of Shareholders. All of our incumbent directors attended our Annual Meeting in June 2008.

Codes of Conduct and Ethics

We have adopted the Bankrate, Inc. Code of Business Conduct applicable to all officers, directors and employees, and the Bankrate, Inc. Finance Code of Professional Conduct, applicable to our Chief Executive Officer, Chief Financial Officer, Controller and other finance organization employees. Both the Code of Conduct and the Finance Code of Ethics are publicly available on our web site at http://www.bankrate.com.

Review and Approval of Transactions with Related Persons

The Audit Committee of the Board, pursuant to its written charter, is charged with the responsibility of reviewing and approving any related person transactions, including those required to be disclosed as a “related person” transaction under applicable federal securities laws. On an annual basis, each director and executive officer is required to complete a questionnaire that requires disclosure of any transactions the director or executive officer, or their immediate family members or associates, may have with us in which the director or executive officer, or their immediate family members or associates, has a direct or indirect material interest. The Audit Committee considers the responses in the questionnaires and other information regarding potential relationships between us and the directors and executive officers. No transaction requiring disclosure under applicable federal securities laws occurred during fiscal year 2008 that was submitted to the Audit Committee for approval as a “related person” transaction.

Compensation Committee Interlocks and Insider Participation

The following non-employee directors were the members of the Compensation Committee of the Board during 2008: Robert O’Block (Chairman) and Randall E. Poliner. None of the members of the Compensation Committee is an executive officer of a public company of which a Bankrate executive officer is a director.

Retention Policy

We have established a policy for our executive officers regarding the retention of shares purchased upon exercise of any new stock option grants or received upon the vesting of any new restricted stock or earn-out performance shares. Each executive officer is required to retain at least 25% of any shares remaining after payment of the option exercise price and taxes owed at the exercise of options, vesting of restricted stock, or earn-out performance shares, up to the maximum value of 100% of the executive officer’s base salary described above.

EXECUTIVE COMPENSATION

Compensation Committee Process and Procedures

Scope of Authority

The Compensation Committee, which is currently comprised of Messrs. O’Block (Chairman) and Poliner, has strategic and administrative responsibility for a broad range of issues, including reviewing, authorizing, and approving compensation to be paid to our executive officers and directors. During 2008, Mr. O’Block replaced Mr. Poliner as Chairman of the Compensation Committee. Since 2008, the Nominating Committee recommends to the Board those persons who should serve on the Compensation Committee. The Board makes the ultimate appointments. The Board has determined that each member of the Compensation Committee is an independent director.

The Compensation Committee’s policy is to review executive compensation, including incentive goals, at least annually. The Compensation Committee also periodically reviews benefits and perquisites, reviews and provides oversight of our compensation philosophy, and serves as the administrative committee for our equity-based plans.

Delegation of Authority

Generally, the Compensation Committee does not delegate its responsibilities to members of our management.

None of the members of the Compensation Committee is an executive officer of a public company of which one of our executive officers is a director.

Independent Consultants

To assist the Compensation Committee in the design of effective compensation programs, policies and practices, including developing a mix of cash and equity compensation and annual and long-term compensation that promotes our compensation objectives and that is competitive in the marketplace, the Compensation Committee retains a compensation consultant from time to time. In 2008, the Compensation Committee did not engage any independent consultants.

Management’s Role

The Compensation Committee meets regularly, at least five times throughout the year, and agendas for the meetings are typically established with input from the Committee’s Chairman, our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”). The Compensation Committee may invite members of our management to attend its meetings, and at times, our CEO, CFO, or both, attended portions of the meetings of the Compensation Committee during 2008. The Compensation Committee on occasion meets with the management to obtain recommendations with respect to compensation programs for our executives and other employees. In addition, Mr. Evans is closely involved in assessing the performance of our executive officers (other than himself) and making recommendations to the Compensation Committee regarding base salary, bonus targets, performance measures, and equity compensation for these executive officers. Mr. Evans, however, is not present during voting or deliberations with respect to his own compensation.

The Compensation Committee conducts meetings regularly to consider, discuss and evaluate issues without the presence of any of our executive officers. Recommendations from management are considered by the Compensation Committee in setting compensation; however, the Compensation Committee independently develops and sets each of our executive officer’s compensation package and our overall compensation philosophy.

Compensation Discussion and Analysis

Overview and Objectives

Our Board has delegated to its Compensation Committee overall responsibility for establishing the compensation programs for all executive officers, including our named executive officers. In this capacity, the Compensation Committee establishes, reviews and recommends to the Board compensation policy, approves compensation levels and performance goals, and evaluates executive officer performance against those objectives. Although this discussion and analysis refers principally to compensation for our named executive officers, the same compensation principles and practices generally apply to all of our executive officers.

The primary objective of our compensation program is the same objective that we have for our overall operations: to create long-term value for our shareholders. The Compensation Committee is responsible for establishing, reviewing and evaluating our compensation plans, policies and programs and for approving the total compensation package awarded to each of our executive officers, including the CEO. The Compensation Committee works directly with the CEO to ensure the compensation objectives are aligned with our mission and overall objectives and to provide a decision-making framework for use in formulating recommendations for each executive officer’s compensation.

The Compensation Committee’s overall objective is to establish a compensation policy that will (1) align the interests of executive officers with those of our long-term shareholders; (2) attract, retain and provide incentives to highly-qualified executive officers who drive our performance and help us achieve our business objectives; and (3) motivate executive officers to consistently deliver outstanding performance. In addition, our compensation program is intended to reward individual performance in a way that emphasizes strategic thinking necessary to create long-term value while balancing rewards for short-term increases in operating results. We compensate executive officers with a combination of salary and incentives designed to focus their efforts on maximizing both our near-term and long-term financial performance.

The Compensation Committee takes measure of the competitive market for senior executive officers by reviewing market compensation levels provided by comparable companies, although it does not benchmark compensation paid to our executive officers to specified levels of compensation paid to executive officers at the comparable companies. In 2007, a group of companies with a similar growth rate, performance, industry, competitive employment markets, track record, market positions and other factors was identified by the Compensation Committee. This and other market data are useful informational tools, which provides the Compensation Committee with a range of compensation paid in the market and various compensation package design alternatives in the market. Compensation levels are determined from an assortment of factors with competitive information being one of the factors considered. However, typically the most heavily weighted factor centers on our performance, which the Compensation Committee believes most closely aligns the interests of management and shareholders.

Our executive compensation packages are comprised primarily of base salary, incentive cash bonus program, and long-term equity incentive awards. The Compensation Committee believes that each element of the total compensation program serves an important function in achieving the overall objectives of our compensation program. The Compensation Committee strives to pay a base salary that is competitive within our industry to attract and retain top-level talent in a highly competitive market. The year-end cash bonuses that are paid under our incentive cash bonus program are designed to provide executive officers with strong incentive to achieve individual and Company financial and operational goals, all of which are intended to drive year over year growth in key performance metrics. Finally, the long-term equity awards granted to executive officers are designed to closely align the executive officers’ interests with those of our shareholders. In general, the Compensation Committee has emphasized long-term equity awards to align key executive officers’ interests with shareholder interests in the creation of wealth and incentive cash bonuses to drive near term and annual performance. On average, it is intended that our senior executive officers earn a significant portion of their annual cash and equity compensation from sources that are “at risk” year to year based on the results of operations. Each executive officer’s compensation package is designed to provide an appropriately weighted mix of these elements, which cumulatively provide a competitive level of compensation that motivates and provides incentives to executive officers to achieve objectives that are beneficial to our shareholders, to us, and to our management.

When setting compensation, the Compensation Committee sets an “overall” compensation target for each named executive officer. Each specific element of compensation is then set such that the overall compensation target is met while also maintaining our compensation philosophy that a significant portion of compensation is “at risk.”

Compensation Elements

Base Salary.  Base salary levels for each of our executive officers, including the CEO, are generally set within a range of base salaries that the Compensation Committee believes are competitive and appropriate given our overall financial, operational, and strategic objectives and the qualifications and experience of the individual required for the job. In addition, the Compensation Committee will generally review our past financial performance and future expectations, as well as the performance of the executive officers and changes in the executive officers’ responsibilities. The annual base salary we have agreed to pay each executive is specified in his or her employment agreement with us, subject to adjustment by the Committee. Base salary is reviewed on an annual basis and decisions regarding base salary increases take into account the executive officer’s current base salary, the competitive marketplace, retention and other factors as described above. Our CEO is responsible for assessing the contributions and performance of each executive officer and reviewing his assessment with the Compensation Committee. The Compensation Committee reviews and assesses the performance of our CEO and also considers the recommendations the CEO provides regarding other executive officers. The Compensation Committee makes the final decision on all executive pay.

Incentive Cash Bonus.  Our executive officers are hired to lead and grow our organization and as such we believe that a significant portion of our executive officer’s compensation should be tied to our overall performance. We maintain an incentive cash bonus program, which emphasizes pay-for-performance by providing our executive officers with the opportunity to receive bonuses only if we achieve or exceed certain corporate performance objectives.

Objective annual performance metrics and goals are established at the beginning of each fiscal year by the CEO in consultation with each executive officer and approved by the Board. Based on these performance objectives and the business plan and budget approved by the Board, the Compensation Committee establishes threshold minimum, target, and maximum financial performance goals, generally based on a factor of sustained growth in earnings before interest, taxes, depreciation, amortization and stock compensation expense, balanced for risk, for the purposes of paying incentive bonuses. For awards to be payable under the program, a minimum financial performance threshold must be achieved and higher amounts are payable if we meet or exceed the established target. The Compensation Committee determines incentive bonus financial performance goals taking into account various factors, including management’s assessment of the probability of achieving higher levels of financial performance within the fiscal year. We believe that disclosing these financial performance targets would cause us substantial competitive harm. Thus, we have elected, in accordance with SEC guidance, not to disclose the specific financial performance targets or 2009 results as this financial data is not publicly disclosed and might provide competitive insights that could harm our business. Management and the Compensation Committee, however, did deem these financial performance targets as relatively difficult to achieve and our financial performance as very strong. Once these targets are set by the Compensation Committee, the Compensation Committee retains the discretion to adjust the targets to adjust for extraordinary corporate events such as an acquisition. In 2008, we adjusted the targets upwards as a result of the InsureMe acquisition in February 2008.

Amounts payable to each individual executive officer upon achievement of the incentive bonus financial performance goals are established based on the scope of the executive officer’s responsibilities, the executive officer’s continued dedication and service to us, and other competitive data compiled and reviewed by the Compensation Committee. Target bonus opportunities are established for our named executive officers in their employment agreements and by the Compensation Committee. The target bonus opportunities established in the employment agreements range from $110,000 to $250,000. In certain limited circumstances, the Compensation Committee may also pay a discretionary bonus to an executive officer for extraordinary individual achievement, service or dedication to us. Discretionary bonuses are evaluated and awarded by the Compensation Committee on a case by case basis and are heavily influenced by the circumstances giving rise to the award. Certain discretionary bonuses were paid in 2008; however, none of the executive officers were paid amounts in excess of their target bonus amounts.

Equity Incentive Awards.  We use equity incentive awards to provide a stock-based incentive to improve our financial performance and to assist in the recruitment, retention and motivation of professional, managerial and other personnel. Equity incentive awards are also designed to align the interests of our executive officers with those of our shareholders by encouraging executive officers to enhance our value, the price of the Common Stock, and hence, the shareholders’ return over the long term. Historically, the Compensation Committee has used stock options to recognize these goals, but in 2007 the Compensation Committee also granted restricted stock awards.

The Compensation Committee has elected to grant a mix of options and restricted stock because each type of award serves a somewhat different purpose. With stock options, executives can realize value from increases in our stock price, thus aligning their interests with shareholder interests. Furthermore, if the stock price does increase, vesting over a three-year period helps to retain executives. On the other hand, if our stock price does not rise, then the options provide no value to executives. By contrast, while restricted stock’s value does depend on our stock price, time-vested restricted stock have some value regardless of whether our stock price increases or decreases. As a result, restricted stock helps retain executives during the three-year vesting schedule, regardless of whether our stock price increases or decreases. Restricted stock also has the benefit of causing less shareholder dilution than stock options and the compensation expense for both are roughly equivalent. Thus, while both types of awards link our executives’ pay to shareholder value, options are a particularly effective way to put significant value at risk in relation to increases in shareholder value, while restricted stock is particularly effective as a retention and ownership tool.

Stock Options

Generally, stock options are granted to executive officers from time to time based primarily upon the individual’s actual and potential contributions to us and our financial performance over the long term. The Compensation Committee approves stock option grants. Generally, options are awarded on the date of hire, however, the Compensation Committee retains discretion to award additional stock options to executive officers and other key employees at other times, including to reward exceptional performance, for retention purposes, upon accepting an expanded role and increased responsibility with us, or for other circumstances as recommended by the CEO or Compensation Committee. The performance of our executive officers is reviewed annually and, based on those reviews and our performance during the year, employees may be awarded additional stock options. The number of stock options awarded to an executive is determined by the Compensation Committee based on a number of factors, including the executive officer’s prior experience, their role and responsibilities with us, competitive retention and market data compiled and reviewed by the Compensation Committee, and performance and demonstrated leadership with us.

The exercise price of options grants is set at the closing price of our Common Stock on the date of grant. To date, with the exception of our CEO, stock option grants to executive officers generally vest ratably over four years following the date of grant, 1/4 on the first anniversary date, and the remaining 3/4 in monthly installments over three years beginning one year from the date of grant, and have a seven-year term. Our CEO, Thomas R. Evans, was granted 600,000 stock options on June 25, 2004, upon joining us. The options have a seven-year term, 200,000 options vested on July 1, 2005 and the remaining 400,000 vested on a monthly schedule pursuant to which Mr. Evans was fully vested on July 1, 2007. Mr. Evans was also granted 500,000 stock options on October 26, 2004. These options also have a seven-year term and all 500,000 shares vest five years from the grant date. Vesting accelerates if at any point during the term of the option, the fair market value of our Common Stock is at or above the following incremental thresholds for ninety consecutive trading days: $20.00 — 100,000 shares; $22.50 — 50,000 shares; $25.00 — 75,000 shares; $27.50 — 50,000 shares; $30.00 — 75,000 shares; $32.50 — 75,000 shares; $35.00 — 75,000 shares. Currently, all of the 500,000 stock options granted to Mr. Evans on October 26, 2004 have vested pursuant to these incremental thresholds.

Restricted Stock

Generally, restricted stock is granted to executive officers from time to time based primarily upon the individual’s actual and potential contributions to us and our financial performance over the long term. The Compensation Committee approves restricted stock grants. The number of shares of restricted stock awarded to an executive is determined by the Compensation Committee based on a number of factors, including the executive officer’s prior experience, their role and responsibilities with us, competitive retention and market data compiled and reviewed by the Compensation Committee, and performance and demonstrated leadership with us.

In April 2007, we awarded 200,000 shares of restricted common stock to certain executive officers under the Second Amended and Restated 1999 Equity Compensation Plan. The awards have an eight-year term and only vest if, at any point during the term of the award, the closing price of our Common Stock is at or above the following specific thresholds for ninety consecutive days; $44.00 — 25% of award shares vest; $50.00 — an additional 33% of award shares vest; $56.00 — the remaining 42% of award shares vest. Once the specific threshold has been satisfied, the applicable percentage of award shares vest as follows; one-third upon satisfying the incremental threshold; one-third on the first anniversary of satisfying the incremental threshold; and the remaining one-third on the second anniversary of satisfying the incremental threshold. The awards also vest on a change in control provided certain conditions are met.

In April 2008, the restricted stock award agreements were amended to provide for accelerated vesting for a portion of the shares. The Compensation Committee amended the vesting schedules due to the volatility of our stock price, and its effect on the ability for the restricted stock to vest. For Messrs. Horowitz, Ross and Hoogterp, 5,000 of their 25,000 share awards will vest as follows: 1,250 shares upon the earlier of (i) the date on which the $44 threshold is satisfied; or (ii) April 30, 2009; 1,650 shares upon the earlier of (i) the date on which the $50 threshold is satisfied; or (ii) April 30, 2009; and 2,100 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2009. For Mr. DiMaria, 10,000 of his 50,000 share award will vest as follows: 2,500 shares upon the earlier of (i) the date on which the $44 threshold is satisfied; or (ii) April 30, 2009; 3,300 shares upon the earlier of (i) the date on which the $50 threshold is satisfied; or (ii) April 30, 2009; and 4,200 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2009.

In February 2009, the restricted stock award agreements were again amended to provide for accelerated vesting for the remaining shares. The Compensation Committee amended the vesting schedules based on the increased impact on the volatility of our stock resulting from the market turmoil in the global and U.S. economies and the effects on the financial services industries and the ability for the restricted stock to vest. For Messrs. Horowitz, Ross and Hoogterp, the remaining 20,000 share awards will vest as follows: 5,000 shares upon the earlier of (i) the date on which the $44 threshold is satisfied; or (ii) April 30, 2009; 5,000 shares upon the earlier of (i) the date on which the $50 threshold is satisfied; or (ii) April 30, 2010; 5,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2011; and 5,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2012. For Mr. DiMaria, the remaining 40,000 share awards will vest as follows: 10,000 shares upon the earlier of (i) the date on which the $44 threshold is satisfied; or (ii) April 30, 2009; 10,000 shares upon the earlier of (i) the date on which the $50 threshold is satisfied; or (ii) April 30, 2010; 10,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2011; and 10,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2012.

In February 2009, we awarded 110,000 shares of restricted stock to certain executives, including our CEO, Thomas R. Evans, under the 2008 Equity Compensation Plan. The awards have a seven-year term and vest as follows: 29,792 on February 11, 2010; 27,500 shares on February 11, 2011 and 2012; and 25,208 shares on February 11, 2013. The awards also vest on a change in control provided certain conditions are met. Additionally, in February 2009, we awarded 17,503 shares of restricted stock to certain executive officers under the 2008 Equity Compensation Plan. The awards have a seven-year term and vest as follows: 6,321 shares on February 11, 2010; 5,834 shares on February 11, 2011; and 5,348 shares on February 11, 2012. These awards also vest on a change in control provided certain conditions are met. In July 2009, we awarded 30,000 shares of restricted stock to Donaldson M. Ross. Mr. Ross’s award has a seven-year term and vests as follows: 7,500 shares on each of July 15, 2010, 2011, 2012 and 2013. Mr. Ross’s award also vests on a change in control provided certain conditions are met.

Other Benefits.  We maintain certain broad-based benefit plans in which our employees, including our executive officers, are entitled to participate. These plans include health and life insurance and a qualified 401(k) savings plan. We make a matching contribution equal to 3% for the qualified 401(k) savings plan, subject to Internal Revenue Code limitations.

Perquisites.  We provide a limited number of perquisites consistent with comparable companies the aggregate of which did not exceed $10,000 for each named executive officer. The level of perquisites does not factor into decisions on total compensation.

2008 Executive Compensation

The specific compensation decisions made for each of our executive officers in 2008 reflect our overall compensation objectives described above, as well as our 2008 performance.

Base Salary.  The Compensation Committee conducted its annual review and evaluation of the compensation levels of the executive team. Our CEO, Mr. Evans, received an increase in his base salary of $25,000, from $425,000 to $450,000, as a result of the Compensation Committee’s review of our performance as well as external market factors. Mr. Evans is considered a highly qualified CEO with a proven track record of delivering solid performance. Mr. Evans continued retention with us is considered to be a critical component to our future success. Based on performance, external market, retention and other factors, Messrs. DiMaria, Horowitz, Ross and Hoogterp received raises of $100,000, $50,000, $50,000 and $15,000 in 2008, such that their base salaries in 2008 were increased to $350,000, $300,000, $300,000 and $230,000, respectively.

Incentive Cash Bonus.  As described above, employment agreements with our executive officers establish their applicable target bonus opportunity. Under these agreements, the target bonus opportunities for each of Messrs. DiMaria, Horowitz, Ross and Hoogterp are $150,000, $150,000, $150,000 and $120,000, respectively. In addition, the Compensation Committee has established a target bonus of $250,000 for Mr. Evans. For new executive officers, we typically follow a policy of pro rating the earned bonus during the initial year of employment based on the time worked during that fiscal year. The target bonus for our chief executive officer, Mr. Evans, must be maintained at or above $100,000. During 2008, we achieved a level of performance below the threshold financial performance objective as reviewed and approved by the Compensation Committee, and bonuses were awarded on a discretionary basis. Accordingly, in 2008, Messrs. Evans, DiMaria, Horowitz, Ross and Hoogterp received the following discretionary bonus payments: Mr. Evans received $218,000 which represents 48.44% of his 2008 salary; Messrs. DiMaria received $125,000 which represents 35.71% of his 2008 salary; Messrs. Horowitz and Ross each received $137,000, which represents 45.67% of their 2008 salaries; and Mr. Hoogterp received $110,000, which represents 47.83% of his 2008 salary.

Restricted Stock.  See “Restricted Stock” above for a discussion of the modification of the restricted common stock awards granted in April 2007 and a discussion of restricted common stock awards granted in February and July 2009. No restricted stock awards were granted in 2008.

Employment Agreements

We have entered into employment agreements with each of our named executive officers in order to secure their continued service and dedication. These agreements generally establish minimum salary commitments and target bonus opportunities. The agreements also restrict the executive officer’s ability to engage in or perform any activities that are competitive to our business or to solicit our employees away from our service while we employ the executive and for a period of one year thereafter. Our termination payments are generally structured such that the executive is entitled to one year’s base salary at the time of termination if the executive is terminated by us without cause or if the executive terminates the agreement with cause. The termination benefits that each executive officer is entitled to receive are more fully described in “Potential Payments upon Termination or Change of Control” below.

Tax Deductibility of Compensation

Limitations on the deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code of 1986, which generally limits a publicly held corporation’s tax deduction for compensation paid to each of its chief executive officer and next four most highly compensated executive officers to $1 million in any year. In addition, Section 162(m) specifically exempts certain performance-based compensation from the deduction limit. The annual salary, cash incentive bonus and equity compensation we generally pay to our executive officers do not exceed this limit. The Compensation Committee’s intent is to design compensation packages that are deductible without limitation, where doing so will further the purposes of our executive compensation program. However, the Compensation Committee will take into consideration various other factors, together with Section 162(m) consideration, in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible.

Equity Grant Practices

Annual equity awards, as described above, are generally made at the January meeting of the Compensation Committee. The date of this meeting is typically chosen three months in advance, and therefore awards are not coordinated with the release of material non-public information.

Compensation Committee Report on Executive Compensation

We, as a Compensation Committee, have reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K included in this Proxy Statement. Based on that review and discussion, we have recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

INFORMATION ABOUT EXECUTIVE COMPENSATION

Summary Compensation Table for 2008

The following table shows the compensation of each individual who served at anytime during 2008 as our principal executive officer and our principal financial officer. We have also included our three other most highly compensated officers who were serving as executive officers as of December 31, 2008 (other than the principal executive and principal financial officers). We refer to the individuals named in the table below as “named executive officers.”

						(g)
						Non-Equity
						Incentive	(i)
				(e)	(f)	Plan	All
(a)	(b)	(c)	(d)	Stock	Option	Compensation	Other	(j)
Name and Principal Position	Year	Salary	Bonus(1)	Awards(2)	Awards(2)(5)	(3)$	Compensation(4)	Total

Thomas R. Evans	2008	$450,000	$218,000	$—	$—	$—	$16,587	$684,587
President, Chief Executive	2007	425,000	—	—	801,176	243,041	14,152	1,483,369
Officer and Director	2006	365,385	—	—	2,591,180	169,000	16,977	3,142,542

Edward J. DiMaria	2008	350,000	125,000	789,432	1,005,951	—	23,952	2,294,335
Senior Vice President-Chief	2007	251,000	—	589,835	1,003,203	202,534	18,799	2,115,371
Financial Officer	2006	165,000	50,000	—	740,981	121,875	37,890	1,115,746
Steven L. Horowitz	2008	300,000	137,000	395,979	300,828	—	16,137	1,100,280
Senior Vice President-General	2007	251,000	—	294,917	286,324	202,534	11,535	1,046,310
Manager of Online Properties	2006	210,000	—	—	252,098	156,000	15,505	633,603

Donaldson M. Ross.	2008	300,000	137,000	395,979	962,339	—	0,354	1,815,672
Senior Vice President-Chief	2007	251,000	—	294,917	707,781	202,534	16,320	1,472,552
Revenue Officer	2006	210,000	—	—	211,622	143,000	17,365	581,987
Daniel P. Hoogterp	2008	230,000	110,000	395,979	300,828	—	22,726	1,059,533
Senior Vice President-Chief Technology Officer

(1)	The amounts in column (d) for 2008 represent the dollar amounts of discretionary bonuses approved by the Compensation Committee in lieu of payments under the Incentive Cash Bonus program, or “ICB”, the detail of which are further explained on page 21. The amount in column (d) in 2006 for Mr. DiMaria represents the dollar value of a discretionary bonus of $50,000, which was approved by the Compensation Committee and awarded to Mr. DiMaria in 2007 for the leadership, performance and dedication he displayed after joining us in 2006.

(2)	The amounts in columns (e) and (f) reflect the dollar amounts recognized for financial statement reporting purposes for the respective fiscal year, in accordance with SFAS 123R, and, thus, may include amounts related to awards granted prior to the year that such awards are reported in the table. Awards are discussed in further detail on page 15 under the heading “Equity Incentive Awards.” Assumptions used in the calculation of these amounts are included in footnote 3 to our audited consolidated financial statements for the fiscal year ended December 31, 2008, which is included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2008.

(3)	The amounts in column (g) reflect the cash awards to the named individuals under the ICB.

(4)	The amount shown in column (i) includes for each named executive officer: amounts paid for Exec-U-Care supplemental healthcare benefit program, 401(k) company matches, and certain company-paid commuting expenses. In addition, for Mr. DiMaria, the amount in column (i) in 2006 includes consulting fees of $35,900, which we paid to Mr. DiMaria before he joined us as Senior Vice President-Chief Financial Officer.

(5)	As discussed in note (2) above, these amounts reflect amounts recognized for financial reporting purposes in accordance with SFAS 123R. They are not necessarily indicative of the current benefits the executive would receive, if any, upon exercise.

Employment Agreements

On June 21, 2004, we entered into an employment agreement with Thomas R. Evans, our President and Chief Executive Officer. Under the terms of the employment agreement, Mr. Evans is entitled to receive an annual base salary as stipulated in the employment agreement and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Evans agrees to assign to us all of his copyrights, trade secrets and patent rights that relate to our business. Additionally, during the term of his employment and for a period of one year thereafter, Mr. Evans agrees not to compete with us and not to recruit any of our employees. Upon Mr. Evans’s termination of employment for certain reasons (i.e., without cause or resignation for good reason), we have agreed to pay a separation payment equal to one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date. Mr. Evans was also granted options to purchase 600,000 shares of our common stock at $8.46, the fair market value on the date of grant. The options have a seven year term and vest as follows: 200,000 shares on July 1, 2005; and 16,666.667 shares on the first day of each month beginning August 1, 2005 and ending July 1, 2007. On October 26, 2004, Mr. Evans was granted options to purchase 500,000 shares of our common stock at $10.01, the fair market value on the date of grant. The options have a seven year term and vest as to all 500,000 shares five years from the date of grant. Vesting accelerates if, at any point during the term of the option, the fair market value of the our common stock is at or above the following incremental thresholds for ninety consecutive trading days; $20.00 — 100,000 shares; $22.50 — 50,000 shares; $25.00 — 75,000 shares; $27.50 — 50,000 shares; $30.00 — 75,000 shares; $32.50 — 75,000 shares; $35.00 — 75,000 shares.

On October 4, 2004, we entered into an employment agreement with Steven L. Horowitz, our Senior Vice President-General Manager of Online Properties. Under the terms of the employment agreement, Mr. Horowitz is entitled to receive an annual base salary as stipulated in the employment agreement and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Horowitz agrees to assign to us all of his copyrights, trade secrets and patent rights that relate to the our business. Additionally, during the term of his employment and for a period of one year thereafter, Mr. Horowitz agrees not to compete with us and not to recruit any of our employees. Upon Mr. Horowitz’s termination of employment without cause, we have agreed to pay a separation payment equal to twelve months’ base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable three months after the termination date; and one-third payable six months from the termination date. Mr. Horowitz was also granted options to purchase 100,000 shares of our common stock at $10.30, the fair market value on the date of grant. The options have a seven year term and are fully vested.

On May 31, 2005, we entered into an employment agreement with Daniel P. Hoogterp, our Senior Vice President-Chief Technology Officer. Under the terms of the employment agreement, Mr. Hoogterp is entitled to receive an annual base salary as stipulated in the employment agreement, an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Hoogterp agrees to assign to us all of his copyrights, trade secrets and patent rights that relate to our business. Additionally, during the term of his employment and for a period of six months thereafter, Mr. Hoogterp agrees not to compete with us and not to recruit any of our employees. Upon Mr. Hoogterp’s termination of employment without cause, we have agreed to pay a separation payment equal to one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date. Mr. Hoogterp was also granted options to purchase 80,000 shares of our common stock at $18.26, the fair market value on the date of grant. The options have a seven-year term and vest as follows: 20,000 shares on May 31, 2006; and 1,667 shares on the first day of each month beginning June 1, 2006 and ending May 31, 2009.

On April 3, 2006, we entered into an employment agreement with Edward J. DiMaria, our Senior Vice President-Chief Financial Officer. Under the terms of the employment agreement, Mr. DiMaria is entitled to receive an annual base salary as stipulated in the employment agreement, an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. DiMaria agrees to assign to us all of his copyrights, trade secrets and patent rights that relate to our business. Additionally, during the term of his employment and for a period of six months thereafter, Mr. DiMaria agrees not to compete with us and not to recruit any of our employees. Upon Mr. DiMaria’s termination of employment without cause, we have agreed to pay a separation payment equal to one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date. Mr. DiMaria was also granted options to purchase 150,000 shares of our common stock at $42.33, the fair market value on the date of grant. The options have a seven-year term and vest as follows: 37,500 shares on April 3, 2007; and 3,125 shares on the first day of each month beginning May 1, 2007 and ending April 3, 2010.

On September 11, 2006, we entered into an employment agreement with Donaldson M. Ross, our Senior Vice President-Chief Revenue Officer. Under the terms of the employment agreement, Mr. Ross is entitled to receive an annual base salary as stipulated in the employment agreement and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Ross agrees to assign to us all of his copyrights, trade secrets and patent rights that relate to our business. Additionally, during the term of his employment and for a period of twelve months thereafter, Mr. Ross agrees not to compete with us and not to recruit any of our employees. Upon Mr. Ross’s termination of employment without cause, we agree to pay a separation payment equal to one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable twelve months from the termination date. Mr. Ross was also granted options to purchase 100,000 shares of our common stock at $29.31, the fair market value on the date of grant. The options have a seven-year term and vest as follows: 25,000 shares on September 11, 2007; and 2,083.33 shares on the first day of each month beginning October 1, 2007 and ending September 11, 2010.

Grants of Plan-Based Awards in 2008

The following table provides information concerning plan-based compensation granted to the named executive officers under any plan.

		Estimated Possible Payouts Under
		Non-Equity Incentive Plan Awards(1)
		(c)	(d)	(e)
		Threshold	Target	Maximum
Name	Award Type	$	$	$

Thomas R. Evans	ICB	$125,000	$250,000	$500,000
Edward J. DiMaria	ICB	75,000	150,000	300,000
Steven L. Horowitz	ICB	75,000	150,000	300,000
Donaldson M. Ross	ICB	75,000	150,000	300,000
Daniel P. Hoogterp	ICB	60,000	120,000	240,000

(1)	The amounts shown in column (c) reflect the minimum payment level under our incentive cash bonus program. The amount shown in column (e) is 200% of the target amount. The Compensation Committee determines these amounts annually. The business measurements, performance goals, and criteria for determining payout are discussed in the Compensation Discussion & Analysis beginning on page 15.

Outstanding Equity Awards at December 31, 2008

The following table provides information concerning unexercised options and vested shares of restricted stock as of December 31, 2008 for each named executive officer.

	Option Awards				Stock Awards
						Market
						Value of
					Number of	Shares or
	Number of Securities				Shares or	Units of
	Underlying Unexercised		Option		Units that	Stock that
	Options(1)		Exercisable	Option	Have Not	Have Not
	Exercisable	Unexercisable	Price	Expiration	Vested (2)	Vested
Name	#	#	$	Date	#	$

Thomas R. Evans	600,000	—	$8.46	6/25/2011	—	—
	280,000	—	10.01	10/26/2011
Edward J. DiMaria	80,000	50,000	42.33	4/3/2013	—	—
	—	—	—	—	50,000	1,900,000
Steven L. Horowitz	32,500	—	10.30	10/25/2011	—	—
	8,854	3,646	35.75	2/7/2013
	—	—	—	—	25,000	950,000
Donaldson M. Ross	41,250	43,750	29.31	9/11/2013	—	—
	32,500	32,500	37.63	12/21/2013	—	—
	—	—	—	—	25,000	950,000
Daniel P. Hoogterp	16,666	8,334	18.26	5/31/2012	—	—
	—	—	—	—	25,000	950,000

(1)	All stock options other than those issued to Mr. Evans have a seven year term and vest ratably over four years following the date of grant, 1/4 on the first anniversary date, and the remaining 3/4 in monthly installments over three years beginning one year from the date of grant. Mr. Evans was granted 600,000 stock options with a seven year term on June 25, 2004, of which 200,000 options vested on July 1, 2005 and the remaining 400,000 vested on a monthly schedule pursuant to which Mr. Evans was fully vested on July 1, 2007. Mr. Evans was also granted 500,000 stock options with a seven year term on October 26, 2004, all of which vest five years from the grant date. Vesting accelerated if at any point during the term of the option, the fair market value of our Common Stock met certain thresholds for ninety consecutive trading days. All of the 500,000 stock options granted to Mr. Evans on October 26, 2004 have vested pursuant to these incremental thresholds.

(2)	The restricted stock awards have an eight-year term. At December 31, 2008, prior to the amendment to the terms of the restricted stock awards discussed under “Restricted Stock” on page 17, the shares of restricted stock would only vest if, at any point during the term of the award, the closing price of our Common Stock is at or above the following specific thresholds for ninety consecutive days; $44.00 — 25% of award shares vest; $50.00 — an additional 33% of award shares vest; $56.00 — the remaining 42% of award shares vest. Once the specific threshold was satisfied, the applicable percentage of award shares would vest as follows; one-third upon satisfying the incremental threshold; one-third on the first anniversary of satisfying the incremental threshold; and the remaining one-third on the second anniversary of satisfying the incremental threshold. The awards also vest on a change in control provided certain conditions are met. In February 2009, the restricted stock award agreements were again amended to provide for accelerated vesting for remaining shares. The Compensation Committee amended the vesting schedules based on the increased impact on the volatility of our stock resulting from the market turmoil in the global and U.S. economies and the effects on the financial services industries and the ability for the restricted stock to vest. For Messrs. Horowitz, Ross and Hoogterp, the remaining 20,000 share awards will vest as follows: 5,000 shares upon the earlier of (i) the date on which the $44 threshold is satisfied; or (ii) April 30, 2009; 5,000 shares upon the earlier of (i) the date on which the $50 threshold is satisfied; or (ii) April 30, 2010; 5,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2011; and 5,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2012. For Mr. DiMaria, the remaining 40,000 share awards will vest as follows: 10,000 shares upon the earlier of (i) the date on which the $44 threshold is satisfied; or (ii) April 30, 2009; 10,000 shares upon the earlier of (i) the date on which the $50 threshold is satisfied; or (ii) April 30, 2010; 10,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2011; and 10,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2012.

Option Exercises for 2008

The following table provides information concerning each exercise of stock options during the year ended December 31, 2008 for each named executive officer.

Value Realized
	Number of Shares	on Exercise
Name	Acquired on Exercise (#)	($)

Thomas R. Evans	—	$—
Edward J. DiMaria	—	—
Steven L. Horowitz	—	—
Donaldson M. Ross	—	—
Daniel P. Hoogterp	10,000	162,900

Potential Payments upon Termination or Change of Control

Payments upon Termination without Cause or Resignation for Good Reason

Pursuant to the employment agreements with Messrs. Evans, DiMaria, Horowitz, Ross and Hoogterp, in the event that we terminate the employment of any of these executive officers without “cause”, or, in the case of Mr. Evans, if he resigns for “good reason,” the executive officer would be entitled to an accrued bonus through the effective date of the termination, payable within fifteen (15) days of the effective termination date, and we must pay a separation payment equal to one year’s base salary, at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date. For these purposes, the term “cause” generally means, the executive officers’ (i) material breach of his or her employment agreement; (ii) dishonesty or fraud; (iii) willful or negligent insubordination; (iv) conviction of, or guilty plea to, a felony or crime involving moral turpitude; or (v) resignation. Termination without “cause” generally means any termination other than for “cause” and other than in the event of death or a mental or physical disability, which prevents the executive from performing his or her duties for an extended period of time. For the purposes of Mr. Evans’s employment agreement, the term “good reason” generally means a reduction in his title, duties or responsibilities; his relocation; the failure of any successor to assume his employment agreement; our breach of the agreement; and our failure to allow him to participate in employee benefit plans generally available to executive officers.

Assuming the employment of Messrs. Evans, DiMaria, Horowitz, Ross, and Hoogterp had been terminated without “cause” by us effective December 31, 2008, they would have been entitled to the following payments in addition to accrued amounts owed to them for prior service:

Name	Cash(1)

Thomas R. Evans	$668,000
Edward J. DiMaria	475,000
Steven L. Horowitz	437,000
Donaldson M. Ross	437,000
Daniel P. Hoogterp	340,000

(1)	Cash payment amounts are based on the following components:

•	base pay using current salary; and

•	an accrued annual cash bonus, calculated based on the targets established by the Compensation Committee at the beginning of each fiscal year, as discussed in the Compensation Discussion and Analysis.

Payments Upon Termination for Cause, Resignation, Death or Disability

Pursuant to employment agreements entered into with Messrs. Evans, DiMaria, Horowitz, Ross and Hoogterp, in the event of a termination with “cause” or resignation, death or disability, each executive officer would be entitled to any accrued bonus through the effective date of the termination, payable within fifteen (15) days of the effective termination date.

Payments Upon a Change of Control

Under the terms of our 2008 Stock Option Plan, 1997 Equity Compensation Plan, and our Second Amended and Restated 1999 Equity Compensation Plan, unless the Board determines otherwise, all outstanding stock options and restricted stock awards automatically accelerate and become immediately exercisable and vested upon a change of control. Upon a change of control in which we are not the surviving corporation, any stock options and restricted stock awards not exercised or vested must be assumed by, or replaced with comparable equity securities by, the surviving corporation. Assuming a change of control had occurred on December 31, 2008 and the executive officers exercised the full amount of their awards, the cash value of the accelerated awards for each of the executive officers would have been as follows:

Value of
Accelerated
Equity
Name	Awards(1)(2)

Thomas R. Evans	$—
Edward J. DiMaria	1,900,000
Steven L. Horowitz	958,204
Donaldson M. Ross	1,342,213
Daniel P. Hoogterp	1,114,513

(1)	Assumes a stock price of $38.00, which was the closing price of our common stock on December 31, 2008, the last trading day of the year.

(2)	For options, the value of accelerated equity awards is calculated by multiplying the difference between the closing price of our common stock on December 31, 2008 and the exercise price of the option by the number of options accelerated. For restricted stock awards, the value of the accelerated equity awards in the fair market value of the stock as of December 31, 2008.

Under the terms of the equity incentive plans, a “change of control” shall be deemed to have occurred if: (a) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (other than a person who is our shareholder as of the effective date of the Plan) becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our securities representing more than 50% of the voting power of our then outstanding securities; or (b) our shareholders approve (or, if shareholder approval is not required, the Board approves) an agreement providing for (i) our merger or consolidation with another entity, which results in our shareholders immediately prior to the merger or consolidation, not beneficially owning, immediately after the merger or consolidation, shares entitling them to cast more than 50% of all of the votes that the shareholders of the surviving entity would be entitled in the election of directors, (ii) the sale or other disposition of all or substantially all of our assets, or (iii) our liquidation or dissolution.

Termination Following a Change of Control

None of our executive officers has a change of control agreement with us. However, pursuant to Mr. Evans’s employment agreement, any successor to all or substantially all of our business and/or assets that fails to assume his employment agreement, Mr. Evans would be permitted to resign for “good reason” (see “Payments upon Termination without Cause or Resignation for Good Reason”).

Restrictive Covenants

Pursuant to the employment agreements with Messrs. Evans, DiMaria, Horowitz, Ross and Hoogterp, each executive officer has agreed not to compete with us and not to recruit any of our employees during the term of his employment and for a period of one year thereafter (or in the case of Hoogterp, for a period of 6 months thereafter). In addition, each executive officer has also agreed not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. In order to receive the benefits described above in “Payments upon Termination without Cause or Resignation for Good Reason,” the executive officers must comply with each of these restrictive covenants and must enter into a separation and release agreement with us releasing us from any and all liability and settling all claims of any kind. The waiver by either party of a breach of any provision of the relevant employment agreement by the other party, including the restrictive covenant provisions, does not operate and is not construed as a waiver of any subsequent breach.

COMPENSATION OF DIRECTORS

Annually, on the first business day of the year, each non-employee director receives an option to purchase 10,000 shares of our Common Stock at the fair market value on the date of grant. The stock options have a seven year term, and fully vest on the last business day of the year in which the option is granted. In addition, we pay the Audit Committee Chairman $25,000 in cash compensation. No other directors receive any cash compensation. We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the Board and any of its committees.

2008 Director Compensation Table

	Fees
	Earned
	or Paid	Option
	in Cash	Awards	Total
Name	$	$(1)	$

Peter C. Morse	$—	$198,392	$198,392
William C. Martin	—	198,392	198,392
Robert P. O’Block	—	198,392	198,392
Richard J. Pinola	25,000	198,392	198,392
Randall E. Poliner	—	198,392	198,392

(1)	The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the respective fiscal year, in accordance with SFAS 123R. Assumptions used in the calculation of these amounts are included in Note 3 to our audited consolidated financial statements for the fiscal year ended December 31, 2008, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2009. As all options vest in the year of grant, the amount reflected in this column reflects the full grant date fair value of the award. As of December 31, 2008, the stock options outstanding for each director (all of which are vested) are as follows: Mr. Morse — 75,000; Mr. Martin — 52,500; Mr. O’Block — 75,000; Mr. Pinola — 20,000; and Mr. Poliner — 75,000.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and any persons who own more than 10% of our common stock to file reports with the SEC with respect to their ownership of common stock. Directors, executive officers and persons owning more than 10% of our common stock are required to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of such reports received by us and any written representations from reporting persons that no other reports were required of those persons, we believe that during 2008, all filing requirements applicable to our directors and executive officers were complied with in a timely manner.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee operates under a written charter adopted by the Board and is published on the investor relations section of the Company’s Web site at www.bankrate.com. This report reviews the actions taken by the Audit Committee with regard to the Company’s financial reporting process during 2008 and particularly with regard to the Company’s audited consolidated financial statements as of December 31, 2008 and 2007 and for the three years ended December 31, 2008.

The Audit Committee selects the Company’s independent registered public accounting firm and meets with the Company’s independent registered public accounting firm to discuss the scope and review the results of the annual audit. The Audit Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to each of the matters assigned to it under the Committee’s Charter. The Audit Committee met eight times during 2008.

All of the directors who serve on the Audit Committee are “independent” for purposes of the NASDAQ Global Select Market listing standards. That is, the Board has determined that none of the members of the Committee has any relationship to the Company that may interfere with his independence from the Company and its management.

The Audit Committee reviewed the Company’s 2008 financial statements and met with both management and Grant Thornton LLP, the Company’s independent registered public accounting firm for 2008, to discuss those financial statements. Management represented to us that the financial statements were prepared in conformity with accounting principles generally accepted in the United States of America. The Committee also received from and discussed the written disclosures and the letter from Grant Thornton LLP required by the Public Company Accounting Oversight Board, and has discussed with Grant Thornton LLP their independence. The Audit Committee also discussed with Grant Thornton LLP any matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Oversight Board in Rule 3200 T.

On the basis of these reviews and discussions, the Audit Committee recommended to the Board that the Board approve the inclusion of the Company’s audited financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE
Richard J. Pinola, Chairman
Robert P. O’Block
Randall E. Poliner

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under The Securities Act of 1933 or Exchange Act, and shall not otherwise be deemed filed under these Acts.

Change in Independent Registered Public Accounting Firm

On January 30, 2007, the Audit Committee of our Board determined to consider a change of our independent accountants and directed management to undertake a request for proposal from independent registered public accounting firms to serve as our auditor for fiscal 2007. We initiated this process on March 5, 2007. Seven large public accounting firms, including KPMG LLP, were asked to submit proposals.

On March 27, 2007, KPMG LLP notified the Audit Committee of our Board that KPMG LLP would not submit a proposal and declined to stand for re-election as principal accountants. KPMG LLP indicated it would complete its procedures regarding our unaudited condensed financial statements for the quarter ended March 31, 2007 and the Form 10-Q in which such financial statements would be included.

On April 12, 2007, the Audit Committee of our Board engaged Grant Thornton LLP to act as our principal accountant for the fiscal year ending December 31, 2007. Also on April 12, 2007, the Audit Committee of our Board notified KPMG LLP of its decision to have Grant Thornton complete the review of our interim financial statements as of March 31, 2007 and for the three-month period then ended. As such, the auditor-client relationship with KPMG LLP ceased on that date.

KPMG LLP’s audit report on our consolidated financial statements as of and for the year ended December 31, 2006 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: KPMG LLP’s report on our consolidated financial statements as of and of and for the year ended December 31, 2006, contained a separate paragraph stating that “As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation by adopting Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.”

The audit report of KPMG LLP on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2006 and the subsequent interim period through April 12, 2007, (i) there were no disagreements between us and KPMG LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused KPMG LLP to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, and (ii) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

During the fiscal year ended December 31, 2006 and the subsequent interim period through April 12, 2007, neither we nor anyone acting on our behalf consulted Grant Thornton regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements; or (2) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a “reportable event” described in Item 304(a)(1)(v) of Regulation S-K.

AUDIT FEES AND RELATED MATTERS

Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered and expenses of Grant Thornton LLP for the audits of our annual financial statements and the effectiveness of internal controls for the years ended December 31, 2008 and 2007, and fees billed for other services rendered and expenses of Grant Thornton LLP during 2008 and 2007.

Type of Fees	2008	2007

Audit Fees(1)	$773,089	$541,704
Audit-Related Fees(2)	55,568	35,438
Tax Fees(3)	52,924	48,147
All Other Fees	—	—

Total	$881,581	$625,289

(1)	Audit fees for 2008 and 2007 consist of professional services rendered for the annual audit of our financial statements and our internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and reviews of interim financial statements included in our quarterly reports. The 2008 fees included additional work associated with our acquisitions.

(2)	Audit-related fees for 2008 and 2007 consist of fees paid to Grant Thornton LLP related to accounting consultations in connection with proposed or consummated acquisitions and consultation concerning financial accounting and reporting standards.

(3)	Tax fees for 2008 and 2007 consist of fees related to preparing the 2007 and 2006 U.S. corporate income and state income and franchise tax returns. There were no tax planning fees in 2008 or 2007.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Auditor

The Audit Committee of the Board has implemented procedures under our Audit Committee Pre-Approval Policy for Audit and Non-Audit Services to ensure that all audit and permitted non-audit services provided to us are pre-approved by the Audit Committee. Specifically, the Audit Committee pre-approves the use of an independent accountant for specific audit and non-audit services, within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the Audit Committee before it may be provided by our independent accountant. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the Audit Committee. The Audit Committee may delegate pre-approval authority to one or more of its members when expedition of services is necessary.

All of the audit-related, tax and all other services provided by Grant Thornton LLP to us in 2008 were approved by the Audit Committee by means of specific pre-approvals or pursuant to the procedures contained in the Pre-Approval Policy. The Audit Committee has determined that all non-audit services provided by Grant Thornton LLP in 2008 were compatible with maintaining its independence in the conduct of its auditing functions.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information relating to the shares of common stock that may be issued under our stock-based incentive plans at December 31, 2008.

Number of Securities
Remaining Available
	Number of Securities		for Future Issuance Under
	to be Issued Upon	Weighted-Average Exercise	Equity Compensation
	Exercise of	Price of Outstanding	Plans (Excluding
	Outstanding Options,	Options, Warrants and	Securities Reflected in
	Warrants and Rights	Rights	Column (a))
Plan Category	(a)	(b)	(c)

Equity Compensation Plans Approved by Securities Holders	3,023,610	$25.52	1,543,865
Equity Compensation Plans Not Approved by Securities Holders	—	—	—

Total	3,023,610	$25.52	1,543,865

Annex B

July 22, 2009

The Board of Directors
Bankrate, Inc.
11760 U.S. Highway One
Suite 200
North Palm Beach, Florida 33408

Members of the Board of Directors:

We are pleased to confirm in writing the opinion provided orally to the Board of Directors of Bankrate, Inc., a corporation organized under the laws of Florida (the “Company”), at its meeting held July 22, 2009. We understand that the Company, certain funds affiliated with Apax Partners, L.P., a Delaware limited partnership (“Parent”), and Ben Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Agreement”) whereby Merger Sub will commence a tender offer to purchase all of the outstanding shares of common stock of the Company (the “Offer”), following which, Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger” and together with the Offer, the “Transaction”). Capitalized terms used herein but not defined have the same meanings as set forth in the Agreement.

As further described in the Agreement and subject to the conditions set forth in Annex A thereof, the following shall occur in the Transaction:

The Offer

Merger Sub will commence the Offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (each a “Share” and, collectively, “Shares”) at a price of $28.50 per Share, payable net to the seller in cash without interest (such price, or any higher price as may be paid in the Offer in accordance with the Agreement, the “Offer Price”).

The Merger

(a) After the completion of the Offer and at the Effective Time, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence as a wholly owned subsidiary of Parent (the “Surviving Corporation”); and

(b) at the Effective Time, each issued and outstanding Share outstanding immediately prior to the Effective Time other than (i) any shares to be cancelled pursuant to the Agreement, (ii) any dissenting Shares, and (iii) any Shares identified as Rollover Shares pursuant to Support Agreements to be entered into by certain shareholders of the Company (the “Rollover

The Board of Directors
Bankrate, Inc.
July 22, 2009

Shares”), will be converted automatically into, and will thereafter represent the right to receive, the Offer Price.

As you know, Allen & Company LLC (“Allen”) was engaged by the Company to act as a financial advisor to the Company. Pursuant to our June 26, 2009 engagement letter (the “Engagement Letter”), you have asked us to render our opinion as to the fairness, from a financial point of view, of the consideration to be received by the Company’s shareholders in the Transaction. Pursuant to the Engagement Letter, the Company shall owe Allen a cash fee of $500,000, payable upon delivery of this opinion. In addition, the Company shall pay to Allen, upon the consummation of the Transaction, a cash fee equal to 1.0% of the price per share received by holders of the Company’s Common Stock pursuant to the Transaction multiplied by the Fully Diluted shares outstanding less $500,000, payable to Allen upon the closing of the Transaction. The Company has also agreed to reimburse Allen’s reasonable expenses up to $75,000 for Allen’s legal expenses and up to $25,000 for reimbursable expenses other than legal expenses, and indemnify Allen against certain liabilities arising out of such engagement.

Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Allen does not have and has not had any material relationships involving the payment or receipt of compensation between Allen and the Company and, to our knowledge, any of its affiliates during the last two years. Allen has previously served as financial advisor to the Company, pursuant to a previous engagement letter dated June 1, 2007. In the ordinary course of its business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the securities of the Company. This opinion has been approved by Allen’s fairness opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with the Company as well as information which we received during the course of this assignment, including information provided by the management of the Company in the course of discussions relating to this engagement. In arriving at our opinion, we neither conducted a physical inspection of the properties and facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities of the Company, or conducted any analysis concerning the solvency of the Company.

In rendering our opinion, we have relied upon and assumed, with your consent and without independent verification, the accuracy and completeness in all material respects of all of the financial, accounting, tax and other information that were available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to financial projections provided to us by the Company, we have assumed with your consent that, where applicable, they have been reasonably prepared in good faith reflecting

The Board of Directors
Bankrate, Inc.
July 22, 2009

the best currently available estimates and judgments of the management of the Company, as to the future operating and financial performance of the Company. We assume no responsibility for and express no view or opinion as to such forecasts or the assumptions on which they are based.

We have assumed that the Transaction will be consummated in all respects material to our opinion in accordance with the terms and conditions set forth in the Agreement dated as of the date hereof and the agreements ancillary thereto that we have reviewed.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusions expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

In arriving at our opinion, we have among other things:

(i) reviewed the terms and conditions of the Agreement and related documents;

(ii) reviewed trends in the equity markets and online advertising, content and lead generation sectors;

(iii) reviewed business prospects and financial condition of the Company based on information provided by senior management of the Company;

(iv) reviewed historical business information and financial results of the Company;

(v) reviewed public financial information regarding the Company, including the Company’s filings with the United States Securities and Exchange Commission;

(vi) reviewed financial projections of the Company provided by senior management of the Company;

(vii) reviewed information obtained from meetings and calls with the Company management;

(viii) reviewed historical trading performance of the Company common stock;

The Board of Directors
Bankrate, Inc.
July 22, 2009

(ix) analyzed the trading history of the common stock of the Company as compared to that of related market indices and comparable public companies;

(x) analyzed public financial information regarding certain public companies, including market multiples, comparable to the Company;

(xi) analyzed public financial and transaction information regarding certain merger and acquisition transactions, including multiples and premiums paid, comparable to the proposed Transaction;

(xii) analyzed internal management projections for the Company and publicly available information in order to develop a discounted cash flow valuation analysis (“DCF”); and

(xiii) analyzed such other information and analyses as we deemed appropriate in arriving at our opinion.

The opinion also reflects our familiarity, developed in the course of serving as financial advisor to the Company since June 2007, with the Company’s business and prospects, as well as prevailing trends in the markets in which the Company participates.

It is understood that this opinion is intended for the benefit and use of the Board in connection with its consideration of the Transaction. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent, which will not be unreasonably withheld, conditioned or delayed; provided, however, that this letter may be used by the Company in conjunction with any Schedule 14D-9, tender offer statement or proxy mailing to the Company’s shareholders and any filing with the Securities and Exchange Commission related to the Transaction, provided that Allen has a reasonable opportunity to review and approve any disclosure with respect to this opinion, such approval not to be unreasonably withheld, conditioned or delayed.

This opinion does not constitute a recommendation as to what course of action the Board should pursue in connection with the Transaction, or otherwise address the merits of the underlying decision by the Company to engage in the Transaction. We do not express an opinion about the fairness of any compensation payable to any of the Company’s officers, directors or employees in connection with the Transaction relative to the consideration payable to the Company’s shareholders or in any way address the Rollover Shares. Our opinion also does not consider the treatment of any stock options or restricted stock plans.

We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. For the purposes of our opinion, we have assumed with your consent

The Board of Directors
Bankrate, Inc.
July 22, 2009

that all governmental, regulatory or other consents necessary for the consummation of the Transaction as contemplated by the Agreement will be obtained without any material adverse effect on the Company.

Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the Company’s shareholders, other than holders of Rollover Shares, in the Transaction as of the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the Company’s shareholders, other than holders of Rollover Shares, in the Transaction is fair, from a financial point of view, to the Company’s shareholders.

Very truly yours,

ALLEN & COMPANY LLC

By:	/s/ Ian G. Smith
Ian G. Smith
Managing Director

Annex C

Needham & Company, LLC 445 Park Avenue, New York, NY 10022 (212) 371-8300

July 22, 2009

Disinterested Members of the Board of Directors (the “Disinterested Directors”)
Bankrate, Inc.
11760 U.S. Highway One. Suite 200
North Palm Beach, FL 33408

Gentlemen:

We understand that Bankrate, Inc. (the “Company”), Ben Holdings, Inc. (“Parent”), and Ben Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) at a price of $28.50 per share, net to the seller in cash (the “Offer Price”). We also understand that, pursuant to the Merger Agreement, following completion of the Offer, Merger Sub will merge with and into the Company (the “Merger”), as a result of which the Company will become a wholly-owned subsidiary of Parent and each issued and outstanding share of Company Common Stock (other than shares to be cancelled in accordance with the Merger Agreement, shares as to which dissenter’s rights have been perfected and Rollover Shares (as defined in the Merger Agreement)) will be converted into the right to receive $28.50 per share in cash (the per share consideration to be received in the Offer and the Merger, the “Consideration”). The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of the Rollover Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated July 21, 2009; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning

Boston: One Post Office Square, Suite 1900, Boston, MA 02109 (617) 457-0900
Menlo Park, CA: 3000 Sand Hill Road, Building 2, Suite 190, Menlo Park, CA 94025 (650) 854-9111
San Francisco, CA One Ferry Building, Suite 240, San Francisco, CA 94111 (415) 262-4860

C-1

Disinterested Members of the Board of Directors, Bankrate, Inc.
July 22, 2009

Needham & Company, LLC

those forecasts; (vi) reviewed certain research analyst projections with respect to the Company and held discussions with members of the management of the Company concerning those projections; (vii) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; (viii) reviewed the financial terms of certain other business combinations that we deemed generally relevant; and (ix) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness in all material respects of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that the Transaction will be consummated in all respects material to our opinion upon the terms and subject to the conditions set forth in the draft Merger Agreement dated July 21,2009, without waiver, modification or amendment of any material term, condition or agreement thereof. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed where applicable, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. With respect to the research analyst projections for the Company, we have assumed that such projections represent reasonable estimates as to the future financial performance of the Company. We express no opinion with respect to any of such forecasts, projections or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company or Parent nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than holders of the Rollover Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company, nor were we requested to, and we did not, provide independent financial advice to you during the course of negotiations between the Company and Parent or participate in the negotiation or structuring of the Transaction. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be

C-2

Disinterested Members of the Board of Directors, Bankrate, Inc.
July 22, 2009

Needham & Company, LLC

received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender shares of Company Common Stock in connection with the Offer or how such shareholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Board of Directors of the Company as financial advisor to the Disinterested Directors (consisting of William C Martin, Richard Pinola and Randall E. Poliner) in connection with the Transaction to render this opinion and will receive a fee for our services, none of which is contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and our rendering of this opinion and to reimburse us for our out-of-pocket expenses. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the proposed Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities. A company affiliated with Needham & Company is a limited partner in a fund affiliated with Antares Capital Corporation. According to the Company’s SEC filings, Randall E. Poliner, one of the Disinterested Directors, is the President of Antares Capital Corporation.

This letter and the opinion expressed herein are provided at the request and for the information of the Disinterested Directors and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be quoted in full in connection with any proxy, tender offer, transaction, information or solicitation/recommendation statement used in connection with the Transaction and may be otherwise referred to or disclosed in any such document, provided that we have had a reasonable opportunity to review and approve any disclosure, such approval not to be unreasonably withheld, conditioned or delayed. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than holders of the Rollover Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Needham & Company, LLC

NEEDHAM & COMPANY, LLC

C-3